Exhibit 5

Code of Ethics

MIS has the following written codes of ethics and related policies establishing standards of ethical behavior for its employees.

1	Moody's Corporation Code of Business Conduct (October 2020)
2	Moody's Investors Service Code of Professional Conduct (January 1, 2021)
3.	Moody's Corporation Code of Ethics for Chief Executive and Senior Financial Officers (November 23, 2010)
4.	Moody's Corporation Anti-Bribery and Anti-Corruption Policy (December 5, 2016)
5.	Compensation of Designated Compliance Officer (May 21, 2018)
6.	Electronic Communications Monitoring Policy (March 1, 2021)
7.	Policy on Referring Violations of Law (SEC Rule 15E(u)) (May 2, 2016)
8.	Policy for Receipt, Review and Retention of External Complaints (October 21, 2020)
9.	Policy for Internal Complaints Regarding MIS Ratings or the Ratings Process (December 18, 2017)

Code of Business Conduct

OCTOBER 2020

MOODY'S

The Code is a statement of guiding principles and policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment. Rights as an employee and the Company's rights as an employer are governed by the laws of the jurisdiction of employment, the work rules of your employing unit, and your individual written employment contract, if any. In the United States and certain other countries, employment by the Company is employment at will, unless agreed upon otherwise in an express, written employment agreement. Employment at will means that the employee may terminate his or her employment at any time, for any reason or no reason at all, and the Company may terminate employment at any time, for any legal reason or no reason at all, but not for an unlawful reason. Where employment is at will, no oral representation by any Moody's employee with respect to continued employment can alter this relationship. Where a local jurisdiction's laws contain mandatory requirements that differ from the provisions of this Code, that jurisdiction's laws prevail for employees based in that jurisdiction. In the event that any provision of this Code conflicts with any provision in your individual written employment contract, the provisions in your individual written employment contract will prevail. In addition, to the extent that Moody's adopts or revises any policies that are more restrictive than this Code, the provisions in those policies will prevail.

From Rob Fauber



For more than a century, Moody's employees have proudly upheld the company's worldwide reputation for high standards of business conduct. An essential aspect of Moody's success is our collective commitment to operating in an ethical and lawful manner to maintain the integrity of our business. Moody's Code of Business Conduct, which has been approved by our Board of Directors, sets forth the guiding principles we expect each employee and member of the Board to follow. Although no Code can anticipate every specific problem you may face or cover every applicable law, by providing you with these guiding principles and illustrative examples, the Code is designed to assist you in identifying and resolving troublesome issues, as well as to advise you where to go for help and advice.

It is the responsibility of each employee to abide by the Code and to raise awareness of problems that may undermine the company's integrity. Moody's managers and Board members have the additional responsibility of fostering a culture in which compliance with applicable laws and Moody's policies is at the core of our business activities. At Moody's, the views of each employee matter, and we expect employees to demonstrate high standards of personal integrity in all their interactions. By following the principles contained in the Code, Moody's employees help sustain a work environment that is open, inclusive and fair for all. If you have a question or concern about what is proper conduct for you or anyone else, please raise it through one of the many channels offered to you in the Code. Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Please carefully review Moody's Code of Business Conduct and keep it handy for consultation. Be aware that certain provisions may have changed since the last version of the Code was issued. I trust that each of you will accept the personal responsibility to live up to Moody's values and abide by the principles described in the Code. Thank you for continuing to do your part.

Robert Fauber
President & Chief Executive Officer
Moody's Corporation

Contents

3

From Rob Fauber

07

Overview

07 Complying with Applicable Laws

07 Observing Ethical Business Standards

07 Moody's Core Values

08 Scope of Code

11

Where to Seek Help and Report Concerns

11 Open Door Policy

11 Reporting Potential Violations of the Law, Regulation, this Code or Company Policy

11 The Integrity Hotline

12 Non-Retaliation Policy

15

How We Treat Each Other

15 Equal Opportunity Employer

15 Discrimination and Harassment Prohibited

17 Personal Relationships and Nepotism

18 Health and Safety

18 Protection of Personal Data

19 Photographs, Videos and Recordings

21

How We Treat Our Customers, Business Partners and Competitors

21 Fair Dealing

21 Confidentiality

21 The MIS Rating Process and Confidential Information

22 Separation of MIS and MA

22 Antitrust and Competition

29

How We Protect the Company and its Shareholders

29 Maintaining Accurate Business Records

29 Deception and Fraud

30 Corporate Opportunities

30 Conflicts of Interest

31 Interests in Outside Companies

31 Positions with Outside Entities

32 Accepting Gifts, Entertainment or Other Things of Value

34 Vendor Selection

34 Intellectual Property

34 Unauthorized Copying or Use

35 Protecting Moody's Trade Secrets and Proprietary Information

35 Use of Company Resources

36 Safeguarding Moody's Technology Resources

37 Use of Personal Electronic Devices

37 Social Media

37 Employees as Consultants/ Conversion of Consultants to Employees

37 Independent Contractors/Contract Workers

39

How We Act with Integrity in the Global Community

39 Insider Trading and Market Abuse

40 Securities Trading

40 Anti-Bribery and Anti-Corruption

41 Political Activities

41 Economic and Trade Sanctions

42 Export Compliance

42 International Boycotts

42 Anti-Money Laundering

42 Taxation

42 Immigration

42 Business in New Countries

42 Government Investigations

43 Civil Litigation

43 Record Retention and Preservation Directives

45

Code Administration

45 Interpretation

45 Investigations of Suspected Violations

45 Enforcement of the Code

45 Waivers of the Code

45 No Rights Created

46

Key Contact Information

46 Moody's Human Resources Department

46 Moody's Compliance Department

46 Moody's Legal Department

46 Moody's Internal Audit Department

47 Moody's Integrity Hotline

Moody's has built a reputation for the highest standards of integrity and responsibility.

Overview

For more than a century, Moody's has built a reputation for the highest standards of integrity and responsibility. It is the duty of each of us to uphold and enhance the Company's standing in the global community. We owe that duty to ourselves, as well as to our fellow employees and directors, Moody's stockholders and customers, and everyone with whom we do business.

This Code of Business Conduct (the "Code") is designed to help all Moody's employees and directors understand how to apply these principles in daily business activities. The Code confirms the basic elements of honesty, integrity, good judgment and professionalism that all Moody's employees and directors are expected to observe. All employees and directors are expected to comply with the principles set forth in this Code.

Complying with Applicable Laws

First and foremost, it is our to duty, at all times, to comply with all laws and regulations that apply to the Company's business. You must not take any action on behalf of Moody's Corporation or its subsidiaries that violates any law or regulation. Not only is this important in order to avoid the consequences of legal violations that can include heavy fines, jail terms, expensive lawsuits, and termination of your employment, it is also good business practice.

Observing Ethical Business Standards

As a Moody's employee or director, you must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's. At a minimum, this means complying with the principles and policies articulated in this Code, and upholding Moody's core values.

Moody's Core Values



Rigorous

We are Rigorous – Our intellectual excellence sets us apart. We approach our work with the greatest care and hold ourselves to the highest standard, every day, because we know our work has impact.



Collaborative

We are Collaborative – We work across boundaries to bring the right ideas, people and resources together to deliver the best outcomes and adapt to a changing marketplace.



Principled

We are Principled – We are united by a determination to act with integrity and make a positive impact on the global economy and in our local communities.



Inclusive

We are Inclusive – We believe that diverse viewpoints lead to better decisions. Everyone's opinion matters and everyone's contributions are valued.



Forward Thinking

We are Forward-Thinking – Staying relevant in a changing world means looking to tomorrow with curiosity, optimism and energy. Our passion, collective imagination and intellect open the door to a better future for our customers, our communities and the environment.



Scope of Code

The Code describes areas of law and Company policies that are most likely to affect the work of Moody's employees and, in certain instances, Moody's directors. In some cases, the Company's expectations go beyond what the law requires or permits. The Code should alert you to significant legal and ethical issues that may arise in your job. If you are in doubt about an issue or about the best course of action in a particular situation, please consult your manager, another senior manager, a Human Resources representative, a representative of Moody's Internal Audit or Compliance departments, or an attorney in Moody's Legal department. Problems can usually

be minimized by seeking advice sooner rather than later, when they may become harder to address.

Moody's has implemented policies concerning legal and ethical behavior in various areas. The purpose of the Code is not to supersede those policies, but to provide a summary of Moody's policies and expectations in certain areas. Employees should read the Code together with Moody's other policies.

The Code and the Company's policies are available on the Company's internal website for employees. The Code may be revised from time to time, and the most recent, controlling



You must strive to maintain the highest standards of personal ethics and integrity in your dealings on behalf of Moody's.

version will always be available on the Company's intranet. Employees and directors are responsible for reviewing and understanding the Code and all Company policies to the extent they apply to them and their activities. No business transaction or other activity that violates the Code or other Company policies will be tolerated.

The Code cannot cover all the legal requirements of each jurisdiction in which the Company does business. Because Moody's Corporation is a United States corporation, particular attention is given to U.S. legal requirements. This Code, however, applies to all employees and directors of Moody's Corporation and all employees of its wholly-owned subsidiaries worldwide, including part-time and limited duration employees. The terms "Moody's" and "the Company" are used in this Code to refer to Moody's Corporation and its wholly-owned subsidiaries. The term "MIS" refers to Moody's Investors Service, Inc. and its affiliates that issue ratings under the "Moody's Investors Service" brand name. The term "MA" refers to Moody's Analytics. Moody's majority-controlled subsidiaries have adopted substantially similar Codes and policies in consultation with Moody's Legal and Compliance departments.



Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important.

Where to Seek Help and Report Concerns

Open Door Policy

Moody's objective is to maintain an environment in which all employees feel comfortable raising issues that they believe are important. Moody's believes that maintaining a culture where open dialogue is encouraged and supported leads to a more productive, cohesive and enjoyable work environment.

As a result, Moody's supports open door communication and encourages you to attempt to resolve concerns, problems or issues that involve the work environment, including by holding frank discussions with your immediate supervisors or other senior managers, by providing performance feedback, or by participating in the Business Engagement Survey. Such engagement may help resolve many workplace issues.

Employees can expect that managers will be available to discuss workplace problems or concerns in an environment free of distractions and that managers will not subject employees to any reprisals for availing themselves of this Open Door Policy.

❓ Are open door conversations confidential?

Moody's recognizes the importance of maintaining the confidentiality of issues and concerns communicated by employees via this Open Door Policy and other channels described in this Code. However, in some instances, it may not be possible to keep your identity confidential without impairing the integrity of an investigation or because of certain legal requirements. Managers will communicate the details of issues and concerns communicated by employees only on a need-to-know basis, or as required by law and/or Moody's policies.

❓ What should I do if I need guidance on an issue?

If you need guidance or are in doubt about the best course of action in a particular situation, you should consult your manager, another senior manager, or a representative of the Human Resources, Internal Audit, Compliance or Legal departments. Subject to applicable law, you may also contact Moody's Integrity Hotline.

Reporting Potential Violations of the Law, Regulation, this Code or Company Policy

You should be alert and sensitive to situations that could result in violations of applicable laws or regulations, the Code, or other Company policies. If you are an employee located in any of our offices outside of the European Union ("EU") or Switzerland, you must report any suspected violations of any applicable laws or regulations, the Code, or other Company policies.

Due to requirements and guidelines under the data protection laws of certain countries in Europe and of the EU, Moody's does not require employees in the EU or Switzerland to report suspected misconduct except that, pursuant to regulations relating to credit rating agencies instituted in the EU, MIS employees in the EU are required to report immediately any conduct which the employee considers may be illegal. In any event, we continue to strongly encourage all employees, wherever located, to report any suspected misconduct.

Except as otherwise provided in this Code, reports of suspected violations of law, regulation, this Code, or other Company policies should be made to the Compliance department or through Moody's Integrity Hotline, as discussed below.

The Integrity Hotline

Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year. The Intregrity Hotline offers services in more than 75 languages, including the languages spoken in each country in which Moody's has offices.

In most jurisdictions, employees may report any type of concern to the Integrity Hotline. In some jurisdictions, however, use of the Integrity Hotline is limited to reporting concerns regarding specific areas, such as accounting; auditing; banking; corruption; anti-competitive practices; discrimination and harassment; retaliation; and health, hygiene and safety measures in the workplace.

While you may report to the Integrity Hotline anonymously, providing your name when you report a violation or concern may expedite the time it takes the Company to review the issue and respond to your concern. All reports will be treated confidentially to the extent reasonably possible. Use of the Integrity Hotline is purely voluntary and no employee will be subject to disciplinary action because of a failure to use the Integrity Hotline. While no one will be subject to retaliation because of a good faith report of suspected misconduct, improper use, or abusive use, of the Integrity Hotline may be subject to disciplinary action.

How do I reach the Integrity Hotline?

Via the Internet: https://moodys.ethicspoint.com

By telephone from the United States: Dial 1-866-330-MDYS (1-866-330-6397)

By telephone from outside the United States: Dial the AT&T Direct Dial Access® code for your location. Then, at the prompt, dial 866-330-MDYS (866-330-6397). You can find the AT&T Direct Dial Access® code for your location in the Key Contacts section of the Code or at https://moodys.ethicspoint.com.

If there is no AT&T Direct Dial Access® code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at http://www.usa.att.com/traveler/index.jsp), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

Accounting Matters

The Company is committed to compliance with all applicable securities laws, rules, regulations, accounting standards and internal accounting controls. Reports of any complaints or concerns regarding accounting, internal accounting controls and auditing matters may be made to the Internal Audit, Compliance or Legal departments or via the Integrity Hotline. All reports will be treated confidentially to the extent reasonably possible.

Non-Retaliation Policy

Moody's respects the right of each employee to report in good faith potential or suspected violations of applicable laws or regulations, the Code, or other Company policies or to provide information in connection with any such report or complaint. Retaliation against any employee for engaging in these protected activities is contrary to Moody's policy, potentially unlawful, and will not be tolerated. Retaliation can take many forms. Retaliation includes any adverse



employment action against any individual who files a complaint in good faith or who participates in an investigation. Retaliation can also include actions that could discourage a worker from coming forward to make or support a complaint.

If you believe that you have experienced retaliation, you should immediately report such belief to the Human Resources, Legal, or Compliance departments. You may also make such a report by calling the Integrity Hotline or by submitting a complaint online as set forth above.

Any person found to have retaliated against an individual for reporting in good faith a suspected violation of applicable laws or regulations, the Code, or other Company policies, or for participating in an investigation of allegations of such conduct, will be subject to appropriate disciplinary action up to and including termination.

Manager Responsibilities

While the Code applies to all employees, managers have some additional responsibilities when it comes to maintaining Moody's ethical standards. First, we expect managers to lead by example and act ethically at all times. Managers should also reinforce the importance of ethical behavior with their teams and make sure those who report to them understand what the Company expects of its employees.

Managers also have a special responsibility to escalate issues when they arise. The Code allows employees to discuss many types of concerns with their own managers or other managers in the Company. It is the responsibility of all managers to maintain open lines of communication with employees and advise them where they can go for help. Finally, managers should watch for any retaliatory conduct and, if they see it, report it to the Human Resources, Compliance, or Legal departments immediately.



Moody's Integrity Hotline is available to all Moody's employees worldwide, and is open 24 hours a day, seven days a week, 365 days a year.

Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company.

How We Treat Each Other

Moody's success and reputation are grounded in its high standards for business conduct, which are particularly important in the context of its work environment. Moody's requires a work environment that respects and protects the dignity of the people who work for and with the Company. Each Moody's employee and director must act with integrity, dignity and fairness in all dealings with Moody's, Moody's employees, issuers, investors, customers and the public at large, and must conduct all business affairs in a professional manner. It is the responsibility of all Moody's employees and directors not to take any action that might reasonably be expected to impair or compromise Moody's integrity.

Equal Opportunity Employer

Moody's success has always depended in large measure on the individual and collective ability of its people. The different perspectives, backgrounds and individual styles of our people offer great opportunities to add value to the Company, and we believe that each person's role is vital to Moody's success. Moody's believes that equal employment opportunity is essential for the continued successful operation of our business. Everyone benefits when all people are able to realize equal opportunities and the rewards that come as a result of capitalizing on those opportunities.

The Company recruits, hires, employs, trains, promotes, and compensates individuals based on job-related qualifications and abilities. Moody's also has a longstanding policy of providing a work environment that respects the dignity and worth of each individual and is free from all forms of employment discrimination, including harassment, because of race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law.

Moody's goal is to foster a workplace that encourages the full participation of our employees, who bring their diverse backgrounds and the full range of their talents, skills and abilities to the workplace and to serve our customers.

Discrimination and Harassment Prohibited

Discrimination and harassment, including sexual harassment and discriminatory harassment, violate the laws of many jurisdictions around the world and will not be tolerated by Moody's. This prohibition applies to all discrimination and harassment affecting the work environment, whether it occurs in the office, outside the office (e.g., at customer-related, Moody's-related or after hours events), or through the use of electronic communications, including electronic mail, voice mail, text messages, collaboration tools, social media, and the Internet, even if such use occurs on personal devices and during non-work hours.

Moody's prohibits discrimination and harassment not only as to employees, but also as to applicants for employment, interns (whether paid or unpaid), non-employees, customers, vendors and contractors providing services to Moody's in the workplace. A harasser can be a superior, a subordinate, a coworker, or anyone in the workplace including an independent contractor, contract worker, vendor, customer or visitor.

Discrimination and harassment by non-employees (e.g., customers, independent contractors, vendors) is also prohibited. If an employee informs Moody's that he or she has been subject to or has witnessed discrimination or harassment in the workplace by a non-employee, appropriate actions will be taken.

? What is sexual harassment?

Sexual harassment includes harassment on the basis of sex, gender, sexual orientation, gender identity, gender expression, and the status of being transgender. Sexual harassment includes unwelcome sexual conduct, including sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature, or which is directed to an individual because of that individual's sex, when:

» submission to such conduct is either explicitly or implicitly made a term or condition of an individual's employment;

» submission to or rejection of such conduct is used as the basis for employment decisions affecting the individual; or

» such conduct has the purpose or effect of unreasonably interfering with an individual's work performance, violating an individual's dignity, or creating an intimidating, hostile, or offensive working environment.

Sexual harassment is prohibited without regard to the sex of the individual being harassed, whether the individual engaged in harassment and the individual being harassed are of the same or different sexes, or whether the employee accepts or rejects the advance. Employees should be aware that, in addition to being contrary to Moody's policy, sexual harassment can violate the law and that employees who engage in such conduct may be held personally liable pursuant to local laws.

Examples of what may constitute sexual harassment include: threatening or taking adverse employment actions if sexual favors are not granted; demands for sexual favors in exchange for favorable or preferential treatment; unwelcome flirtations, propositions or advances; unwelcome physical contact such as pinching, patting, kissing, hugging or grabbing; whistling, leering, improper gestures or offensive remarks, including unwelcome comments about appearance; sexual jokes, or inappropriate use of sexually explicit or offensive language; the display in the workplace of sexually suggestive objects or pictures; hostile actions taken against an individual because of that individual's sex, sexual orientation, gender identity, gender expression, or the status of being transgender; sex stereotyping; and sexual assault, sexual battery, or attempt to commit these acts. The above list is not intended to be all-inclusive.

❓ What other conduct is considered to be discriminatory harassment?

"Other discriminatory harassment" includes verbal or physical conduct that denigrates or shows hostility or aversion toward an individual because of his or her race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law, and that:

» has the purpose or effect of creating an intimidating, hostile, or offensive work environment; or

» has the purpose or effect of unreasonably interfering with an individual's work performance.



Examples of what may constitute such harassment include: using epithets or slurs; threatening, intimidating, or engaging in hostile acts that focus on a protected characteristic, including jokes or pranks; and placing or circulating anywhere on Moody's premises, or using Company resources, including electronic mail, voice mail and the Internet, to create, send, receive, or store written or graphic material that denigrates or shows hostility, bias against or aversion toward a person or group because of a protected characteristic. The above list is not intended to be all-inclusive.

❓ What should I do if I believe I have experienced or witnessed discrimination or harassment?

Preventing discrimination and harassment is everyone's responsibility. Moody's cannot remedy discrimination or harassment unless the Company knows about it. If you believe that you have been subject to workplace discrimination or harassment of any kind, or have observed discrimination or harassment of another employee, you should report the matter as soon as possible to:

» your manager;

» the Human Resources, Legal or Compliance departments; or

» the Integrity Hotline either by telephone (refer to the Key Contacts section at the end of the Code for dialing instructions) or by submitting your concern online at https://moodys.ethicspoint.com.

Moody's understands that reporting discrimination and harassment can be extremely sensitive and, as a result, the Company will keep such reports confidential to the extent reasonably possible.

Managers have additional responsibilities with respect to preventing harassment and discrimination. Any supervisor or manager who receives a complaint or information about suspected discrimination or harassment, observes what may be discriminatory or harassing behavior, or for any reason suspects that discrimination or harassment is occurring, is required to report such suspected discrimination or harassment to the Human Resources, Legal, or Compliance departments. Failure to report is a violation of Moody's policy.

❓ What happens if I report discrimination or harassment?

Moody's will conduct a prompt, fair, and impartial investigation of all such reports. Employees are required to cooperate as needed in investigations of suspected discrimination or harassment. While investigations may vary from case to case, they generally follow the investigation process described in more detail in the Code Administration section of the Code.

If Moody's determines that discrimination or harassment has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the circumstances and regardless of the seniority of any of the individuals involved. If, during the course of an investigation, Moody's also determines that any manager knew of inappropriate harassment or discrimination and failed to report the conduct, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination.

❓ What should I do to comply with Moody's prohibition against discrimination and harassment?

Each employee has an affirmative duty to comply with the provisions of this Code and all other policies, including any applicable discrimination and harassment policies. Moody's expects employees to promptly report any suspected or actual violations. Managers must demonstrate an understanding of the provisions of this Code and Moody's Discrimination and Harassment Policy by intervening, if possible, to prevent harassment and discrimination. As noted above, managers must immediately report to the Human Resources, Legal, or Compliance departments any reports they receive from employees concerning discrimination or harassment of any kind.

Personal Relationships and Nepotism

When an employee uses his/her personal influence or power to either aid or hinder another in obtaining employment, promotion, increased compensation, or other work-related benefits due to a Personal Relationship, it may create an actual, potential or perceived conflict of interest and/or unprofessional work environment. Personal Relationships between certain employees also may expose both the Company and the employees involved to embarrassment and/or potential legal liability. For purposes of Moody's policy, individuals in a Personal Relationship are relatives (by blood or through marriage or domestic partnership), spouses, domestic partners, individuals cohabitating and sharing financial responsibilities, and/or individuals in a romantic and/or sexual relationship.

As a result, subject to applicable law, Moody's Policy Regarding Personal Relationships and Nepotism prohibits Personal Relationships between employees, regardless of reporting lines, where:

» the employees are employed in the same line of business or department (unless otherwise approved by the Human Resources and Legal departments);

» one employee has direct or indirect supervisory authority and/or influence over the other employee, including the authority

to review or audit the other employee's work or to impact in any way the other employee's compensation, promotional opportunities, job assignments and/or performance evaluations;

» one employee has access to sensitive or confidential personnel information about the other employee;

» the Personal Relationship may have a negative impact on the effectiveness of the business operations, work performance and/or employee morale; and/or

» the Personal Relationship may otherwise create an actual, potential or perceived conflict of interest and/or unprofessional work environment.

These restrictions also apply to job applicants and existing employees seeking transfers within the Company.

In addition, Moody's prohibits members of the Moody's Executive Leadership Team from having Personal Relationships with any employee of Moody's or its affiliates.

❓ What should I do if I become aware of or become involved in a Personal Relationship?

Moody's requires employees to promptly report to their manager and the Human Resources department the existence of any Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism. Any manager who learns of such a Personal Relationship, either from an employee involved in the Personal Relationship or from another source, must promptly notify the Human Resources department.

Failure to report the existence of such a Personal Relationship may result in disciplinary action, up to and including termination of employment, consistent with applicable law.

❓ What happens after a Personal Relationship has been reported?

After a Personal Relationship prohibited by the Policy Regarding Personal Relationships and Nepotism has been reported, Moody's will determine in its sole discretion what, if any, action to take to avoid an actual, potential or perceived conflict of interest and/or unprofessional work environment. Subject to applicable law, such action may include one or more of the following: a change in the responsibilities of the individuals involved in the Personal Relationship; a transfer of one or both individuals to another line of business or department within Moody's; or one or both employees may be asked to leave Moody's. Moody's may take one or more of these actions at any time after learning of the Personal Relationship.

Health and Safety

Moody's is committed to protecting the safety, health and well-being of all employees and individuals in our workplace, and we expect our employees to take reasonable care to further those efforts. As a result, we are committed to complying with all environmental, health and safety laws and regulations of all countries and localities in which we do business. The Company believes it is our obligation to respect the environment in the worldwide communities where we operate and live. We strive to operate in a way that protects and preserves our environment and natural resources and maintains a healthy, safe and environmentally sound workplace.

The Company will not tolerate acts of workplace violence by directors, employees, customers, visitors, vendors, consultants, temporary workers, or other individuals doing business with Moody's, including behaviors that abuse, threaten, or intimidate another person and negatively affect the individual, either physically or psychologically. This applies to Moody's offices, customer-related or Moody's-related events outside the office, as well as the use of Moody's technology resources (as further defined in Moody's IT Use Policy), including email, voicemail, the Internet, collaboration tools, and any other Company-supported communication channels. In accordance with Moody's Prevention of Violence in the Workplace Policy, if you believe you have been subjected to workplace violence of any kind, you should report the matter to the Human Resources, Corporate Security or Legal departments.

All Moody's employees are expected to conduct business free from the influence of any substances that impair their ability to work safely and effectively, including alcohol, illegal drugs, and controlled substances, including, in certain circumstances, prescription medication. In addition, the manufacture, distribution, dispensation, or possession of illegal drugs is prohibited. While Moody's recognizes that there might be times when alcohol is served at Company-sponsored events or business-related meals or social functions, individuals are expected to consume alcohol in moderation and to act professionally and responsibly at all times. Be aware that local policies and laws may provide additional guidance governing the possession and use of drugs and alcohol at work in a particular location, and employees are expected to know and follow these policies and laws.

Protection of Personal Data

In accordance with applicable law, Moody's collects, processes, uses, transfers, discloses, shares, and stores personal data

relating to its employees for the purposes of their employment, the Company's business and administration, and compliance with applicable laws, this Code, and other Moody's policies, procedures and processes. Such data may include your name, date of birth, nationality, passport or driver's license details, IP address and computer details, photograph, education and qualification details, marital status, number of dependents, bank account details, tax details, health information, pregnancy and/or disability status, information relating to your position within the Company, performance evaluations and reviews, absences, salary, bonus, benefits, securities accounts, holdings and transactions, as well as the securities accounts, holdings and transactions of certain family members, and contact details for you and your next of kin. To facilitate the global operation of Moody's and its affiliates, in many cases, this personal data is hosted and maintained by Moody's or its affiliates in databases located in the United States. In addition, in certain circumstances, your personal data may be passed on to Moody's external agents or contractors subject to appropriate confidentiality arrangements or any other measures and safeguards that may be required by applicable law to assist Moody's in the performance of the foregoing functions, including but not limited to, outsourced payroll or HR service providers, IT and communications service providers, law firms, accountants and auditors. Further, Moody's may release your data to third parties if required by law, regulation, or court order. Your personal data will be processed during the continuance of your employment with Moody's and thereafter, for as long as reasonably necessary for Moody's legitimate business purposes and as permitted by applicable law.

Please be advised that your data may be transferred to, stored, and processed for the above-mentioned purposes by other members of the Moody's group of companies, external agents, or contractors in countries outside of your jurisdiction, which may not have similar data protection laws as your jurisdiction. However, your personal data will only be transferred to recipients that have confirmed an adequate level of protection for the security of your data.

Depending on the jurisdiction in which you are employed, you may receive separate documentation regarding the processing of personal data, such as an employee personal data notice or consent form. If you receive such documentation, that document will supersede the information set out in this section, and you should refer to that document, rather than this section of the Code, for information about the processing of your personal data.

If you would like any further information about the collection and processing of your personal data, including any rights you may have under local law to access, modify, update, correct, or delete such personal data, please contact your local Human Resources representative.

It is the responsibility of each Company employee to secure, protect, and maintain the confidentiality of any personal data (including employee data and personal data received from customers, vendors, contractors, and other third parties) he/she accesses during the course of his/her relationship with Moody's in accordance with the Moody's IT Use Policy and any other Moody's policies or guidelines on security, as well as applicable laws.

Photographs, Videos and Recordings

Subject to applicable law, Moody's may take photographs, video and make audio and/or visual recordings of our employees, and use such photographs, videos, or recordings of our employees, including those taken or recorded by third parties, for any use in connection with Moody's business in its internal or external materials, including but not limited to electronic and print formats as well as on Moody's intranet and external websites, and on social media. Moody's will use reasonable efforts to inform you when you are participating in a Moody's event that is being photographed or recorded. By participating in such events, to the extent permitted by applicable law, you consent to being photographed and recorded and to Moody's use of such photographs and recordings of you as described above at any time.

To prevent disclosure of material non-public information and/or confidential information regularly used and/or received in the regular course of business, to protect the privacy of employees, customers and other third parties, and to prevent sexual and other harassment in the workplace or otherwise, Moody's prohibits employees from engaging in any type of surreptitious and/or unauthorized video and/or audio recording or photography while employees are engaged in Moody's business. In addition, local laws in many jurisdictions prohibit photography, video and/or audio recording without permission from the party being recorded.



It is the responsibility of each employee to secure and protect confidential information.

The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success.

How We Treat Our Customers, Business Partners and Competitors

Fair Dealing

The Company depends on its reputation for integrity. The way we deal with our customers, business partners and competitors molds our reputation, builds long-term trust and ultimately determines our success. You should deal fairly with the Company's customers, business partners, competitors, and employees. We must never take unfair advantage of others through manipulation, concealment, abuse of information, misrepresentation of material facts, or any other unfair dealing practice.

Confidentiality

All Moody's employees must protect confidential information they receive in the course of performing their job responsibilities. Confidential information can include Moody's internal business information, information received from customers, and information about Moody's employees. Protecting confidential information helps the Company to fulfill its legal obligations and helps to encourage customers' good faith disclosures. In particular, the MIS credit rating process and the receipt by MA of confidential information from its customers require that especially close attention be paid to protecting confidential information.

Because there is a wide variety of information that should be maintained as confidential, you should err on the side of caution and refrain from disclosing any such information until you have determined whether it is confidential. If you have questions about whether certain information is confidential, please contact your manager or Moody's Legal department.

As a general matter, you may share confidential information only with other Moody's employees who have a business need to know such information. Absent such a business need to know, you should not share confidential information with other Moody's employees. The MIS-MA Separation Policy (discussed below) prohibits the transfer of certain information between MIS and MA except where there is a valid business purpose, and the request to share such information has been reviewed and approved as required by that Policy.

You must not discuss confidential information with third parties, including family members or business or social acquaintances, or in places where you can be overheard, such as taxis, elevators, or restaurants. You must also secure documents, devices, and computer files that contain confidential information, whether in the office or outside the office.

In addition to harming the Company, the inappropriate disclosure or misuse of confidential information could violate insider trading or market abuse laws, as discussed under the Insider Trading/Market Abuse section of this Code, as well as data protection regulations. Employees who inappropriately disclose or otherwise misuse confidential information may be subject to disciplinary action up to and including termination.

Finally, here are a few important reminders about confidential information:

» To the extent that an employee is obligated to keep information confidential, that obligation continues even after the employee's employment with Moody's terminates for any reason.

» Moody's Legal department must review all agreements relating to confidentiality prior to their execution.

» Use of personal email accounts to store, transfer, or distribute Moody's confidential information is not permitted, except as provided in Moody's IT Use Policy.

The MIS Rating Process and Confidential Information

MIS's goal is to maintain an active and constructive dialogue with all market participants, including issuers, investors, and intermediaries. The strength of these relationships depends on the integrity of our commitment to confidentiality. Safeguarding our continued access to non-public information also advances MIS's important market role in fostering greater issuer transparency and disclosure.

Employees (and affiliates, third-party contractors or agents of MIS that have executed appropriate agreements containing binding confidentiality obligations) are prohibited from disclosing confidential information gained in the course of their employment or dealings with MIS, including:

Issuer Information: When speaking with investors, subscribers, the press, or other third parties, you may not disclose confidential information that has been provided by an issuer and that has not previously been disclosed in our published credit research products or other publicly available sources. Of course, confidential information received from issuers should only be included in our publications if the issuer has given its prior consent to such disclosure. In the absence of such consent, confidential information may only be used in the ratings process.

Future Rating Actions: When speaking with investors, subscribers, the press, or other third parties, you may not give any guidance as to possible future rating actions on any issue or issuer, unless that information has been publicly announced in an MIS press release. This restriction applies to the existence, timing, or substance of an upcoming rating action, as well as the absence of a rating action. In addition, you may not give, either implicitly or explicitly, orally or in writing, any assurance in advance concerning, or any prior guarantee of, any rating action.

Rating Committees: Rating committee deliberations are also to be kept confidential. While ratings are determined by majority vote of a committee, MIS publishes only one rating opinion. Accordingly, employees are not to disclose to third parties or issuers information regarding the rating committee process, including the vote breakdown or the fact that an analyst might have disagreed with the decision ultimately reached by the committee. In addition, employees should not disclose the names or titles of members of a rating committee.

Separation of MIS and MA

The essence of MIS's business is the absolute and unquestioned integrity of its credit ratings, measurement, and evaluation processes. No employee or director may engage in any conduct that interferes, or might have the appearance of interfering, with the outcome of any specific credit rating, measurement, or evaluation process of MIS in a manner that compromises, or might appear to compromise, the integrity of such process. For these reasons, we operate MIS and MA as separate businesses – legally, physically and operationally. As a credit rating agency, MIS is required to establish, maintain, and enforce policies and procedures to address and manage conflicts of interest, including conflicts of interest that may result from its affiliation with MA. For example, pursuant to the MIS-MA Separation Policy, MIS and MA employees generally do not share business information with each other. The Policy prohibits MIS and MA employees sharing with each other certain types of information (referred to as "Covered Information" in that Policy), without a valid business purpose and review and required approvals. "Covered Information" includes MA customer identity, which helps protect the integrity of the MIS credit rating process by making sure that MIS credit rating analysts are not influenced by the knowledge of whether an MIS-rated entity is also an MA customer. The MIS-MA Separation Policy also describes the "corporate interactions" and "employee interactions" where the sharing of information by the companies is appropriate. All Moody's employees are expected to comply with the MIS-MA Separation Policy.

If you have any questions relating to the separation of MIS and MA, including whether specific information may be shared, you must seek guidance from the Compliance department prior to sharing any Covered Information. Employees who believe they may have improperly or inadvertently received information in violation of the MIS-MA Separation Policy must notify their manager and the Compliance department immediately.

MIS maintains additional policies and procedures relating to the identification and management of conflicts of interest that may arise in connection with the MIS credit rating process. MIS employees are expected to familiarize themselves with and adhere to those policies.

EXAMPLE:
MA is about to enter into a major contract with a large multinational financial institution, ABC Bank. As the negotiations draw to a close, an executive of ABC Bank tells his MA contact that his company recently met with MIS about a credit rating for a large debt offering ABC Bank is planning. The ABC Bank representative is concerned that the bank will not get the credit rating he was hoping for and wonders whether the MA business contact could call her colleagues at MIS and put in a good word for ABC Bank.

It would be inappropriate for an MA employee to make such a call. MA employees may not engage in conduct that might have the appearance of interfering with or attempting to influence the outcome of a specific credit rating.

Antitrust and Competition

Moody's is committed to compliance with the antitrust and competition laws of any country that apply to the Company's business. Moody's will not tolerate any business transaction or activity that violates those laws. The general aim of the antitrust laws is to promote free and open competition based on quality, price, and service. Free and open competition requires that we refrain from: collaborating or communicating with any competitor in any way that might injure competition; securing, threatening to secure, or maintaining a monopoly through anticompetitive means (in the United States) or "abusing a dominant market position" (in other jurisdictions); or otherwise harming normal competition.

Antitrust violations can result in very large corporate fines, as well as fines and jail terms for individuals. In addition, antitrust laws in certain jurisdictions allow parties injured by an antitrust violation to recover substantial damage awards.

The antitrust laws are deliberately broad and general in their language. They contain sweeping provisions against restraints that threaten a competitive business economy, but they provide no definitive list of those activities. This means we must pay careful attention to possible antitrust implications of the Company's business activities. Moody's Legal department should be contacted in all cases of doubt.

❓ What agreements among competitors are prohibited?

Competitors are not permitted to agree among themselves on prices or other terms of sale or to divide territories or customers among themselves. Agreements of this type are among the most serious of antitrust offenses.

Certain agreements with competitors are illegal under the antitrust or competition laws. As a rule, actual or potential competitors are not permitted to act in concert, including signaling to one another, or agreeing expressly or tacitly among themselves, to fix, set, or control the availability of any products or services, the prices, or any associated terms or conditions. For purposes of antitrust law, agreements do not have to be formal or written. Any kind of informal understanding between two or more companies regarding the adoption of a business practice may be used as evidence of an illegal agreement. Even social conversations may be used as evidence that an agreement existed.

These are the most significant arrangements with competitors that raise antitrust scrutiny:

Price Agreements. Any agreement or understanding among competitors to fix or control prices is illegal. You should never communicate with a competitor about current or future prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, or royalties. The basic rule in determining prices is simple: the Company must determine the price and conditions of sale of its products and services independently and not communicate with its competitors, directly or indirectly, regarding any of these terms.

Allocation of Territories or Customers: It may be illegal for competitors to divide or allocate sales territories or customers among themselves. Never agree with a competitor to sell or refrain from selling in any geographic area or to any customers or class of customers or to divide or share a customer's business.

Agreements to Limit or Restrict Production: It is illegal for competitors to agree among themselves to restrict or increase production or supply. Consult with Moody's Legal department in advance when there will be discussions with competitors about limits on the collection of data.

Marketing: Competitors should not agree upon or coordinate sales, marketing, or promotional activities or plans.

Hiring: Outside the context of business collaborations in which companies agree not to recruit employees to whom they were exposed through the collaboration (e.g., non-payroll contractors



used by Moody's who have non-solicitation clauses in their contracts), agreements not to recruit or hire employees from other companies are illegal, regardless of whether the companies participating in the agreement are competitors with regard to the products or services that they supply. Agreements with other companies regarding the terms of employment, such as salaries and benefits, of each company's own employees are also illegal.

Boycotts: It is illegal for competitors to agree they will not sell to or buy from particular individuals or firms.

Provision of Commercially Sensitive Information: You may not share commercially sensitive information with competitors. Commercially sensitive information includes any non-public information regarding prices, pricing policies, bids, costs, margins, discounts, promotions, terms and conditions of sale, credit terms, royalties, business plans, marketing plans, promotional activities, plans for dealing with customers or suppliers, current or future R&D activities, and information of a similar nature that could facilitate the coordination of marketplace behavior by competitors. Although benchmarking may be lawful when conducted by a third party, you must consult with Moody's Legal department before participating in any benchmarking. If you receive commercially sensitive information from a competitor, you should avoid reviewing the information once you have determined that it is commercially sensitive, refuse to discuss that information with the competitor, avoid sharing the information with any colleague, and notify Moody's Legal department immediately. You also must consult with Moody's Legal department before engaging a third party to gather competitive intelligence. While it is lawful to obtain competitive intelligence from public sources or customers, do not use third parties as conduits to share information with or obtain information from competitors

Standardization: Standardization agreements often benefit customers by enabling them to deal with multiple suppliers through a common interface. However, product standardization may also violate the antitrust laws under some circumstances. Consult Moody's Legal department before entering into any discussions regarding standardization.

Trade Associations: You must exercise extra caution when participating in industry or trade association meetings with personnel from competitor companies. Before participating in an industry association working group that includes one or more employees of a competitor, you must obtain approval from the Legal department. You should always request a draft agenda before any meeting, adhere closely to the agenda items, request that minutes be taken of any meeting, avoid discussions or

interactions that may violate antitrust and competition laws and regulations, and abide by the guidelines issued by the organization in addition to guidance that may be provided by Moody's Legal or Compliance departments. If any interaction occurs that you believe may violate the antitrust and anti-competition laws, regulations, or this Code, you should leave the meeting and contact Moody's Legal department.

The above list is not intended to be all-inclusive. Before negotiating any agreement with a competitor, you must seek and receive clearance from the Legal department.

In addition to the types of arrangements discussed above, interactions with competitors can present significant potential risk of non-compliance with global antitrust and competition laws. As a result, certain types of interactions with employees of competitors require pre-approval from the Legal department. For more information regarding how to handle such interactions in a lawful, appropriate way, what types of interactions require pre-approval, and how to seek such pre-approval when required, please consult the Guidance on Interactions with Employees of Competitors, which is posted on the Company's intranet.

❓ What do I do if I receive an inappropriate request?

If you are asked by a competitor to enter into an illegal or questionable agreement on pricing or other activities discussed above, or to share information about Moody's practices, you should immediately inform Moody's Legal department about the incident. The Legal department will assist you in determining the appropriate action to take.

❓ What other practices should I be concerned about?

Certain agreements with customers and suppliers and some forms of unilateral conduct may also violate antitrust law. These are the most significant forms of conduct that raise antitrust scrutiny:

Limiting Customers' Ability to Deal with Competitors: Restrictions on customers' ability to deal with competitors, such as requiring customers to buy all or most of their requirements from a particular seller, may violate antitrust law. You should not enter into agreements that limit or seek to limit the other party's ability to purchase goods or services from Moody's competitors or penalize the other party for dealing with Moody's competitors.

Predatory Pricing: Pricing below cost may be unlawful in certain circumstances. You must consult with Moody's Legal department before offering a product or service at a price below Moody's cost of providing the product or service.

Loyalty Discounts: Discounts provided in return for obtaining all or most of customers' purchases may violate antitrust law under some circumstances. Generally, volume discounts given pursuant to a uniform schedule of purchases are permissible. However, discounts that require customers to purchase all or most of their needs for a particular type of product from Moody's may be illegal in some circumstances. Lump sum and retroactive rebates (i.e., rebates that are triggered upon reaching a purchase threshold but then apply to purchases below the threshold) should be avoided. Before offering or implementing any loyalty discount, you must consult with Moody's Legal department.

Tying: Conditioning the sale of one product on the customer's purchase of a second, distinct product, may violate antitrust law in some cases. Because the legality of any such tying arrangement depends on a number of complex legal and economic factors, no such arrangement should be implemented without prior consultation with Moody's Legal department.

Bundling: Offering discounts for the purchase of two or more products at a price that is lower than the sum of the prices of the individual products may violate antitrust law in some circumstances. Because the legality of such arrangements depends on a number of complex legal and economic factors, no such bundling arrangement should be implemented for MIS products or services without prior consultation with Moody's Legal department.

Refusals to Deal: Generally, the Company has the legal right to refuse to buy from or sell to anyone. However, the Company must reach these decisions independently. An agreement with a supplier or customer not to deal with a competitor of that supplier or customer may be illegal in some circumstances. In some cases, even an independent decision to refuse to deal, if made by a company with a dominant position, may be illegal. An independent refusal to deal is more likely to constitute a violation if it involves a discontinuation of a business relationship rather than a refusal to enter into a new relationship. A refusal also may be illegal if it is undertaken to pressure a counterparty not to deal with a Moody's competitor or to punish it for doing so. Do not agree with a supplier or customer on third parties with which either party may transact business, and consult with Moody's Legal department before refusing to deal with either a competitor or with a significant customer of a competitor.

Price Discrimination: Under the EU regulations relating to credit rating agencies, fees charged by credit rating agencies must be nondiscriminatory and based on costs. In addition, in the EU and certain other jurisdictions, price discrimination by companies with a dominant position may be an "abuse of that dominant position" and illegal under some circumstances. While U.S. antitrust law provisions regarding price discrimination are typically inapplicable to Moody's because they apply only to the sale of commodities or tangible products, a number of U.S. states have laws regarding price discrimination that do apply to services.

Disparagement: Statements critical of competitors, if false or misleading, are disparaging and may in some circumstances



violate the antitrust laws, as well as the fraud and deception laws discussed elsewhere in the Code. It is permissible, however, to make factually accurate statements about competitors' performance and product attributes to highlight areas in which Moody's is superior.

Interference with the Contracts of Competitors: Never urge a customer or prospect to violate a contract with a competitor.

❓ What if there is no formal agreement?

Remember, anticompetitive agreements do not have to be covered by formal or written agreements to be unlawful. Any kind of casual understanding between two companies that a business practice adopted by one would be followed by the other may be used in court to prove an illegal agreement.

Even social conversations or other casual communications (including emails or other electronic communications) can be used as evidence of anti-competitive behavior.

Government regulators have heightened sensitivities with respect to trade and industry association meetings, which provide an opportunity for competitors to interact, so you should be particularly diligent in such situations to avoid actions that could carry even the appearance of wrongdoing. Memos and other written communications that use casual or inappropriate language might someday be examined by a government agency or opposing lawyers. Using such language may raise questions about conduct that is entirely legal and may undermine our efforts to comply with the antitrust and competition laws. You must be cognizant of these concerns in all of your communications. For example:

» Report facts, be concise and objective, and indicate the source of any competitive intelligence.

» Do not draw legal conclusions.

» Avoid any suggestion that could be construed as an attempt to hide an action, such as "Please delete after reading."



You should never discuss price or other terms of sale with competitors under any circumstances.

» Avoid words that falsely suggest wrongfulness for legitimate business conduct, such as stating that "We stole this customer from our competitor" when the Company won the a customer through fair competition.

» Do not refer to "industry policies," "industry price," or similar expressions that imply a common course of action exists when it does not exist.

» Avoid hyperbole when discussing competitors or competition.

» Do not overstate your share of the market or refer to a market that is unreasonably narrow in light of commercial realities to make your market share appear larger.

❓ What do I do if an employee of a competitor tries to engage me in a discussion about our product offerings or pricing?

You should never discuss price or other terms of sale with competitors under any circumstances. It is too easy for others to misinterpret any conversations you have, however innocent you believe them to be. If any competitor initiates a discussion on prices or other terms of sale, you should say forcefully that you cannot talk about or participate in any discussion regarding price or other competitively sensitive matters. If a discussion continues, walk out and make a show of it so your protest will be remembered, and inform Moody's Legal department. Discussions like these are frequently used as evidence of illegal agreements, even against people who participated unwillingly but silently.

❓ What should I do if I learn that a competitor is disparaging or making false statements about Moody's products?

When confronted with an erroneous statement about Moody's, you should state the facts truthfully. You should not comment on the ethics of the source of the erroneous statements. If the source of the erroneous statements can be identified, or if the statements are particularly egregious, you should inform a department manager or the Legal department.





Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities.

How We Protect the Company and its Shareholders

Moody's requires its employees and directors to conduct themselves according to the highest standards of integrity and ethics in all of their business activities. Besides being the right thing to do, ethical conduct is good business practice because it is essential for maintaining trusting relationships with our customers. Business conduct is also regulated by many laws relating to fraud, deceptive acts, bribery and corruption, consumer protection, competition, unfair trade practices, and property, including intellectual property such as patents, trademarks, and copyrights.

Maintaining Accurate Business Records

It is imperative that the Company maintain accurate business records. Company business records must always be prepared accurately and reliably, reflect the true nature of the transaction, and be stored properly. All transactions must be executed in accordance with the Company's general or specific authorization. The Company's books, records and accounts must reflect all transactions and all other events of the Company that are the subject of a specific regulatory record-keeping requirement or Company record-keeping policy. Accurate business records are also required to allow the Company to fulfill its obligation to provide full, fair, timely, and understandable financial and other disclosure to the public and governments around the world.

It is very important that no one creates or participates in the creation of any records that are intended to mislead anyone or conceal anything. Examples of such conduct include making records appear as though payments were made to one person when, in fact, they were made to another, submitting expense reports that do not accurately reflect the true nature of the expense, or submitting inaccurate sales results to the Accounting department. Any employee who creates or participates in the creation of misleading or falsified records will be subject to disciplinary action up to and including termination.

The financial and other books and records of the Company must not be falsified. Anyone having information or knowledge of any hidden fund or asset, of any false or artificial entry in the Company's books and records, or of any inappropriate payment, should promptly report the matter to the Controller and the Legal department, or via the Integrity Hotline. Submitting false

financial results of any kind violates this Code and can result in fraud charges against the Company.

EXAMPLE:

An employee's spouse accompanies her on a business trip for purely personal reasons. The employee submits an expense report that includes two expensive dinners and theater tickets. In the report, she falsely indicates that she was joined by a customer at the dinners and theater when she really was with her spouse. Submitting an expense report that falsely identifies who attended an event is strictly prohibited.

? **What should I do if I believe that an employee has created an inaccurate business record?**

If you believe that an employee may have created an inaccurate business record, you should report your concern to the Controller and to the Legal department. You may also make a report via the Integrity Hotline.

Deception and Fraud

You must not engage in any form of fraud or deception with a customer, the Company, or any other party. The basis of deception or fraud is a misrepresentation, which in its simplest form is a statement that is not true or is misleading. To avoid any suggestion of deception or fraud, you should note the following:

» Representations as a whole can be misleading, even though each statement considered separately is literally true.

» Failure to disclose important additional or qualifying information may be a misrepresentation.

» Representations should not shade the truth.

» Representations should not claim characteristics for a product or service that it does not have.

Representations concerning the factual characteristics of Moody's and its competitors' products and services must be capable of being proven.

Moody's Analytics is developing a new product. The exact timeline for the launch is uncertain but in an effort to close a big sale with an important customer, the sales representative promises that it will be available by year end.

You cannot make claims about a product that are not based on facts and cannot be proved. Even if you have been authorized to tell a customer a new product is under development, if you have not been formally notified by the Company when the product will be available, you cannot promise that product by a date you have chosen.

❓ Can I dispute a claim being made by a competitor if I know the claim is not true?

You can dispute the claim if the Company has proof to back up any statements you make about the competition. However, you should exercise caution in doing so, and seek further guidance from the Legal department if you are unsure whether any statement you intend to make is capable of being proven to a sufficiently high standard. If you know of anyone making claims about Moody's that you believe are untrue, notify the Legal department.

Corporate Opportunities

Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential customer, supplier or business associate of the Company, you may not participate in the opportunity or make the investment, or assist another person in so doing, without the prior written approval of the General Counsel. Directors must obtain the prior approval of the Board. Such an opportunity should be considered an investment opportunity for the Company in the first instance. You may not use corporate property or information or your position at the Company for personal gain, and you may not compete with the Company, nor may you assist someone else in so doing.

Conflicts of Interest

Moody's long-established internal policies to mitigate conflicts of interest are essential for our credibility in the market and the independence of our employees. Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual and potential conflicts of interest between personal and business relationships.

Special rules apply to executive officers and directors of Moody's Corporation who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in any such conduct, executive officers and directors must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors, and obtain the prior approval of the Board of Directors.

A conflict of interest exists when your personal interest interferes in any way with the interests of the Company. Actual or potential conflicts of interest can arise in a variety of circumstances. Below, the Code addresses several ways in which conflicts of interest can arise, including: Interests in Outside Companies; Positions with Outside Entities; and Accepting Gifts, Entertainment or Other Things of Value. In addition to those situations discussed in further detail below, here are some additional examples of situations that can create actual or potential conflicts of interest:

Improper Personal Benefits: Conflicts of interest arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Such personal benefits can take a variety of forms, including discounts, opportunities, or other advantages. You may not accept any benefits from the Company that have not been duly authorized and approved by the Company, including any Company loans or guarantees of your personal obligations. The Company will not make any personal loans to nor guarantee the personal obligations of directors and executive officers.

Personal Relationships: A conflict of interest may arise from the personal relationship of a Moody's employee with an employee of a customer, issuer, vendor, or other business contact. If you have or become involved in any such a relationship, subject to applicable law, you should notify your manager and a member of the Compliance department, who will assess the situation and advise you whether any steps must be taken to mitigate the conflict.

Business Travel: In accordance with Moody's policies, employees travelling on business for the Company should take advantage of the lowest logical fare and accommodations offered. Employees should not book travel on particular carriers or at particular hotels based solely on their personal preference

or participation in any rewards programs if another, more cost-effective alternative is available.

Prior Employment: An employee's recent employment at a customer, issuer, vendor, or other business contact can create an actual or potential conflict of interest with the employee's job duties at Moody's. As a result, employees may be required to refrain from participating in certain professional activities relating to that prior employer.

Employees are required to disclose any actual or potential conflicts of interest so the Company can determine what, if any, action to take to mitigate the conflict. If you have any questions regarding whether a particular situation may create a conflict of interest, please discuss the situation with your manager or contact the Compliance department.

Interests in Outside Companies

Decisions to do business with individuals or companies must be made solely on the basis of the best interests of the Company. You should not participate in the selection of vendors, business partners or contractors, or make any decisions as part of your job (including participating in the rating process) for any entity, if you or an immediate relation has a significant business interest in such entity.

You should not acquire a significant business interest in any entity that may create an actual or potential conflict with your duties on behalf of Moody's, unless you obtain approval first from your manager or supervisor and then have your request reviewed by the Compliance department.

EXAMPLE:
You are an information services manager at Moody's. For many years, you have held a private investment in XYZ Software Company, a private company, that is now worth $20,000. Your manager assigns you to develop specifications for the purchase of a new software package, and XYZ is one of the major vendors. Although you don't believe that it will affect your judgment or create a conflict of interest, you should inform your manager of your ownership of the XYZ interest. Your manager will decide whether you should be taken off that particular assignment, and whether you need to report the outside business interest.

If you are uncertain whether an interest is significant, you should disclose it to your manager, who can decide whether you should be assigned to duties involving the company in question and whether such significant interest may require further reporting to the Compliance department.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

Positions with Outside Entities

An employee or director of Moody's serving as an officer or director of an outside company may be regarded as a representative of Moody's and might find his or her duties with that company to be in conflict with Moody's interests. Employees may not accept such a position unless and until they have received approval first from their manager or supervisor and then review from the Compliance department, subject to applicable law. In general, requests by MIS employees to serve on the board of directors of any issuer rated by MIS will not be approved. Further, subject to applicable law, requests by MIS employees to serve on the board of directors of any entity (regardless of whether it is a for-profit or not-for-profit entity) generally will not be approved if such service includes any compensation or remuneration. Requests by directors and MCO Executive Officers to serve on the boards of other companies must be made in accordance with Moody's Corporation's Corporate Governance Principles and Governance & Nominating Committee Charter.

An employee should not take a part-time or second job or any position with an outside entity, including not-for-profit entities, that may create a conflict of interest with the duties that the employee performs for the Company. Before accepting any outside employment or other position, whether paid or unpaid, at an outside entity, you should discuss first with your manager or supervisor whether such a position would present a conflict of interest. If your manager supports the outside position, there is a process for disclosure of the outside position that requires the approval by the manager and review by Compliance.

Please consult the Outside Business Interests Policy and Procedures (posted on the Company's intranet) for further guidance regarding outside business interests.

? Can I sell products to my co-workers or Moody's customers? What about charitable contributions?

Solicitation by employees of other Moody's employees or customers for personal gain is prohibited. This principle applies whether the employee is on working time, on a break, or at lunch. Employees also may not use Company resources, including telephones, fax machines, and computers, to engage in an outside business activity.

This prohibition is not intended to prevent employees from soliciting charitable contributions from other employees, or from raising funds on behalf of charitable organizations, provided the employees who are solicited are not subordinates of the soliciting employee. However, as discussed in the Use of Company Resources section below, employees should be aware that they may not use Moody's technology resources to solicit such contributions.

Accepting Gifts, Entertainment or Other Things of Value

The receipt of gifts, entertainment, or other things of value from entities or persons who do or are seeking to do business with Moody's can influence, or appear to influence, your business judgment, can create actual or potential conflicts of interest, and could lead to inferences of bribery under the laws in certain jurisdictions. For that reason, Moody's places strict limits on the types of gifts, entertainment, or other things of value employees may accept from such business contacts.

Certain types of gifts, entertainment, or other things of value are always improper, and therefore may not be accepted at any time. Specifically, you are prohibited from accepting:

» any gift in the form of cash or any cash equivalent, such as a gift certificate or gift card;

» any gift, entertainment, or other thing of value, regardless of its value, where there is any reason to believe that it is being offered in an attempt to influence your work at Moody's;

» any gift, entertainment, or other thing of value that is extravagant or lavish in nature, or which exceeds local social or business custom; and/or

» any gift, entertainment, or other thing of value that is intended to be concealed or is not offered openly and transparently.

Finally, you should never solicit or encourage any business contact to offer you a gift or other thing of value.

? What are the rules for MIS Credit Rating Personnel?

All Credit Rating Personnel, that is all analysts and other MIS employees in analytical roles involving the development or approval of procedures or methodologies used in providing rating services, are prohibited from soliciting or accepting any gifts, entertainment, or other things of value from any rated entity or the sponsors or agents of a rated entity. Gifts, entertainment, or other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity are subject to the restrictions for all other Moody's employees set forth below.

Credit Rating Personnel may only accept minor incidentals provided in the context of a business interaction – such as light meals, pens and paper – limited to US $25 (or the local equivalent) per person, per business interaction, per day.

For more information regarding the limitations on gifts, entertainment, or other things of value for Credit Rating Personnel, please consult Moody's Investors Service's Policy for Solicitation or Acceptance of Money, Gifts, Favors, or Entertainment, posted on the Company's intranet.

? What are the rules for all other Moody's employees?

Subject to the prohibitions described above and to applicable law, all Moody's employees other than Credit Rating Personnel, including non-analytical MIS employees as well as employees of MA and Moody's Shared Services, are permitted to accept the following gifts, entertainment, or other things of value:

» Occasional non-cash business gifts of nominal value (less than or equal to US $50 per gift or the relevant local equivalent). The total value of such gifts from any business contact may not exceed US $100 in any 12-month period.

» Customary and reasonable meals and entertainment at which the non-Moody's business contact also is present, such as an occasional business meal or sporting event, where there is a legitimate business purpose.

Gifts, entertainment, or other things of value given to Credit Rating Personnel from any party other than a rated entity or sponsor or agent of a rated entity also are subject to the above restrictions.

Employees should be guided by the below examples when determining whether it is appropriate to accept a gift, entertainment, or other thing of value:

» A promotional ballpoint pen would be of nominal value, but a gold wristwatch would not be acceptable.

» A holiday gift of a bottle of wine from a vendor or customer would be of nominal value (provided it is worth $50 or less), but a case of fine champagne would not be acceptable.

» Tickets to an ordinary sporting event, which you attend with a business contact, would be considered customary and reasonable, but tickets to the World Cup, Super Bowl, or other similar major sporting event would be considered excessive in value and should not be accepted.

» Ordinary business meals are acceptable, but a lavish dinner at a four-star restaurant likely would not be. Good judgment would also dictate that Moody's should periodically assume the cost of the meal as a business expense.

If you are offered a gift, entertainment, or other thing of value, and you have any question about the appropriateness of accepting it, you should seek guidance from the Compliance department prior to acceptance.

Gifts, entertainment, or other things of value that do not meet the requirements outlined above should be returned to the donor as tactfully as possible. You may refer to this Code when you return such a gift, and you should report such a gift to your manager and the Compliance department.

Finally, laws and customs of some countries permit gifts and courtesies beyond those considered customary in the United States, and refusing such gifts or courtesies might be considered offensive in that country. Although it might be difficult, Credit Rating Personnel must refuse any gifts, entertainment, or other things of value other than minor incidentals provided in the context of a business interaction. All other Moody's employees should consult the Compliance department if they encounter a situation in which the gift, entertainment, or other thing of value exceeds these rules but their refusal to accept would be seen as offensive.

For information regarding the giving of gifts, please refer to the Anti-Bribery and Anti-Corruption section of the Code.

❓ What should I do if I receive an inappropriate offer?

You should decline the request firmly and immediately. If you are asked by a business contact to take a bribe, kickback or other



prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

❓ What do I do if I receive a perishable gift?

Credit Rating Personnel may not keep even perishable gifts, such as food baskets, provided by rated entities and/or sponsors or agents of rated entities. Instead, when it is not practical to return the gifts to the sender, they should be donated to a public service or social service organization. In all other circumstances, employees that are not Credit Rating Personnel who receive a perishable gift that exceeds the $50 limit set out above may, with the approval of their manager and the Compliance department, share such gift with their office colleagues or donate it to a public service or social service organization.

❓ Can I accept a free pass to a conference or event hosted or organized by a third party?

Credit Rating Personnel may only accept free passes or a waiver of registration fees to conferences/events if they are speaking or presenting at the conference/event.

All other Moody's employees may accept free passes and/or fee waivers to conferences/events as long as there is a clear business purpose to the employee attending the conference/event.

I am presenting at a conference. May I accept reimbursement for my travel, lodging, and other incidental expenses?

Credit Rating Personnel may not accept reimbursement (or direct payment of such expenses on your behalf) from any third party for transportation, lodging, or incidental expenses incurred in connection with attendance at a conference or event organized in whole or in part by an entity rated by MIS, including where Credit Rating Personnel are speaking or presenting at the conference or event. Credit Rating Personnel may accept reimbursement for travel expenses incurred where they are speaking or presenting at conferences or events hosted or organized by industry associations or other non-rated entities provided that the reimbursing party is not a rated entity.

All other Moody's employees, may accept reimbursement for travel-related expenses when they are speaking/presenting at a conference as these are not considered gifts under the Code. However, such reimbursement (or direct payment of such expenses on your behalf) must be for your individual travel, lodging, meals, and other reasonable expenses. You should not accept reimbursement for lavish or extravagant travel, lodging, or other expenses. You also may not be reimbursed for the travel or other expenses of any family members or other non-Moody's employees who accompany you.

Vendor Selection

The Company will purchase all of its services and supplies on the basis of quality, price, and service. The fact that a vendor is also a customer of the Company shall not be the basis for making purchasing decisions. Moreover, as discussed in the Conflicts of Interest section above, you should not participate in the selection of a vendor if you or an immediate relation has a significant business interest in such entity.

Intellectual Property

When you perform work for Moody's, Moody's owns all intellectual property rights in your work product ("Work Product"), to the extent permitted by applicable law, including but not limited to all copyrights, trademarks, patents, inventions, and know how associated with the Work Product. To the extent permitted by applicable law, your Work Product is considered "work made for hire" created for Moody's. If for some reason any Work Product you create is not deemed work made for hire or does not belong to Moody's by operation of applicable law, you assign and agree to assign to Moody's any and all of your right, title and interest in and to the Work

Product, including all copyright (and all future copyright) and patent rights or, if applicable local law does not permit assignment of rights, you grant Moody's an exclusive, unlimited, worldwide, perpetual, royalty-free license to the Work Product, to the extent permitted by local law. In relation to any Work Product in which you have a moral right, to the extent permitted by applicable law, you irrevocably consent to Moody's using such Work Product in any manner that might otherwise infringe such moral right. If requested by Moody's, you will execute any further documents necessary to document Moody's ownership of the Work Product. When you develop new Work Product, you will disclose it promptly to Moody's. You agree not to use or misappropriate any third party intellectual property, confidential or proprietary information, or trade secrets in creating Work Product or performing any service for Moody's.

Unauthorized Copying or Use

Generally, it is against the law to make copies of legally protected works of others or to use them without proper permission. Wrongful copying of copyrighted materials can result in personal, as well as Company, liability.

Protected works include most publications, computer software, video and audio tapes or files, and certain databases. In addition, protected works may include material displayed or published on web sites, including articles, musical recordings (such as MP3 files), graphic designs, photographic images, and audiovisual materials.

As employees of a company whose business is based on its valuable intellectual property, we must be especially sensitive to the intellectual property rights of others. You must not, when preparing any presentation to or publication for Moody's employees, customers, investors, or other third parties, copy or use any protected works prepared by any other person who is not a Moody's employee, or was not a Moody's employee when such material was prepared, unless you: (a) acknowledge the use of such other person's protected works and identify in the relevant presentation or publication, at a minimum, the name of the author, publisher, and owner of the protected works; and (b) obtain the consent in writing of the owner of the protected works if more than an insubstantial portion of the original work is used. Moody's Legal department can assist you in determining whether such written consent is required.

The law does permit in some circumstances certain "fair use" or "fair dealing" of protected works, but this right is limited and reliance on it should be made only in consultation with Moody's Legal department.

❓ When is copying permitted?

These are some of the limited circumstances where copying by the Company may be permitted, depending upon applicable law:

» Preparing a new work summarizing others' copyrighted material and including it in Company publications or reports together with brief quotations.

» Occasional copying of a small portion of an article or book, citing that article or book (but not any extensive or regular copying of an outside publication to reduce subscription costs and broaden internal distribution).

» Making a copy of a computer program as an archival or backup copy.

» Forwarding a link to a web site where information of interest is published.

Some of these examples may still be prohibited due to confidentiality obligations to third parties or contractual restrictions. The circumstances under which copying by the Company is permitted may differ from jurisdiction to jurisdiction depending on each jurisdiction's intellectual property laws, as well as the specific facts relating to the copying. If you have any questions about whether copying is permitted, please consult Moody's Legal department.

EXAMPLE:
A company pays $1,000 a year for its one subscription to a weekly industry newsletter. It would not be a fair use to make 12 complete copies of such newsletter each week for its regional sales managers. It may be a fair use to occasionally copy a limited excerpt from the newsletter and circulate it to the regional offices, but not if such copying would effectively serve as a substitute for the subscription. Consult the Moody's Legal department for any specific questions in this area.

Protecting Moody's Trade Secrets and Proprietary Information

We need to maintain the confidentiality of the Company's trade secrets and other proprietary information. Employees and directors may learn facts about Moody's business, plans, or operations that Moody's has not disclosed to its competitors or the general public. Examples of Company trade secrets and proprietary information may include, but are not limited to, sensitive information such as customer lists, the terms offered or prices charged to customers, non-public algorithms, formulas, or methodologies, marketing or strategic plans, potential

acquisitions, or proprietary product designs or product systems developments. Employees and directors may not disclose such information externally except, in the ordinary course of their authorized business activities, to parties with whom Moody's has entered into agreements containing appropriate confidentiality obligations. This restriction applies equally to the trade secrets of our customers. If you have questions about whether disclosure of a particular trade secret or proprietary information to a third party is permitted, please consult the Legal department.

Use of Company Resources

Moody's money, materials, supplies, technology and information resources, including computer systems and voice mail systems, and all information, copies of documents or messages created, sent, received, or stored on these systems are Company property and must not be used to advance your personal interests. Employees must use the Company's technology resources in accordance with the Moody's IT Use Policy, which is available on the Company's intranet.

Each of us has a duty to protect the Company's assets and to use them efficiently. Theft, carelessness, and waste have a direct impact on the Company's profitability. We should take measures to prevent damage to and theft or misuse of Company property. Except as discussed below and in the IT Use Policy, Company assets, including Company time, equipment, materials, resources, and information, must be used for business purposes only. Personal calls from office telephones should be kept to a reasonable minimum. Similarly, use of Company's technology resources, including computers and the Internet, for personal matters should be kept to a reasonable minimum, and any such usage must be consistent with the Moody's IT Use Policy. In no instances should such personal use of Company telephones or computers interfere with your work commitments. Further, employees may not use Company office space for personal meetings, for example, meetings with personal financial advisors.

Under no circumstances may an employee use the Company's technology resources to transmit, download, display, otherwise disseminate, or condone the receipt of any sexually explicit material or any material containing ethnic slurs, racial epithets, or anything that may be perceived as harassment of others based on their race, color, sex, gender, age, religion or religious creed, national origin, ancestry, citizenship, marital status, sexual orientation, gender identity, gender expression, genetic information, physical or mental disability, military or veteran status, or any other characteristic protected by law. Employees encountering or receiving such material should immediately report the incident to their manager or to the Human Resources department.

As outlined in the Moody's IT Use Policy, employees should be aware that, subject to applicable law, they have no proprietary interest in and no reasonable expectation of privacy while using any Company computer equipment, voice mail equipment or Company-provided access to the Internet, including electronic mail, collaboration tools, instant messaging, SMS / text messages, or similar technologies. To the extent permitted by applicable law, Moody's reserves the right, through the use of automated software or otherwise, on a continuous, intermittent, or ad hoc basis, to monitor, open, read, review, copy, store, audit, inspect, intercept, access, disclose, and delete all computer documents, systems, disks, voice mail, Internet usage records (including any material that employees might seek to access or download from the Internet), system activity, electronic mail of current and former employees, and any other communications transmitted or received through its systems without notice to any employee and at any time. Such activities may be undertaken for a range of purposes, including but not limited to the following: to protect the security of Moody's documents, data, information, and systems; to maintain quality standards; to provide business continuity and record retention when an employee is absent (for whatever reason) or when an employee has left the Company; to respond to any subpoena, judicial order, or other request of any governmental agency or authority; to investigate where Moody's has a legitimate and reasonable concern that an employee or former employee has engaged in wrongdoing, unlawful or illegal acts, or may be in breach of Company requirements or policies; or as the Company's business needs may otherwise require. To the extent permitted by applicable law, the results of any such review, audit, inspection, interception, access, or disclosure may be used for disciplinary purposes or in legal proceedings. To the extent permitted by applicable law, your use of Company computer, voice mail, and electronic communications systems constitutes your acknowledgement and understanding of the foregoing rights of Moody's and your consent to them.

Any employee who wishes to avoid inspection of any private personal data should not use Company equipment for personal matters or save any private personal data on Company computer storage devices.

When you leave the Company, all Company property must be returned to the Company.

Safeguarding Moody's Technology Resources

Employees are responsible for safeguarding their passwords for access to all Company technology resources, including computer and voice mail systems. Individual passwords must not be given to others, nor should employees access any account on Company computer and voice mail systems other than their own, except for Moody's IT department in connection with technical support. Employees must safeguard the laptops, smart phones, or any other technology resources provided to them by the Company and should exercise the highest standard of care reasonable and appropriate to the circumstances to prevent such technology resources from being lost, stolen, or accessed by an unauthorized person.



Each of us has a duty to protect the Company's assets and to use them efficiently.

The Company has also installed a number of security features and controls, such as firewalls, proxy servers, and anti-malware software, to protect its technology resources and information. You should never disable or attempt to evade the operation of these security features.

If you suspect or become aware of any unauthorized access to, acquisition of, or loss, damage, or misuse of, any Moody's technology resources, or information maintained on, or handled by any technology resource, or any other incident in which the security of Moody's technology resources or information systems may have been compromised, you must immediately report such incident to Moody's Help Desk.

Use of Personal Electronic Devices

Employees' use of any type of personal electronic devices while conducting any Moody's business is subject to relevant Moody's policies, including the IT Use Policy, and, where relevant, any agreement relating to use of a personal mobile device.

Approved employees may be provided with remote access to Moody's technology resources through a secure Virtual Private Network ("VPN"). In addition, approved employees may be permitted to access Moody's technology resources through certain models of personally-owned mobile computing devices using a Moody's selected third-party downloadable software application.

You should not inadvertently disclose confidential information using your personal electronic devices. For example, when attending Moody's meetings or traveling for business, do not publicize your activities or location on social media sites or otherwise, including through GPS-based mobile applications, because this could alert others about non-public events or information.

Employees are reminded that affirmatively downloading, copying, saving, creating, or working on any Moody's files containing Moody's confidential or proprietary information on any system or device that is not a Moody's technology resource, including personally owned devices, is not permitted.

Social Media

Moody's recognizes that social media has become an important tool for various aspects of Moody's businesses, and that access to certain social media sites (e.g., LinkedIn, Twitter, etc.) for legitimate business purposes may be useful for employees in connection with their roles and responsibilities within Moody's. However, Moody's has determined that it is in the Company's best interest to block access to certain social media sites from Moody's network, including certain sites that are primarily used for personal communications, such as Facebook. In addition, Moody's has established a Corporate Social Media Policy and Procedures that set forth requirements and best practices for employees who wish to engage in social media activities on Moody's behalf. Moody's also has separate Personal Social Media Guidelines that apply to personal social media activities that Moody's employees may choose to undertake as individuals on their own time. These documents are posted on the Company's intranet. If you have additional questions, you may consult a member of the Social Media Steering Committee or send an email to socialmedia@moodys.com.

Employees as Consultants/ Conversion of Consultants to Employees

Current Moody's employees may not be engaged to work as consultants, as independent contractors or as contract workers for the Company. This applies, regardless of whether or not the work is related to the duties of the employee's position, and whether or not payment is made outside normal payroll routines.

Further, the Legal department must approve any situation in which a former Moody's employee wishes to become an independent contractor or contract worker for Moody's. In addition, the Legal and Human Resources departments should be consulted in situations in which an individual who has worked as an independent contractor/contract worker for Moody's wishes to become a Moody's employee.

Independent Contractors/Contract Workers

No individual or entity may be engaged to provide services to Moody's as a contract worker or independent contractor except in accordance with the Moody's Non-Employee Engagement Policy and Procedures. For additional information about engaging contract workers or independent contractors, please consult Moody's Non-Employee Engagement Policy and Procedures.

It is the duty of each employee to comply with all laws and regulations that apply to the Company's business.

How We Act with Integrity in the Global Community

Insider Trading and Market Abuse

Employees and directors who have access to confidential information are not permitted to use or share that information for purposes of trading securities (such as Moody's stock) or for any other purpose except the conduct of our business. The insider trading laws and regulations of the United States and many other jurisdictions prohibit buying, selling, or recommending that someone else buy or sell a company's securities while in possession of material non-public information about that company. In addition to heavy fines and lengthy prison terms, a violator in the United States or one who trades on a U.S. stock exchange can be required to pay civil penalties of up to three times the profit gained, or loss avoided, by certain unlawful transactions or disclosures. Moody's may also have to pay substantial fines. In other countries, such actions can lead to fines, public censure, compensation/restitution orders, and injunctions, as well as potential prison terms.

"Material" information is generally regarded as information that a reasonable investor would think important in deciding whether to buy, hold, or sell a security; in short, it is any information that could reasonably affect the price of the security. In other jurisdictions, "material" information may be referred to as "inside information" or "price-sensitive information."

Examples of material/inside information may include: sales results; earnings or estimates (including reaffirmations or changes to previously released earnings information); dividend actions; strategic plans; new products, discoveries or services; important personnel changes; acquisition and divestiture plans; financing plans; proposed securities offerings; marketing plans and joint ventures; government actions; major litigation, litigation developments, or potential claims; restructurings and recapitalizations; the negotiation or termination of major contracts; and potential or pending MIS rating actions.

EXAMPLE:
In connection with analyzing a U.S. issuer, an analyst reviews a non-public agreement that will allow the issuer to enter a very profitable new line of business. She tells her sister-in-law, who buys 1,000 shares of the issuer's stock. The day after the issuer publicly discloses the agreement, its stock price jumps $2 per share. The analyst has violated the U.S. insider trading laws, even though she did not personally make a profit.

As a general rule, an employee or director who has material information before it is publicly disclosed should wait until at least the third business day after it is disclosed so that the market has sufficient time to absorb the information before making the trade.

❓ What is "Tipping"?

You can violate the insider trading and "market abuse" laws by disclosing material non-public information to another person. If you make such a disclosure or use such information, you can be punished even if you yourself have no financial gain and, in some jurisdictions, even if you did not intend to engage in insider trading.

❓ Don't insider trading laws only apply in the United States?

No. Insider trading violates fundamental concepts of fairness that are a basic part of the Company's values. Employees working outside the United States can be charged under U.S. laws for insider trading in U.S. securities. In addition, many countries in which we do business have adopted insider trading and/or "market abuse" laws. Some of those laws are even broader than those in the United States. In France, for example, the penalties include substantial fines, as well as jail terms, and such conduct may constitute a breach of both insider dealing laws and regulations giving rise to separate penalties under such rules. The rules on market abuse apply in all countries in the European Union.

❓ I'm an employee in Shared Services so I don't receive material non-public information about issuers. Do these rules really apply to me?

Regardless of where you work in the Company, the insider trading laws apply to you. As a Moody's employee, you may learn information about Moody's business plans that could be material non-public information about Moody's or another company. For example, you may learn that Moody's plans to increase its ownership interest in an affiliate. That company's stock price may well change because of the purchase by Moody's. The same rules that apply to material non-public information about Moody's (or the issuers with which Moody's does business) also apply to material non-public information you learn about other companies.

Securities Trading

Moody's Policy for Securities Trading places additional limitations on the trading and ownership of certain securities by employees. In addition, to comply with legal requirements as well as facilitate internal monitoring, Moody's requires certain employees to adhere to reporting requirements relating to their securities holdings and transactions. For more information regarding the ownership and holding restrictions, as well as any reporting requirements you may have, please consult Moody's Policy for Securities Trading or contact a member of the Compliance department.

❓ Do I have to check with anyone before trading Moody's stock?

Unless you are an officer or director of Moody's Corporation or have been designated an "insider" by the Legal department because you regularly are in possession of material non-public information about the Company, you do not have to check with or report to anyone before trading Moody's stock. You may buy or sell Moody's stock whenever you wish as long as you are not in possession of material non-public information. If you have any doubt whether information you have is material, consult with a member of Moody's Legal department.

❓ What are the rules around the reallocation of Moody's securities in my Moody's profit participation plan?

You may not change the allocation of Moody's securities in your profit participation plan while in possession of material non-public information. However, it is not a violation for purchases to be made pursuant to elections you made previously while not aware of material non-public information, whether or not you possess material non-public information at the time the purchase is made.

Anti-Bribery and Anti-Corruption

You must not engage in commercial or public sector bribery. This means you or anyone acting on the Company's behalf cannot offer, promise, or give money, business courtesies, or anything else of value, directly or indirectly, to a commercial party or public official intending to receive, or for having received, favorable treatment. You are also prohibited from "turning a blind eye" to the likelihood that an agent or other third party is or will be making an improper payment in connection with the Company's business. Anti-corruption laws in various jurisdictions, including the U.S. Foreign Corrupt Practices Act



("FCPA"), the UK Bribery Act 2010 ("UK Bribery Act") and local country laws where Moody's operates, restrict companies' and employees' conduct in this area and subject Moody's and its employees to serious penalties for violations. Please consult the Anti-Bribery and Anti-Corruption Policy for further guidance.

Because Moody's may be liable for improper payments made by third parties acting on its behalf, Moody's employees who seek to engage certain third parties that will interact with public officials, with customers or with prospective customers must assure that such third parties are formally vetted before contracting for any services. Please consult the Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures for further guidance.

The Company also is required to assure that its books and records accurately reflect the true nature of Company transactions, and to maintain internal accounting control systems designed to prevent and detect improper transactions. Accordingly, all information relating to business expenses or other costs incurred on behalf of the Company must be recorded accurately and with sufficient detail.

❓ When is it permissible to give business courtesies to business contacts?

Employees generally may give business courtesies (including gifts) to business contacts, provided that they comply with the following requirements as set forth in Moody's Anti-Bribery and Anti-Corruption Policy: (1) the cost must be reasonable and justifiable under the circumstances; (2) they must comply with applicable laws; (3) they must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient; (4) they must be bona fide and must directly relate to a legitimate business purpose; and (5) they must be

supported by receipts and must be properly documented in accordance with any applicable expense reimbursement and accounting procedures. No business courtesies may be given, directly or indirectly, to public officials without complying with all of these requirements, as well as the additional requirements set forth in Moody's Anti-Bribery and Anti-Corruption Policy. The Compliance department must approve in advance any business courtesies to be given to public officials.

If you have any questions regarding bribery and corruption matters, including questions about the application of local anti-bribery laws, please contact the Compliance department.

? What do I do if I receive an inappropriate request?

Decline the request firmly and immediately. If you are asked by a customer, public official, or other business contact to make a bribe, kickback, or other prohibited payment or gift, you should tell the person that you will not consider the request, and immediately inform your manager and Moody's Legal department about the incident.

Political Activities

Moody's encourages you to participate in the political process on your own time, as long as you take care not to imply that you are acting on behalf of Moody's. You should not permit your Moody's affiliation to be noted in any outside organization's materials or activities without the approval of Moody's Legal department unless you are serving as a Moody's representative.

Corporations are not permitted to make political contributions in connection with any election involving any United States federal office. There are similar laws in some states and other countries. Your personal contributions must not be made with, or reimbursed by, Company funds in U.S. federal campaigns or in other U.S. or foreign campaigns where it is illegal. Individual participation must be completely voluntary and must occur only during non-working hours. Political activity may not involve the use of Moody's funds, personnel time, equipment, supplies, or facilities.

Any proposed Company political contribution anywhere should be discussed in advance with Moody's Legal department.

Influencing legislation or "lobbying" is also restricted by the laws of the United States, certain states and other countries or subdivisions thereof. Under such laws, Moody's may be required to register and report if its employees engage in lobbying activities. This may need to be done if you communicate with any members of federal, state, or local legislative or executive office in the U.S. or members of legislative or executive office

or other public officials in other jurisdictions for the purpose of influencing any action on the Company's behalf. Before any employee takes a public position on government actions on behalf of the Company, Moody's Legal department should be consulted. Employees who serve on government advisory boards should also be aware of applicable restrictions on their ability to promote Moody's business in conjunction with their work on such boards.

Economic and Trade Sanctions

Moody's complies with all economic sanctions-related laws and regulations and export controls in jurisdictions in which it operates. Economic sanctions rules prohibit or restrict trade with certain individuals, entities, nations, or industries. You must not engage in any prohibited dealings, including transacting with or providing services, directly or indirectly, to:

» Any individual or entity located, organized, or ordinarily resident in a comprehensively sanctioned jurisdiction;

» Any entity 50 percent or more owned by a person or persons located in a comprehensively sanctioned jurisdiction; or

» Any person subject to blocking or asset freeze sanctions, including entities owned 50 percent or more by a person or persons subject to blocking or asset freeze sanctions

Economic sanctions are generally divided into three types:

» Comprehensive embargoes imposing restrictions on a particular geography (or persons located therein), which under the U.S. sanctions regime currently includes Iran, Syria, the Crimea Region of Ukraine, North Korea, and Cuba;

» "List-based" sanctions which impose prohibitions on transacting with certain persons identified on watchlists, such as the list of Specially Designated Nationals and Blocked Persons ("the SDN List") maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or the Consolidated List of Financial Sanctions Targets in the UK maintained by the Office of Financial Sanctions Implementation ("OFSI"); and

» "Sectoral" sanctions, which impose more limited restrictions on persons conducting certain activities in certain sectors.

If you have any questions related to economic sanctions at the Company, please contact the Legal department at economicsanctions@moodys.com. Employees may also use Moody's Integrity Hotline to report suspected violations of law, company policy, or procedure.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

Export Compliance

The export or re-export of goods, including software utilizing encryption technology, may be subject to regulatory requirements.

You should contact Moody's Legal department at economicsanctions@moodys.com if you are:

» Unsure of export controls applicable to goods/technology/software;

» In need of information regarding local export laws; or

» Planning to transfer software using encryption technology to a country outside the United States by any means.

Please consult the Economic Sanctions and International Trade Compliance Policy for further guidance.

International Boycotts

There are two U.S. anti-boycott laws. One is set forth in the Export Administration Regulations ("EAR") and the other in the Internal Revenue Code ("IRC"). These laws are primarily aimed at prohibiting cooperation in the boycott against Israel sponsored by the Arab League and certain other countries, but can apply in other cases. Similar anti-boycott laws may be imposed in other countries in which Moody's does business. You must contact the Moody's Legal department to resolve conflicts arising in connection with anti-boycott laws and immediately inform the Legal department of any boycott-related requests that you receive.

Anti-Money Laundering

Moody's complies with all applicable anti-money laundering ("AML") laws and related Know Your Customer ("KYC") and Enhanced Due Diligence ("EDD") requirements wherever it operates. Money laundering is the act of disguising illegally-gained funds so that they appear to come from legitimate sources. Typically, it involves three steps. First, the illegally-gained funds are introduced into a legitimate financial system. Then, the money is moved around to create confusion, sometimes by wiring or transferring through numerous accounts. Finally, it is integrated into the financial system through additional transactions until the illegally-gained funds appear to be "clean."

Although Moody's business activities generally do not expose the Company to the risk of being a conduit for money laundering activity, in certain jurisdictions, Moody's role in the financial transactions of others may subject its activity to locally applicable AML laws or regulations and require the establishment of an AML program. In such jurisdictions, Moody's has implemented appropriate AML policies and programs.

Even where such a program is not required, however, if any Moody's employee has reason to believe that any customer is deriving its funds from illegal activity or engaging in any effort to conceal or disguise the nature, location, source, ownership, or control of funds that will be paid to Moody's or in connection with a transaction in which Moody's is involved, this should be reported immediately to Moody's Legal department.

Taxation

Failure of the Company to file tax returns promptly and accurately and to pay required taxes can result in severe penalties.

Immigration

All countries strictly regulate the entry of citizens of other countries and the right of persons from other countries to work there. Managers considering hiring non-citizens should be aware of local requirements, including the need for visas and other documentation.

Business in New Countries

The decision to expand Company operations into any country other than those in which we are qualified to do business may carry important legal and tax implications.

You should consult the Legal department about any issues that arise under these and other laws that apply to your job.

Government Investigations

Moody's cooperates as appropriate with investigations by the U.S. government, the governments of other countries, and their departments and agencies or judicial authorities. Moody's employees must never: (i) destroy, hide or alter any document or part of a document in anticipation of a request for those documents from a government agency or a court; (ii) lie or make any misleading statements to any government investigator, or in any deposition or other testimony; or (iii) attempt to influence an employee or any other person to engage in any of these acts.

Although Moody's cooperates as appropriate with governmental investigations and responds properly to valid legal process, Moody's also has legitimate and important interests to protect. For example, Moody's has important confidentiality obligations to its customers, including the obligation, in certain instances, to provide notice to those customers when requested or ordered to provide information about them. To assist Moody's in complying with our obligations to our customers or others, and to ensure the accuracy of the information we provide, you should notify

the Legal department if you are approached by a government investigator regarding Moody's or any of its customers.

This should in no way deter you from reporting any suspected wrongdoing at the Company to Moody's Integrity Hotline, the Legal department, or any of the other resources identified in this Code. Nothing herein or in any Moody's agreement shall limit your right to provide truthful disclosures to governmental or regulatory authorities that are protected under the whistleblower provisions of any applicable law or regulation. Moody's prohibits retaliation against any employee for making a good faith report of suspected wrongdoing to the Company or the government, or for cooperating with a government investigation. If you believe that you have been subject to retaliation for making a good faith report or for cooperating with a government investigation, you should report the matter to the Legal department immediately. Alternatively, you may report the matter to Moody's Integrity Hotline.

Civil Litigation

Like all companies, Moody's is sometimes involved in civil litigation, and you may be approached by lawyers for companies or people who have brought suit or may be thinking of bringing suit against the Company or one of our customers. You should contact the Legal department before responding to any questions about Moody's or our customers from lawyers or representatives of third parties who may be involved in or contemplating bringing a lawsuit against Moody's or our customers. Please be aware that you must contact the Legal department before providing such people with any information or records regarding Moody's or our customers.

Record Retention and Preservation Directives

Documents and other records (in whatever form) must be retained for the periods of time specified by law and under Moody's record-retention policies, procedures, and rules.

Under appropriate circumstances relating to a government investigation and/or a civil litigation, Moody's will issue a record preservation directive to all employees who are likely to have in their possession records relevant to the subject matter of the investigation or litigation. Thus, from time to time, you may receive directives from the Legal department directing you to preserve all such records in your possession or under your control. If you receive such a directive, you must not destroy or otherwise discard any records relating to the subject matter described in the directive, regardless of the place or manner in

which those records are stored. If you have not received a record preservation directive but believe you have records related to a subpoena or pending or contemplated litigation, government investigation, or other proceeding, you must immediately contact the Legal department. In such circumstances, you must also retain and preserve all records that may be responsive to the subpoena or relevant to the litigation or to the investigation until you are advised by the Legal department as to how to proceed. In addition, if you learn of a subpoena or a pending or contemplated litigation or government investigation, you must immediately contact the Legal department.

You must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as voice mail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company. The destruction or falsification of a record with the intent to impede or that has the effect of impeding a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are not sure whether a record can be destroyed, consult Moody's Legal department before doing so.

These retention obligations apply equally to Company records that you store in locations outside Moody's offices, including your home. Thus, if you have any records outside Moody's offices, you will be expected to provide any such records to the Legal department upon request. Furthermore, notwithstanding the other provisions of this Code, if you have any electronic records on your personal computer, smartphone, tablet or other electronic device, you may be asked to provide Moody's access to such personal electronic device so that the Legal department or an agent thereof may extract any Moody's records related to an ongoing investigation and/or litigation.

❓ Aren't my files, memos and emails confidential?

No. Except for certain "privileged" communications, all Company documents and computer files, including otherwise confidential communications and documents, may have to be disclosed to government enforcement organizations or private parties in investigations or lawsuits involving the Company. Please be aware that marking documents "restricted" or "confidential" may not protect them from being disclosed in court. Consult with Moody's Legal department about when communications with a lawyer are "privileged" and, therefore, may be protected from disclosure.

Reports of violations will be treated confidentially to the extent possible, and no person who reports a possible violation in good faith will be subject to retaliation.

Code Administration

Periodically, all Moody's employees and directors are required to certify that they have reviewed this Code of Business Conduct, understand it, and agree to be bound by its terms. In addition, as part of the certification process, employees and directors are provided an opportunity to disclose any previously unreported transactions or events that appear to be in violation of the Code.

Interpretation

The General Counsel of Moody's is responsible for interpreting and applying the Code to specific situations when questions arise. Any questions relating to how the Code should be interpreted or applied should be addressed to Moody's Legal department.

Investigations of Suspected Violations

Moody's will conduct a prompt, fair, and impartial investigation of all reports of suspected violations of the Code. Employees are required to cooperate as needed in investigations. While investigations may vary from case to case, they generally will include:

» conducting a review of the allegations;

» assessing whether any interim actions to protect the complaining party are necessary;

» conducting interviews of relevant parties;

» obtaining and reviewing relevant documents; and

» preparing a written report.

Moody's will then make a determination based on all evidence collected and will maintain the confidentiality of the investigation to the extent reasonably possible and as permitted by applicable laws. Moody's will also keep written documentation and associated documents in its records.

Upon completion of an investigation, Moody's will notify the person(s) who raised the concern and the subject(s) of the investigation's conclusion. Due to requirements under data protection laws in certain jurisdictions, Moody's may be obligated to inform the subject of a complaint that the complaint was filed, and how he or she can exercise his or her right to access and correct the information. The subject of the complaint will not be provided information identifying the person who reported the allegation unless required by local law.

If Moody's determines that a violation of the law or the Code has occurred, Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, as warranted by the circumstances and regardless of the seniority of the individuals involved, subject to applicable law. If, during the course of an investigation, Moody's also determines that any manager knew of inappropriate conduct and failed to report the conduct,

Moody's will take appropriate corrective and/or disciplinary action, up to and including termination, subject to applicable law.

Employees and managers should not conduct their own preliminary investigations. Investigations of suspected violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company.

Enforcement of the Code

The principles set forth in this Code and other relevant Company policies and procedures will be enforced at all levels of the Company. The Company intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code and to halt any such conduct that may occur as soon as reasonably possible after its discovery. Subject to applicable law and agreements, Company personnel who violate this Code and other Company policies and procedures may be subject to disciplinary action, up to and including termination.

In some cases, compliance with the Code and other Company policies will be monitored by periodic audits, investigations or other reviews. In connection with any such audits, investigations or reviews, you are required to cooperate fully, provide truthful and accurate information, and respond to requests for certifications.

Waivers of the Code

While some Company policies must be strictly adhered to, in other cases, exceptions may be possible. If you believe that a waiver of any of the principles or policies articulated in this Code is appropriate in a particular case, you should contact an immediate supervisor first. If the immediate supervisor agrees that a waiver is appropriate, the approval of the Legal department must be sought. Directors and MCO Executive Officers who wish to obtain a waiver of the Code must make full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors. Any waiver for directors and MCO Executive Officers must be approved by the Board as a whole and, to the extent required by law or regulation, promptly disclosed.

No Rights Created

This Code is a statement of the fundamental principles and certain key policies that govern the conduct of the Company's business. It is not intended to and does not create any obligations to or rights in any employee, director, customer, supplier, competitor, shareholder, or any other person or entity.

Key Contact Information

Moody's Human Resources Department

Melanie Hughes
Senior Vice President – Chief Human
Resources Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-7179

Mariano Andrade Gonzalez
VP – Lithuania Country Head
Green Hall 3
Upes str. 19
Vilnius, Lithuania 08128
Telephone: 370 (521) 726-36

Anina Lo
Senior Vice President – Human Resources
Regional Lead
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3551-3228

Moody's Compliance Department

Helene Gurian
Chief Compliance Officer
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0442

James Bodovitz
Designated Compliance Officer – MIS
Americas/Global Coordination
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-2849

Keith Stoddart
Designated Compliance Officer – MIS Asia
Pacific
Moody's Asia-Pacific, Ltd
One Pacific Place, Floor 24
88 Queensway
Admiralty
Hong Kong
Telephone: (852) 3758-1426

Barbara Sullivan
Designated Compliance Officer – MIS EMEA
One Canada Square
Canary Wharf
London, E14 5FA
United Kingdom
Telephone: (4420) 7772-5357

Jack Holleran
Designated Compliance Officer –
Moody's Analytics and
Moody's Shared Services
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-4398

Moody's Legal Department

John Goggins
Executive Vice President & General Counsel
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-1912

Moody's Internal Audit Department

Scott Kenney
Senior Vice President – Risk Management and
Chief Audit Executive
7 World Trade Center at 250 Greenwich Street
New York, New York 10007
Telephone: (212) 553-0482

Moody's Integrity Hotline

Via the Internet: https://moodys.ethicspoint.com

By telephone from the United States: 1-866-330-MDYS (1-866-330-6397)

By telephone from outside the United States: Dial the AT&T Direct Dial Access® code for your location (listed below and at https://moodys.ethicspoint.com). Then, at the prompt, dial 866-330-MDYS (866-330-6397).

If there is no AT&T Direct Dial Access® Code listed for your location, dial your access code for U.S. calls (which you can find by contacting an international operator or by visiting the AT&T World Traveler website at http://www.usa.att.com/traveler/index.jsp), wait for the tone or prompt, and then call 866-330-MDYS (866-330-6397).

AT&T Direct Dial Access® Codes

Argentina (Argentina - Telecom)	0-800-555-4288	Korea (Dacom)	00-309-11
Argentina (Telefonica)	0-800-222-1288	Korea (ONSE)	00-369-11
Austria	0-800-200-288	Korea (Korea Telecom)	00-729-11
Belgium	0-800-100-10	Mauritius	01 120
Brazil (Cellular)	0-800-888-8288	Mexico	001-800-462-4240
Brazil	0-800-890-0288	Mexico (Spanish Operator)	001-800-658-5454
Bulgaria	00-800-0010	Mexico	01-800-288-2872
Canada	1-866-330-6397	Mexico (Por Cobrar Spanish)	01-800-112-2020
China (Southern)	10-811	Netherlands	0800-022-9111
China (Northern)	108-888	Panama	800-0109
Costa Rica	0-800-011-4114	Panama (Spanish Operator)	800-2288
Costa Rica	0-800-225-5288	Peru (Telephonica – Spanish)	0-800-50-000
Costa Rica (Spanish Operator)	0-800-228-8288	Peru (Telephonica)	0-800-50-288
Czech Republic	00-800-222-55288	Poland	0-0-800-111-1111
Cyprus	800-900-10	Portugal	800-800-128
Denmark	800-100-10	Russia (Moscow)	363-2400
France (France Telecom)	0-800-99-0011	Russia (outside Moscow)	8^495-363-2400 *
France (Paris Only)	0-800-99-0111	Singapore (StarHub)	800-001-0001
France	0-800-99-1011	Singapore (SingTel)	800-011-1111
France	0-800-99-1111	Slovak Republic	0-800-000-101
France	0-800-99-1211	South Africa	0-800-99-0123
France (Telecom Development)	0805-701-288	Spain	900-99-0011
Germany	0-800-225-5288	Sri Lanka (outside Colombo)	112-430-430
Hong Kong	800-93-2266	Sri Lanka (Colombo)	2-430-430
Hong Kong	800-96-1111	Switzerland	0-800-890011
India	000-117	Sweden	020-799-111
Ireland (UIFN)	00-800-222-55288	Thailand	1-800-0001-33
Ireland	1-800-550-000	United Arab Emirates	8000-021
Italy	800-172-444	United Arab Emirates (du)	8000-555-66
Japan (NTT)	0034-811-001	United Arab Emirates (Cellular)	8000-061
Japan (KDDI)	00-539-111	United Kingdom	0-800-89-0011
Japan (Softbank Telecom)	00-663-5111	* ^ Indicates second dial tone	



Code of Professional Conduct

January 2021

MOODY'S
INVESTORS SERVICE

Contents

Preamble...3

I. Defined Terms...4

II. What Are Credit Ratings?..7

III. The Provisions...7

    1. Quality and Integrity of the Rating Process 7

        A. Quality of the Rating Process..7

        B. Monitoring and Updating..9

        C. Integrity of the Rating Process 9

    2. Independence and Avoidance and/or Management of Conflicts of Interest..........10

        A. General..10

        B. Procedures and Policies..11

        C. Analyst And Employee Independence..11

    3. Responsibilities to the Investing Public and Issuers 13

        A. Transparency and Timeliness of Ratings Disclosure...13

        B. Treatment of Issuer Confidential Information and Non-Public Information.............15

        C. Referring Tips To Law Enforcement Or Regulatory Authorities 16

    4. Governance, Risk Management and Training 16

    5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants 16

Appendices..18

    A. Canada (MIS Canada, Inc.)...19

    B. Hong Kong (MISHK) 23

    C. Mexico (MDM)...30

    D. Singapore (MIS Singapore)..35

    E. Moody's Latin America...40

Preamble

Financial markets should be efficient and fair to all market participants. Credit rating agencies play an important role in these markets. Moody's Investors Service ("MIS") provides information and opinions in the form of credit ratings and related research about the creditworthiness of issuers of securities and their financial obligations. Our credit ratings are forward-looking opinions that seek to measure relative credit loss. That is to say, they forecast the likelihood of default on a bond and the estimated severity of loss in the event of that bond's default.

Given the vast amount of information available to investors today, MIS helps investors and others sift through this information and analyze the credit risks they face when lending to a particular borrower, or when purchasing an issuer's debt or debt-like securities.1 MIS makes our public credit ratings available to investors globally on a contemporaneous basis, free of charge.

In order to enhance market understanding and confidence in MIS's credit ratings, MIS has adopted this Code of Professional Conduct (the "MIS Code" or this "Code"). Through this Code, MIS seeks to protect the quality and integrity of the rating process, so that investors and issuers are treated fairly, and to safeguard confidential information provided to us by issuers. To use MIS ratings effectively, the market should be informed of both their attributes and limitations. It is our responsibility to be as transparent as practicable with respect to our:

» rating methodologies;
» rating policies; and
» overall track record.

This Code, as well as the policies referenced, are accessible on MIS's public website(s).[2]

All references to MIS's public website(s) include www.moodys.com as well as MIS's regional websites such as www.moodys.com.br, as applicable.

The MIS Code is organized into five sections:[3]

» The Quality and Integrity of the Rating Process;
» Independence and Avoidance and/or Management of Conflicts of Interest;
» Responsibilities to the Investing Public and Issuers;
» Governance, Risk Management and Training; and
» Enforcement and Disclosure of the MIS Code and Communications with Market Participants.

---

[1] "Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred Moody's assigns credit ratings to entities as well as different types of debts or financial obligations – including, for example, private loans, publicly and privately traded debt securities, preferred shares and other securities that offer a fixed or variable rate of return. For simplicity's sake, the term "debt and debt-like securities" is used herein to refer to debt securities, preferred shares, and other financial obligations of these sorts."

[2] Although, in the interest of transparency, we have posted this Code and other related policies on MIS's public website(s), MIS does not assume, as a result of such public disclosure, any responsibility or liability to any third party arising out of or relating to this Code or those policies. The MIS Code is not part of any contract with any third party, and no third party shall have any right to enforce any of its provisions. MIS also retains complete discretion to revise this Code at any time to reflect changes in MIS ratings policies and procedures or to address changes in market, legal, or regulatory circumstances.

[3] The MIS Code has been structured in this manner in order to track the IOSCO Code as closely as possible.

I. Defined Terms

For the purposes of this document, the terms below, organized by category, are defined as follows:

Documents

1. The International Organization of Securities Commissions' Code of Conduct Fundamentals for Credit Rating Agencies ("IOSCO Code") is a framework Code of Conduct published on December 23, 2004 and subsequently revised in May 2008 and March 2015, by the International Organization of Securities Commissions. It was developed through cooperative efforts of international securities regulatory authorities, rating agencies, issuers, investors and other market participants. MIS has publicly endorsed the IOSCO Code.

2. The International Organization of Securities Commissions' Principles Regarding the Activities of Credit Rating Agencies ("IOSCO Principles") is a set of broad principles developed by the international regulatory community and published on September 25, 2003. The IOSCO Principles is the document upon which the IOSCO Code is based. MIS has publicly endorsed the IOSCO Principles.

3. The Moody's Corporation Code of Business Conduct ("MCO Code") is the code of conduct adopted by Moody's Corporation ("MCO").

4. The Moody's Investors Service Code of Professional Conduct ("MIS Code" or the "Code") is the code of conduct for MIS. The MIS Code governs the conduct of MIS, all MIS Employees and those relevant MCO Employees who support the MIS ratings process.

5. Rating Symbols and Definitions is a reference guide that sets out definitions of the rating symbols and rating scales used by MIS.

6. Securities Trading Policy is the Moody's Corporation Policy for Securities Trading.

Employee Types

1. An Analyst is any MIS Employee assigned to a ratings team with the title of Associate, Analyst or higher whose function is to a) assign or monitor Credit Ratings and, if applicable the related rating Outlook or rating Review, b) assist in drafting materials or developing deal specific models being considered for rating committees, or c) supervise MIS Employees included in (a) or (b) of this definition. The definition of "Analyst" excludes any MIS Employee assigned to a rating team who: (1) is not involved in the Credit Ratings process or (2) supports the Credit Rating process solely through administrative tasks, such as entering information into internal systems.

2. The DCO is the individual designated by MIS as a Designated Compliance Officer.

3. An Employee is any full-time or part-time employee of Moody's Corporation or its wholly owned subsidiaries, wherever located.

4. Management or Managers are those employees who have personnel management responsibilities.

5. The term MIS Employee means any full-time or part-time employee of MIS.

6. Rating Personnel includes Analysts as well as any other MIS Employees who have an analytical role involving the development, review or approval of procedures, methodologies or models used in providing Rating Services.

Organizational Structure

1. The Commercial Group is the MIS department that is responsible for business strategy and planning, new business origination, and business relationships with Issuers and Rated Entities.

2. The Compliance Department is the department that is responsible for assessing MIS's and its Employees' compliance with the policies and procedures described in this Code.

3. CSS (Credit Strategy and Standards Group) comprises several functions: the Methodology Development Group ("MDG"), which includes the Methodology Framework Group and the Default & Ratings Analytics; the Methodology Review Group ("MRG") which includes the Model Specifications Specialists Team; Ratings and Process Oversight Group ("RPO"); the Analytics and Technology Solutions group ("ATS"), which integrates MIS technology, quantitative and project capabilities and Strategy & Research ("S&R"). Each function currently reports to the MIS Chief Credit Officer.

4. MCO refers to Moody's Corporation and its majority-owned affiliates.

5. The MIS Board of Directors ("MIS Board") refers to the board of directors of Moody's Investors Service, Inc.

6. Moody's Investors Service, Inc. (MIS) refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Services and Products

1. Ancillary Services are those products and services that are not Credit Rating Services and which may include market forecasts, estimates of economic trends, pricing analysis or other general data analysis as well as related distribution services.

2. Anticipated Ratings Process is the process by which a provisional notation may be removed from a Credit Rating assigned to an instrument or issuer, when the applicable contingencies which were the basis for affixing the (P) notation are deemed to have been fulfilled. For example, when a rating of (P) Baa1 is assigned to a debt instrument, it is anticipated that the (P) notation will be removed from the Baa1 rating when it is determined that the contingencies indicated by the (P) notation have been fulfilled.

3. A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories. (See Section II below.)

4. A Credit Rating Action is any one of the items below:

   I. the assignment of a Credit Rating to a Rated Entity or obligation, including Credit Ratings assigned in the Subsequent Ratings Process;

   II. the removal of a provisional notation from a Credit Rating when applicable contingencies are deemed to have been fulfilled in the Anticipated Ratings Process;

   III. a change in a Credit Rating (i.e., upgrade or downgrade);

   IV. placing a Credit Rating on Review, changing the direction of an existing Review or taking a Credit Rating off Review (i.e., Credit Rating Confirmation);

   V. the assignment or change in an Outlook associated with a Rated Entity or one or more Credit Ratings;

   VI. an Affirmation of a Credit Rating; and

   VII. a Withdrawal of a Credit Rating.

5. A Credit Rating Announcement is a written communication that may be used to announce the publication of a Credit Rating Action related to public Credit Ratings, Unpublished Monitored Loan Ratings or Unpublished Monitored Private Placement Ratings. MIS may also publish a Credit Rating Action related to public Credit Ratings on moodys.com that is not accompanied by a Credit Rating Announcement.

6. Credit Rating Services are those products and services offered with respect to Credit Ratings and, if applicable the related rating Outlook or rating Review. Credit Rating Services specifically exclude all Ancillary Services or Other Permissible Services.

7. The Disclosure Form is a form that contains regulatory disclosures and is published on www.moodys.com for public Credit Ratings and in the rating folder of the Electronic Platform for Unpublished Monitored Loan Ratings and Unpublished Monitored Private Placement Ratings at the time a Credit Rating Action is published.

8. Non-Participating Credit Ratings are published Credit Ratings in which the Issuer has declined (expressly or through failure to respond to) MIS's offer to participate in the rating process on a going-forward basis.

9. Other Permissible Services are those products and services identified in MIS's Rating Symbols and Definitions, which are not Credit Rating Services or Ancillary Services.

10. Rating Services means any or all of the following: Credit Rating Services, Ancillary Services and/or Other Permissible Services.

11. Subsequent Ratings Process is the process of assigning Credit Ratings (together with the associated outlook or review status, if applicable) that are derived exclusively by reference to an existing Credit Rating of a program, series category/class of debt or primary Rated Entity. This includes:

    I. Assignment of a Credit Rating to issuance of debt within or under an existing rated program where the transaction structure and terms have not changed in a manner that would affect the Credit Rating indicated by the program rating (examples include covered bond programs, shelf registrations, and medium term note programs);

    II. Credit Ratings assigned based on the pass-through of a primary Rated Entity's Credit Rating, including monoline or guarantee linked ratings; or

III.   Assignment of Credit Ratings to debt instruments of the same seniority as previously rated debt when such issuance of debt is contemplated in the existing Credit Ratings. Examples include ratings on debt issued by frequent corporate and government issuers. This also includes Credit Ratings assigned to new debts, new programs or amended and extended credit facilities by reference to an existing rating of the same debt class, at the same rating level, whether or not the new debts or programs replace similarly structured debts, programs or credit facilities.

12. Unsolicited Credit Ratings
    Unsolicited Credit Ratings are those Credit Ratings not initiated at the request of the Rated Entity or its Agents or not maintained at the request of the Rated Entity or its Agents.

Other

1.   An Agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

2.   EU means the European Union.

3.   A Family Member is any of the following:

    a.   an Employee's spouse or domestic partner;

    b.   a person with whom an Employee cohabits (such as a shared living arrangement where the relationship is more than casual), whether or not they share financial responsibilities. This would not include typical roommate living arrangements;

    c.   an Employee's minor or dependent children;

d.   any other relative sharing the same household as an Employee;

e.   any persons who do not live in the same household as an Employee but whose Trades in Securities are directed by or are subject to the Employee's influence or control (either direct or indirect) (such as parents or children living in separate households who consult with the Employee before they Trade); and

f.   any other natural or legal person, trust, entity or partnership (other than blind trusts, as defined in the Securities Trading Policy):

   i.   whose managerial responsibilities are discharged by,
   ii.   that is set up for the benefit of,
   iii. that is directly or indirectly controlled by, or
   iv.   whose economic interests are substantially equivalent to the Employee or any Family Member.

4.   Fee Discussions are any negotiations about fees for Rating Services and any discussions or correspondence (whether internal or external) relating to those negotiations.

5.   Form NRSRO is the application filed by MIS with the U.S. Securities and Exchange Commission for registration as a Nationally Recognized Statistical Rating Organization (NRSRO).

6.   An Issuer is any entity by which a Security has been issued, guaranteed, or by which the credit underlying a Security has been otherwise supported. The term "Issuer" also includes the corporate parent or majority-owned subsidiary of an Issuer.

7.   Issuer Confidential Information is any information received by MIS from an Issuer, its affiliates or its Agents in connection with the rating process or in connection with providing Ancillary Services or Other Permissible Services in respect of which MIS has received written notice specifically indicating the proprietary and confidential nature of the information. However, the term "Issuer Confidential Information" shall not include:

   a.   information that is publicly known;
   b.   information available to MIS on a non-confidential basis prior to disclosure by the Issuer, its affiliates or its Agents;
   c.   information that becomes available to MIS on a non-confidential basis from a third party not reasonably known by MIS to be bound by a confidentiality agreement with the Issuer or otherwise prohibited from making available such information;
   d.   information developed independently by MIS;
   e.   information that has been aggregated or transformed in such a way that it is no longer identified as relating to any individual Issuer; or
   f.   information that is approved for public disclosure in writing by the Issuer, its affiliates or its Agents.

8.   Non-Public Information is information that has not been publicly disseminated (for example, through public filing with a securities regulatory authority; issuance of a press release; disclosure of the information in a national or broadly disseminated news service; or the issuance of a proxy statement or prospectus).

9.   The terms Own, Owning and Ownership refer to all methods by which an Employee may possess an interest in a Security or an account with a financial services institution, including direct ownership and beneficial ownership (i.e., sole or shared dispositive or voting power over a Security). For the purposes of this Code, direct ownership includes all Securities held in trust (other than a blind trust) and all Securities held in any individual retirement account (IRA) or 401(k) other than Moody's Profit Participation Investment Plan. For the purposes of this Code, Employees are deemed to be the beneficial owner of all Securities held by their Family Members.

10. Rated Entity(ies) means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

11. Restricted List is a list of Securities by industry, geography or regulation, which an Employee and any Family Members of that Employee may not Own or Trade.

12. Security(ies) is any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed income securities), notes, collective

investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, exchange-traded funds and unit investment trusts.

13. The term Trade (Including Trades, Traded and/or Trading) refers to any transaction by which a person acquires or divests himself/herself from an interest or position in a Security, including but not limited to purchases, sales, repurchase agreements, short sales, spread betting (and other forms of gambling on Securities) and entering into derivative transactions, including put options, calls and equity swaps as well as liquidating such derivative positions through purchase, sale or exercise.

UK means the United Kingdom.

II. What Are Credit Ratings?

A Credit Rating is an opinion regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Ratings are based on information obtained by MIS from sources believed by MIS to be accurate and reliable, including, but not limited to, Issuers and their Agents, as well as sources independent of the Issuer. MIS relies on Issuers and their Agents to provide information that is true, accurate, timely, complete and not misleading.

MIS adopts all necessary measures so that the information it uses in assigning a Credit Rating is of sufficient quality and from sources MIS considers to be reliable, including, when appropriate, independent third-party sources. However, MIS is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Thus, in assigning a Credit Rating, MIS is in no way providing a guarantee with regard to the accuracy, timeliness, or completeness of factual information reflected, or contained, in the Credit Rating or any related MIS publication.

In the rating process, MIS maintains independence in its relationships with Issuers, investors, and other interested entities. MIS does not have a fiduciary relationship with the Issuer whose security is being rated (or any other party). Nor does MIS act as an advisor to the Issuers it rates. MIS may comment on the potential credit implications of proposed structural elements of a security, but MIS does not participate in the actual structuring of any security under consideration for a Credit Rating.

As a matter of policy, and in keeping with its role as an independent and objective publisher of opinions, MIS retains complete editorial control over the content of its Credit Ratings, credit opinions, commentary, and all related publications. MIS reserves the right at any time to suspend, modify, lower, raise or withdraw a Credit Rating, or place a rating on review in accordance with MIS policies and procedures. MIS editorial control includes its right to decide whether, and when, to issue a Credit Rating or publish any information or commentary, except in those rare instances where the public disclosure of a Credit Rating has been contractually limited (see Provision 3.4 below) or limited by applicable laws and regulations.

III. The Provisions

1. Quality and Integrity of the Rating Process

As described in the IOSCO Principles, MIS will endeavor to provide forward-looking opinions on the relative creditworthiness of Issuers of debt and debt instruments in order to help reduce the information asymmetry that exists between those Issuers and potential purchasers of their debt.

A. Quality of the Rating Process

1.1 Since Credit Ratings are probabilistic opinions about future creditworthiness, the performance of an individual Credit Rating will not be judged on the basis of the individual outcome, but on whether the individual Credit Rating was formed pursuant to MIS's established processes. Where possible, the performance of Credit Ratings collectively will be evaluated on the basis of how they perform on a statistical basis ex post (e.g., default studies, accuracy ratios, and stability measures).

1.2 MIS will develop and maintain rigorous and systematic rating methodologies. Where possible, resulting Credit Ratings will be periodically subjected to objective validation based on historical experience. MRG will be responsible for monitoring the

appropriateness and completeness of rating methodologies and procedures, and for the initial approval of significant changes to MIS's rating methodologies and procedures. The MIS Board must approve new or materially changed methodologies before their use.

1.3   In assessing an Issuer's or obligation's creditworthiness, Analysts will use MIS's published methodologies, where appropriate. Analysts will apply a given methodology in a consistent manner, as determined by MIS.

1.4   Credit Ratings will be determined by rating committees and not by any individual Analyst. Once a rating committee has determined the appropriate Credit Ratings to be assigned to a Rated Entity's debt classes (e.g., senior unsecured), or to debt issued under certain specific program documents, MIS will assign such Credit Ratings to such classes unless and until a subsequent rating committee determines otherwise.

   a.   Debt issuance by a Rated Entity or under specific program documents may be routine (e.g., refinance), or may be material to the Rated Entity's creditworthiness or the program structure (e.g., a material change in the Rated Entity's leverage). It is the responsibility of the Analyst to monitor the Issuer's debt issuance and leverage and changes to program documents, and to bring material changes to the rating committee's attention. Credit Ratings that are:

      »   assigned to securities that are issued over time pursuant to programs, series or categories of debt that are subject to an existing Credit Rating, or based on the pass-through of a primary Rated Entity's Credit Rating, derive their Credit Rating exclusively from the existing Credit Rating of the program, series, category of debt or primary Issuer, as the case may be, and the rating committee for the existing Credit Rating incorporates future issuances into its analysis.

      »   A provisional notation may be removed from a Credit Rating when the applicable contingencies contemplated by the rating committee that assigned the provisional Credit Rating are deemed to have been fulfilled.

      Consequently, Credit Rating Actions with respect to these Credit Ratings are not subject to further analysis by a rating committee beyond the analysis conducted by the original rating committee for the existing Credit Rating.

   b.   In producing a Credit Rating, MIS will consider all information known and believed to be relevant by the applicable Analyst and rating committee about an Issuer, including information received from a source other than the Issuer or underwriter that the applicable Analyst and rating committee find credible and potentially significant to a rating decision in a manner generally consistent with MIS's published methodologies. MIS will establish, maintain and enforce policies and controls to assure that the Credit Ratings it disseminates are based on a thorough analysis of all such information. In formulating Credit Ratings, MIS will employ Analysts who, individually or collectively (for rating committees), have appropriate knowledge and experience in developing a rating opinion for the type of Issuer or credit being analyzed.

1.5   MIS will comply with its record retention policies and applicable laws when maintaining records used to support its Credit Rating processes. MIS will establish, maintain and enforce policies and controls so that its Employees comply with MIS's record retention policies and with applicable laws governing retention and disposition of records. MIS Employees will familiarize themselves with MIS's record retention policies, and periodically certify their compliance with such policies.

1.6   MIS and its Analysts will establish, maintain and enforce policies and controls to avoid issuing any Credit Ratings that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an Issuer or obligation.

1.7   MIS will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MIS will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MIS adopts all necessary measures so that the information it uses in assigning a Rating is of sufficient quality and from sources MIS considers to be reliable including, when appropriate, independent third-party sources. In cases involving new types of financial products, MIS will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MIS will require the relevant functions within CSS to:

      1.7.1   review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MIS has rated;

      1.7.2   at least once every twelve months, MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MIS uses; and

      1.7.3   assess whether existing methodologies and models for determining Credit Ratings of structured products are appropriate when MIS determines that the risk characteristics of the assets underlying a structured product have materially changed.

1.8   MIS will organize its rating committees to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.9   MIS will allocate adequate personnel and financial resources to monitoring and updating its Credit Ratings on a timely basis. Once a Credit Rating is published, and unless it is withdrawn, MIS will:

     a.   at least once in any twelve month period,[4] review the creditworthiness of the Issuer or other relevant entity or obligation;

     b.   initiate a review of the status of the Credit Rating upon becoming aware of any information that might reasonably be expected to result in a Credit Rating Action, including withdrawing a Credit Rating consistent with the applicable methodologies; and

     c.   update on a timely basis the Credit Rating, as appropriate, based on the results of any such review referred to in a. or b. above. In addition, upon adoption of a new or revised rating methodology, MIS will review the impact of the new or revised methodology to outstanding Credit Ratings and take any necessary Credit Rating Action, within a reasonable period of time.

Where practicable, MIS will leverage available information and expertise in the monitoring process. MIS will apply changes in relevant key rating assumptions both to current and newly assigned Credit Ratings.

1.10   Where MIS uses separate analytical teams for assigning initial Credit Ratings and for monitoring such Credit Ratings, each team will have the requisite level of experience and resources to perform its respective functions in a timely manner. MIS will also evaluate internal processes and market trends in order to maintain operational flexibility to allocate resources needed to monitor existing Credit Ratings and conduct reviews on a timely basis.

1.11   MIS will establish, maintain and enforce policies and controls relating to the publication of Credit Rating Announcements that announce Credit Rating Actions, including the withdrawal of a public Credit Rating on an Issuer or obligation (except for routine debt maturities, calls, or redemptions).

C. Integrity of the Rating Process

1.12   MIS Employees will comply with all applicable laws and regulations governing their activities in the jurisdictions in which they operate. For greater certainty, to the extent that a provision in the MIS Code is inconsistent with applicable laws and regulations in a jurisdiction in which MIS operates, then that provision in the MIS Code will not apply in that jurisdiction to the extent of the inconsistency.

1.13   MIS and its Employees will deal fairly and honestly with Issuers, Rated Entities, investors, other market participants, and the public.

1.14   MIS will hold its Employees to high standards of integrity. MIS will not knowingly employ any individuals with demonstrably compromised integrity, subject to applicable law.

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[4] The frequency of review may be shorter in certain jurisdictions.

1.15 MIS and its Employees will not, either implicitly or explicitly, give any assurance or guarantee of a particular Credit Rating prior to a rating committee. This does not preclude MIS from developing preliminary feedback in connection with its ratings analysis.

In addition, MIS and its Employees will not make a promise or threat about potential Credit Rating Actions to influence Rated Entities, investors, or other market participants to pay for Credit Ratings or other services.

1.16 MIS will not:

    a.   provide rating advisory services;

    b.   act as a broker or dealer engaged in the business of underwriting securities or money market instruments; or

    c.   have a financial or controlling interest in an entity rated by MIS or any of its "Credit Rating Affiliates" identified in Item 3 of MIS's Annual Certification of Form NRSRO available on MIS's public website(s).

1.17 MIS Employees are prohibited from making proposals or recommendations to an obligor or Issuer, underwriter or sponsor of an obligation about the corporate or legal structure, assets, liabilities or activities of an obligor or Issuer. Consistent with this prohibition, in assessing credit risk, MIS Employees may properly hold a series of discussions with an Issuer, Rated Entity, or its Agents in order to:

    1.   understand and incorporate into their analysis the particular facts and features and any modification thereof, as proposed by the Issuer, Rated Entity, or its Agents; and

    2.   explain to the Issuer, Rated Entity or its Agents the Credit Rating implications of MIS's methodologies as applied to the Issuer or obligation.

1.18 While Employees are not expected to be experts in the law, they are expected (and in some cases required by applicable laws and regulations) to report activities of which they are aware that a reasonable person would question as a potential violation of applicable laws and regulations or this Code. All MIS Employees outside the EU and UK are obligated to report these issues promptly to the Compliance Department or through Moody's Integrity Hotline. Employees in the EU and UK are encouraged to report such violations. MIS Employees within the EU and UK are required to report all suspected legal violations to the Compliance Department. In accordance with the MCO Code, Employees also may report such matters on a confidential basis by calling the Moody's Integrity Hotline. The Compliance Department will take appropriate action, as determined by the applicable laws and regulations of the jurisdiction and the policies and procedures established by MIS.

1.19 Management prohibits retaliation by any Employee or by MIS itself against any Employee who, in good faith, reports a possible violation of the law, regulation or this Code.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.1 MIS will not forbear or refrain from taking a Credit Rating Action, or from initiating or concluding a review of a Credit Rating, based on the potential effect (economic, political, or otherwise) of the action on MIS, an Issuer, Rated Entity, investor or other market participant.

2.2 MIS and its Employees will use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3 The determination of a Credit Rating will be influenced only by factors relevant to the credit assessment.

2.4 The Credit Rating MIS assigns to an Issuer or obligation will not be affected by the existence of, or potential for, a business relationship between MIS (or MCO) and the Issuer (or its affiliates), or any other party, or the non-existence of any such relationship.

2.5 MIS will separate, operationally and legally, and if practicable, physically, its Credit Rating Services and Analysts from any other business that may present a conflict of interest. MIS will disclose on its public website(s) any Ancillary Services and Other Permissible Services it offers. If MIS intends to offer new Other Permissible Services or Ancillary Services, MIS will first

consult with the Compliance or Legal Department. MIS will establish, maintain and enforce policies and controls designed to minimize the likelihood that conflicts of interest with MIS's Credit Rating Services will arise, or to appropriately manage those conflicts that may arise, in connection with MIS's provision of Ancillary Services and/or Other Permissible Services.

B. Procedures and Policies

2.6 MIS will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the determination of Credit Ratings, or the approval of new or revised Credit Rating.

As more fully described and disclosed in its Annual Certification to Form NRSRO (which is available on MIS's public website), MIS has established policies to address and manage the following conflicts, among others:

a. MIS is paid by Issuers or underwriters to determine Credit Ratings with respect to securities, obligations or money market instruments they issue or underwrite;

b. MIS is paid by obligors to determine Credit Ratings of those obligors;

c. MIS is paid by investors to determine Credit Ratings with respect to securities, obligations or money market instruments;

d. in addition to Credit Ratings, MIS provides other services, including but not limited to Rating Assessment Services, to Issuers or obligors that may be subject to a Credit Rating by MIS. MIS is paid for these other services by the requesting Issuer or obligor; and

e. MIS may issue Credit Ratings covering, and/or requested by, entities that may have significant financial interest (i.e., 5% or more of outstanding shares) in MCO, MIS's parent company.

2.7 MIS's disclosures of known actual and potential conflicts of interest will be complete, timely, clear, concise, specific, and prominently displayed. Such disclosures will be made on MIS's public website(s).

2.8 MIS will disclose the general nature of its compensation arrangements with Rated Entities.

a. MIS does not provide consulting services. MIS does not receive from Rated Entities compensation unrelated to its Rating Services. If MIS were to receive from a Rated Entity compensation unrelated to its Rating Services, MIS would disclose the proportion such fees constitute against the fees MIS receives from the Rated Entity for Rating Services.

b. MIS will disclose if it receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber).

2.9 MIS will not engage in any securities (including derivatives) trading that presents actual or potential conflicts of interest with MIS's rating-related activities.

2.10 In instances where Rated Entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to MIS, the Rating Personnel who participate in the determination of Credit Ratings or approval of rating methodologies that apply to such Rated Entities or obligors will be separate from the Employees responsible for interacting with the officials of those Rated Entities or the obligor (e.g., government regulators) regarding supervisory matters.

C. Analyst And Employee Independence

2.11 Reporting lines for Employees and their compensation arrangements will be organized to eliminate or effectively manage actual and potential conflicts of interest.

a. Analysts will not be compensated or evaluated on the basis of the amount of revenue that MIS derives from Rated Entities:

  i. that the Analyst rates; or

  ii. with which the Analyst regularly interacts; or

  iii. over which the Analyst has approval or oversight responsibility.

 b. MIS will conduct formal and periodic reviews of compensation policies and practices for its Employees who participate in, or who might otherwise have an effect on, the Credit Rating process to determine that these policies and practices do not compromise the objectivity of the Credit Rating process or Employees.

2.12 MIS has implemented a separation of its rating and commercial activities. Rating Personnel will not participate in Fee Discussions. or sales and marketing activities, or be influenced by sales and marketing considerations. Employees in the MIS Commercial Group will not participate in the determination or monitoring of Credit Ratings or in the development or approval of models or methodologies used in providing Rating Services.

2.13 As described in more detail in various policies, Employees will not approve, participate in or otherwise influence the determination of the Credit Rating of any particular Issuer, Rated Entity or obligation if the Employee:

 a. owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

 b. has a Family Member who owns Securities (including derivatives of Securities) issued, guaranteed or otherwise supported by the Rated Entity, its affiliates or any of the identified third parties;

 c. has had a recent employment or other significant business relationship with the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

 d. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

 e. has, or had, any other relationship with the Rated Entity, its affiliates or any of the identified third parties, or any related entity thereof that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

 f. has, or had initiated, or participated in Fee Discussions with the Rated Entity, its affiliates or any of the identified third parties, (excluding accidental receipt of fee information with participation from the MIS Employee and clearance in accordance with the Procedure for Fee Discussion); or

 g. has received gifts or entertainment or cash from the Rated Entity, its affiliates or any of the identified third parties, that either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems unacceptable in accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment.

2.14 In accordance with the Securities Trading Policy, Employees who are involved in the rating process and their Family Members are prohibited from buying, selling or engaging in any transaction in any Security (including a derivative of any Security) issued, guaranteed, or otherwise supported by any Issuer or entity within such Employee's Restricted List(s).

2.15 In accordance with the Policy for Solicitation or Acceptance of Money, Gifts, Favors or Entertainment, MIS maintains prohibitions on soliciting or accepting money, gifts, favors, services or entertainment from any Rated Entity or any sponsor of any Rated Entity or its Agents. All Rating Personnel are required to obey these prohibitions. In addition, all MIS Employees must comply with the gift provisions in the MCO Code.

2.16 Any Analyst or Manager who becomes involved in any personal relationship that may create an actual or potential conflict of interest (including, for example, any personal relationship with an employee of a Rated Entity or Agent of such entity within his or her area of analytic responsibility), will be required, subject to applicable law, to disclose such relationship to his or her Manager or a member of the Compliance Department. Based on the assessment of this information, MIS will take appropriate steps to mitigate an actual or potential conflict.

2.17 Where an Analyst or any other MIS Employee who participates in determining or monitoring Credit Ratings leaves the employ of MIS and becomes an employee of a Rated Entity, underwriter, or sponsor of obligations the Analyst or other Employee was involved in rating or of a financial firm with which he or she had dealings as part of his or her duties at MIS, MIS will conduct a look-back review of such Analyst's or Employee's work in accordance with applicable laws and regulations. Where required by laws and regulations, MIS will report to the regulatory authorities those instances where MIS becomes aware within the time period specified by the relevant regulatory authority, that a former MIS Employee has obtained employment with such an entity after his or her employment with MIS.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.1 MIS will disclose as soon as practicable its public Credit Rating Actions regarding the Issuers, debt and debt-like obligations it rates.

3.2 MIS will make its public Credit Ratings and public Credit Rating Announcements available to the public on a non-selective basis without cost, and provide transparency on how the relevant entity or obligation is rated. Such public Credit Ratings and public Credit Rating Announcements will be posted on Moody's public website(s).

   a. MIS may also publish on its public website(s) a Credit Rating Action related to a public Credit Rating that is not accompanied by a Credit Rating Announcement.

3.3 MIS will encourage structured finance Issuers and originators of structured finance products to publicly disclose all relevant information regarding these products.

3.4 Upon the request of a Rated Entity and at MIS's sole discretion, MIS may agree to keep a Credit Rating confidential. However, if an Issuer or obligation— including a tranche of a structured finance security — already carries a public Credit Rating from MIS, all subsequent decisions to change or discontinue such Credit Rating will be made available to the public on a non-selective basis without cost.

3.5 MIS will publicly disclose its policies for distributing and withdrawing Credit Ratings and will keep such policies current.

3.6 For each Credit Rating Action, MIS will disclose in the Credit Rating Announcement and/or Disclosure Form certain information consistent with the law in the jurisdiction in which an MIS credit rating affiliate issuing a rating operates, including but not limited to:

   a. a reference to the date of the last associated Credit Rating Announcement, if any (sometimes via referral to an alternative source);
   b. a summary of the key elements of the rationale underlying the Credit Rating;
   c. a summary of the key rating assumptions/factors and sensitivity analysis of the relevant key rating assumptions/factors;
   d. language to indicate which substantially material sources of information were used to prepare the Credit Rating;
   e. a description of the attributes and limitations of the Credit Rating so as to indicate whether MIS considers satisfactory the quality of information available on the Rated Entity and/or debt; and
   f. a reference to the principal methodology (ies) and model(s) used to determine the Credit Rating. MIS will explain if a Credit Rating is based on more than one principal methodology and if a review of only one methodology might cause financial market professionals to overlook other important aspects of the Credit Rating. In the Credit Rating Announcement, MIS will indicate where methodologies and other important aspects factored into Credit Ratings can be found. The Credit Rating Announcement may refer to published documents on MIS's public website(s) where applicable.

3.7 MIS will publicly disclose sufficient information about its rating committee process, procedures, methodologies, and any assumptions about the published financial statements that deviate materially from information contained in the Issuer's

published financial statements so that investors and other users of Credit Ratings can understand how a Credit Rating was determined. The rating symbols and rating scales used by MIS are publicly disclosed in its Rating Symbols and Definitions handbook available on MIS's public website(s).

   a. MIS will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating so that a financial market professional can understand the basis for the Credit Rating. Where practical, MIS will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MIS's underlying Credit Rating assumptions.

   b. MIS will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MIS's Credit Rating Announcements and research reports (e.g., "Aa3(sf)") when referring to a specific Credit Rating.

   c. MIS will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS verifies the information provided to it by the Issuer or originator of a rated security. This information should assist investors and other users of Credit Ratings in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

3.8   Where required by applicable law or regulation or otherwise feasible and appropriate, prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity of the critical information and principal considerations upon which the Credit Rating is based and afford the Rated Entity an opportunity to submit additional factual information not previously available to MIS or to clarify any likely factual misperceptions or other matters it considers relevant in order to produce a well- informed Credit Rating. MIS will duly evaluate the Rated Entity's response. Where in particular circumstances MIS has not informed the Rated Entity prior to issuing or revising a Credit Rating, MIS will inform the Rated Entity as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.9   Where not precluded by specific circumstances, MIS will allow the Issuer a brief period of time, which may vary depending on the circumstances and jurisdictional requirements, to notify MIS of the Issuer's desire to appeal the Credit Rating decision. Appeals may be granted where MIS is provided new or additional information that was not available to or considered by the rating committee.

3.10 In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial professionals in drawing performance comparisons between credit rating agencies. Upon request, MIS will provide Credit Ratings data to regulatory authorities to allow those authorities to conduct their own evaluation of Credit Ratings performance.

3.11 In order to promote transparency regarding the nature of MIS's interactions with Rated Entities, and in accordance with the MIS Policy for Designating Non-Participating Rated Entities, MIS will publicly designate and disclose the names of Rated Entities that decline to participate in the rating process.

3.12 As a publisher of opinions about credit, MIS reserves the right at any time to initiate and issue Unsolicited Credit Ratings[5] if MIS believes: (i) the MIS initiated Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS's

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[5] Unsolicited Credit Ratings are not permitted in Argentina, and Mexico as a signed rating services contract must be in place in order to initiate a rating relationship

policies and procedures on designating Unsolicited Credit Ratings, when a Unsolicited Credit Rating is initiated by MIS, MIS will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS's policies on Unsolicited Credit Ratings can be accessed on MIS's public website. This provision only applies to those Unsolicited Credit Ratings initiated by MIS.

3.13 MIS will publicly disclose via press release and posting on MIS's public website(s) any material modifications to its rating methodologies and related significant practices, procedures, and processes. Where feasible and appropriate or otherwise required by local law, disclosure of such material modifications will be made subject to a "request for comment" from market participants prior to their implementation. MIS will carefully consider the various uses of Credit Ratings before modifying its rating methodologies, practices, procedures, and processes.

3.14 As a publisher of credit research related to its Credit Ratings, MIS will seek to provide clear, accurate, transparent, and high quality research about Rated Entities and Issuers. Research sales will be separated from the research and rating process in ways that help protect the latter activities from improper conflicts of interest. As provided elsewhere in this section, Issuer Confidential Information and Non-Public Information about MIS's future Credit Rating Actions may not be selectively disclosed to research subscribers or others.

B. Treatment of Issuer Confidential Information and Non-Public Information

3.15 MIS will:

3.15.1 Establish, maintain and enforce policies and controls to:

a.   Preserve the confidentiality of Issuer Confidential Information;
b.   Prevent disclosure of Non-Public Information related to Credit Ratings, including pending Credit Rating Actions; and
c.   Prevent violations of applicable laws and regulations governing the treatment and use of Issuer Confidential Information and/or material Non-Public Information.

3.15.2 Refrain from publicly disclosing Issuer Confidential Information in Credit Rating Announcements, or through research, conferences, or conversations with investors, other issuers, or any other persons unless MIS has received permission from the Issuer, its affiliates or its Agents.

3.15.3 Notwithstanding the foregoing, MIS shall not be restricted from:

a.   publishing any Credit Rating or other opinion regarding a particular security or transaction which incorporates Issuer Confidential Information as long as: (i) the Issuer Confidential Information is not specifically disclosed and (ii) the disclosure is made publicly so that the opinion is available to investors generally;
b.   using third party contractors or Agents bound by appropriate confidentiality obligations to assist in any aspect of the ratings process or related business activities;
c.   disclosing information as required by any applicable law, rule, or regulation, or at the request of any governmental agency or authority; or
d.   disclosing information to third parties with an independent legal right to receive it.

3.16 MIS and its Employees will use Issuer Confidential Information only as follows: (i) for purposes related to its Rating Services; (ii) in a manner consistent with the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS will maintain and enforce policies and controls to this effect.

3.17 MIS will maintain and enforce policies and controls that require its Employees to take all reasonable measures to protect all property and records belonging to or in possession of MIS from fraud, theft, and misuse.

3.18 In accordance with the MCO Code and the Securities Trading Policy, Employees and their Family Members will be prohibited from engaging in transactions in Securities (including derivatives) when the Employee possesses Non-Public Information

related to the Issuer of such Securities, or information relating to pending Credit Rating Actions affecting either the Securities or the Issuer of such Securities.

3.19 Employees will familiarize themselves with the Securities Trading Policy, and periodically certify their compliance as required by such policy.

3.20 Employees will not disclose Non-Public Information regarding pending Credit Ratings, except to the relevant Issuer or its Agents, or as required by applicable law or regulation.

3.21 MIS Employees will not share Issuer Confidential Information or Non-Public Information within MIS except as necessary in connection with its business. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities except to the extent: (i) such employees are acting as Agents or contractors of MIS with respect to Rating Services, and require such information in order to carry out those duties; (ii) such use is permitted by the MIS-MA Separation Policy; and/or (iii) with the agreement or consent of the Issuer or its Agents. MIS Employees will not share Issuer Confidential Information with employees of any affiliated entities that are not bound by appropriate confidentiality obligations.

3.22 Employees will not use or share Issuer Confidential Information for any purpose except as otherwise provided in this Code.

3.23 Except as required under any applicable law, rule, regulation, or at the proper request of any governmental agency or authority, Non-Public Information relating to a Credit Rating, including MIS's internal deliberations and the identities of persons who participated in a rating committee, will be kept strictly confidential and will not be disclosed to persons outside of MIS except on a "need- to-know" basis and where such persons are bound by appropriate confidentiality provisions.

C. Referring Tips To Law Enforcement Or Regulatory Authorities

3.24 MIS may be required to refer to appropriate law enforcement or regulatory authorities any information that MIS has received from a third party and finds credible that alleges that an Issuer of securities rated by MIS has committed or is committing a violation of law that has not been adjudicated by the relevant court. MIS is not required to verify the accuracy of the information alleging the material violation of law.

4. Governance, Risk Management and Training

4.1 Business management is responsible for the implementation and the enforcement of the MIS Code. The MIS Board oversees these responsibilities.

4.2 MCO has established an Enterprise Risk Management Group charged with identifying principal risks across MCO, including within MIS's businesses.

4.3 MIS will adopt and maintain an appropriate continuing education program for Analysts and will establish, maintain and enforce appropriate policies and controls to verify that Analysts undergo required training. Within this continuing education program, Analysts will receive training on content updates as they emerge and will be required to demonstrate their understanding of this content via periodic testing. MIS will designate one or more appropriate Employees to implement and oversee the continuing education program, The Compliance Department will be responsible for periodic training in connection with the MCO Code and the MIS Code, as well as other relevant Compliance policies, including those relating to securities trading and protection of confidential information and/or Non-Public Information. The Compliance Department also will establish controls to verify completion of such training.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of this Code are derived primarily from the IOSCO Principles and the IOSCO Code. However, MIS has made certain modifications to more closely align this Code with MIS's business model and practices, as well as the laws adopted by various regulators globally. Such modifications will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any material deviations that may exist between the MIS Code and the IOSCO Code.

5.2 With respect to the subjective standards that are incorporated in this Code, MIS will use its good faith efforts in implementing such standards.

5.3 MIS will publish in a prominent position on its public website(s) links to (1) the MIS Code; (2) a general description of the methodologies MIS uses in assigning Credit Ratings; (3) information about MIS's historic Credit Rating(s) performance; and (4) any other such disclosures required under this Code.

5.4 The Compliance Department will be responsible for assessing adherence to the various procedural provisions of this Code. The reporting line of the Compliance Department will be independent of MIS's Credit Rating activities. Neither MIS's DCOs, nor any other Employee within the Compliance Department, may: (1) perform Credit Ratings; (2) participate in the development of ratings methodologies or models; (3) perform sales and marketing functions; or (4) participate in establishing compensation levels, other than for Compliance Department employees. In addition, all Employees in the Compliance Department will be required to certify to the MIS Code and its requirements upon commencement of their employment by MIS and annually thereafter. The DCOs are responsible for implementation and enforcement of these requirements within the Compliance Department. An Employee who becomes aware of a breach of this Code will be required to report such breach to the Compliance Department.

5.4.1 Compensation of the DCOs will not be linked to MIS's financial performance and will be arranged so as to promote and not impair the independence of the DCOs and the Compliance Department.

5.4.2 On an annual basis the Compliance Department will review MIS's compliance during the prior calendar year with MIS's policies and procedures that relate to ratings-related activities, including any material changes to the MIS Code, the MCO Code and MIS's conflict of interest policies, and prepare a confidential, annual compliance report. Where required by law such annual compliance report also will address MIS's compliance with relevant securities laws.

5.5 The MIS Board of Directors oversees MIS's policies and procedures that relate to ratings-related activities and conflicts of interest, its internal control systems for such policies and procedures, and its compensation and promotion policies and practices,

5.6 MIS will establish, maintain and enforce policies and controls for receiving, reviewing, retaining, and handling complaints, including those that are provided on a confidential basis, as set forth in the Policy for the Receipt, Review and Retention of External Complaints. The Compliance Department will conduct a review of all relevant complaints in accordance with its policies and procedures and will make a determination whether any further escalation is necessary.

Appendices

MIS Employees are required to adhere to the Global MIS Code and those country specific requirements set forth in the following appendices, as appropriate. The information contained in each appendix is applicable only to the specified country in the relevant appendix.

In some cases the provisions listed in these appendices supersede those in the MIS Code while in other cases they augment what is in the MIS Code. As a result, Employees may need to cross reference the MIS Code in order to apply the country-specific provisions contained in these appendices.

All references to MIS in the MIS Code are references to all MIS entities except where otherwise noted. Situations where local laws or regulations take precedence over the provisions of the Code are noted in the applicable appendix to this document, In the event of a conflict between the Code and the relevant appendix, the latter shall prevail.

Appendix A – MIS Canada

Moody's Canada Inc. ("MIS Canada") is a Designated Rating Organization ("DRO") under National Instrument 25-101 ("NI 25-101"). The MIS Code along with this "Appendix A -- MIS Canada" ("Appendix A") have been adopted to satisfy the requirements of NI 25-101 for MIS Canada and govern the conduct of MIS Canada and all MIS Canada Employees in performing Credit Rating activities.

The provisions of the MIS Code and this Appendix A describing MIS Canada's conduct, including without limitation conduct to assure specified outcomes, should be interpreted as expressing MIS Canada's intention to establish, maintain and enforce policies and controls reasonably designed to achieve the objectives set out in the relevant provision.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.7

a. MIS will require the applicable function within CSS to comply with provisions 1.7.1 through 1.7.3 and to report regularly to the MIS Board of Directors regarding the reviews or assessments referred to in provisions 1.7.1 through 1.7.3.

1.8 MIS Canada will organize its rating committees to assure continuity and regularity and avoid, or manage effectively, conflicts of interest in the performance of credit rating activities.

B. Monitoring and Updating

1.9

a. If there is a major change in a Credit Rating methodology, model or key rating assumption, MIS Canada will identify the Credit Ratings likely to be affected by the change and, at the same time as or as soon as possible after announcing the change, disclose a description of Credit Ratings likely to be affected. MIS Canada will place the Credit Ratings likely to be affected by the change on review, complete such review within six months of the announcement of the change in methodology, model or key rating assumption and update on a timely basis the Credit Rating, as appropriate, based on the results of such review.

D. Governance and Internal Controls

1.20 The MIS Board of Directors will be responsible for the functions that a board of directors of a designated rating organization is required to perform pursuant to applicable laws and regulations in Canada. The MIS Board of Directors will monitor the following:

a. the development of credit rating policy and methodologies used by MIS Canada in its Credit Rating activities;
b. the effectiveness of MIS Canada's internal control system in relation to Credit Rating activities;
c. the effectiveness of measures and procedures reasonably designed to assure that any conflicts of interest are identified and either eliminated or managed and disclosed, as appropriate; and
d. MIS Canada's compliance and governance processes, including the performance of MRG.

1.21 MIS Canada will not issue a Credit Rating unless a majority of the MIS Board of Directors, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee MIS Canada's business activities. At least one independent member and one other board member of the MIS Board of Directors will have what a reasonable person would consider to be in-depth knowledge and experience at a senior level regarding the markets in structured finance instruments.

1.22 MIS Canada will not issue a Credit Rating if a member of the MIS Board of Directors participated in any determination involving a specific Credit Rating in which the member has a financial interest in the outcome of the Credit Rating.

1.23 MIS will not compensate an independent member of the MIS Board of Directors in a manner or in an amount that would cause a reasonable person to conclude that the compensation is linked to the business performance of MIS Canada or its affiliates. MIS will only compensate directors in a manner that preserves the directors' independence.

1.24 MIS Canada will design reasonable administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems. MIS Canada will implement

and maintain decision-making procedures and organizational structures that clearly and in a documented manner specify reporting lines and allocate functions and responsibilities.

1.25 MIS Canada will monitor and evaluate the adequacy and effectiveness of its administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control and safeguard arrangements for its information processing systems and take any measures that it determines may be necessary to address any deficiencies it identifies.

1.26 MIS Canada will not outsource activities to entities outside of MCO and its related entities if MIS Canada reasonably believes that doing so would impair materially the effectiveness of its internal controls or the ability of the securities regulatory authorities with jurisdiction over MIS Canada to conduct compliance reviews of MIS Canada's compliance with securities legislation or the MIS Code. MIS Canada will not outsource the functions or duties of the DCO to an entity outside of MCO and its related entities.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.4

    a.   MIS Canada will not rate an Issuer that is linked to MIS Canada by control.

2.5

    a.   MIS Canada will disclose on MIS's public website(s) whether it has provided any Ancillary Services or Other Permissible Services (other than confidential assessment services) to a Rated Entity within two years preceding the Credit Rating Action relating to that Rated Entity.

B. Procedures and Policies

2.8

    a.   If MIS receives 10 percent or more of its annual net billings from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber), MIS Canada will disclose this fact and the identity of the particular Issuer, originator, arranger or subscriber.

C. Analyst and Employee Independence

2.18 MIS Canada will prohibit an Analyst from participating in determining a Credit Rating for a particular Rated Entity or obligation where the Analyst is an officer or director of that Rated Entity or in the case of structured finance instruments, a Related Third Party of the Rated Entity. MIS Canada will disclose in a timely manner if a Credit Rating may have been affected by such a conflict.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.7

    a.   MIS Canada will disclose on an ongoing basis information concerning all structured finance instruments submitted to it for its initial review.

    b.   MIS Canada will state the level of assessment it has performed concerning the due diligence processes carried out at the level of the underlying financial instruments or other assets of the structured finance instrument. MIS Canada also will disclose whether it has undertaken any assessment of such due diligence processes or whether it has relied on a third-party assessment and how the outcome of such assessment impacts the Credit Rating.

c. MIS Canada will disclose in its Credit Rating Announcements whether the Credit Rating has been disclosed to the Issuer or its designated agent(s) and amended following that disclosure before being issued.

3.12 MIS Canada reserves the right at any time to initiate and issue Credit Ratings not requested by the Rated Entity if MIS Canada believes: (i) the Unsolicited Credit Rating would provide an informational benefit to market participants; or (ii) the amount of the total debt or debt-like obligations issued is significant; or (iii) the type of security or Rated Entity is new to the market; or (iv) the Credit Rating is analytically relevant for other analysis that MIS Canada provides to the market; and (v) it has sufficient information to support adequate analysis and, if applicable, ongoing monitoring. In accordance with MIS Canada's policies and procedures on designating Unsolicited Credit Ratings, when MIS Canada initiates and issues a Credit Rating, MIS or MIS Canada will not seek or accept remuneration for the relevant Credit Rating from the Issuer or its Agents for at least one year after the publication of such Credit Rating. MIS Canada's policies on Unsolicited Credit Ratings can be accessed on MIS's public website.

5. Enforcement and Disclosure of the MIS Canada Code and Communication with Market Participants

5.7 MIS Canada will not waive any provisions of the MIS Code and Appendix A, unless the Compliance Department grants a written waiver in particular circumstances. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to an individual, the individual must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the individual's Manager and the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the relevant individual to request the waiver on a timely basis, then the individual's Manager may request the waiver. If the provision or provisions in the MIS Code and this Appendix A for which a waiver is sought apply to MIS Canada, then an officer of MIS Canada must request the waiver in writing, including the relevant facts supporting the request, and obtain approval from the DCO for Canada. If the request for a waiver is urgent and it is not feasible for the DCO for Canada to grant the waiver on a timely basis, then the DCO for Canada's Manager, the DCO for Europe, the Middle East and Africa, the DCO for Asia-Pacific, or MCO's general counsel may grant the waiver.

Appendix B – MIS Hong Kong

Moody's Investors Service Hong Kong Limited ("MISHK") is licensed with Hong Kong's Securities and Futures Commission (the "SFC"), under the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) to provide Credit Rating Services. The Code along with this "Appendix B -- MIS Hong Kong" ("Appendix B") have been adopted to satisfy paragraph 68 of the SFC's Code of Conduct for Persons Providing Credit Rating. The MIS Code and Appendix B govern the conduct of MISHK, its Directors, all MISHK Employees, and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MISHK.

I. Defined Terms

Defined terms used in this Appendix B shall have the meaning ascribed to them in the MIS Code unless otherwise defined or the context requires otherwise.

For the purposes of this Appendix B, the terms below are defined as follows:

1. **Contingent Fees** are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MISHK. A fee is not regarded as being contingent if established by a court or other public authority.

2. A **Director** is any individual who is appointed to MISHK's board of directors.

3. **Licensed Representative** is an individual who is granted a license under section 120(1) or section 121(1) of the SFO to Provide Credit Rating Services for MISHK to which he/she accredited.

4. **Responsible Officer ("RO")** refers to a Licensed Representative approved as a responsible officer under section 126 of the SFO to supervise MISHK's Provision of Credit Rating Services.

5. **Licensed Persons** means Licensed Representatives and RO.

6. **Providing Credit Rating Services** means:

   a. preparing Credit Ratings for dissemination to the public, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so disseminated; or

   b. preparing Credit Ratings for distribution by subscription, whether in Hong Kong or elsewhere, or with a reasonable expectation that they will be so distributed but does not include:

      i. preparing, pursuant to a request made by a person, a Credit Rating which is exclusively prepared for, and provided to, the person and that is neither intended for dissemination to the public or distribution by subscription, whether in Hong Kong or elsewhere, nor reasonably expected to be so disseminated or distributed; or

      ii. gathering, collating, disseminating or distributing information concerning the indebtedness or credit history of any person.

7. **The SFC CRA Code** refers to Hong Kong's Securities and Futures Commission's Code of Conduct for Persons Providing Credit Rating Services.

8. **The SFO** refers to the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) which governs Providing Credit Rating Services.

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality of the Rating Process

1.4.1 MISHK will document reporting lines and allocate functions and responsibilities.

1.7 MISHK will invest resources sufficient to carry out high-quality credit assessments of Issuers or obligations. When deciding whether to rate or continue rating an obligation or Issuer, MISHK will assess whether it is able to devote sufficient personnel with appropriate skills to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order to make such an assessment. In its Credit Rating Announcements for Credit Ratings that present limited historical data, MIS will make such limitation clear in a prominent place. MISHK adopts reasonable measures designed to assure that it has the appropriate knowledge and expertise, and that the information it uses in determining Credit Ratings is of sufficient quality and obtained from reliable sources to support a high-quality Credit Rating. MISHK will refrain from assigning a Credit Rating, and will ensure that any existing Credit Rating is withdrawn, if MISHK does not have sufficient quality information to support a credible Credit Rating. In cases involving new types of financial products, MISHK will refrain from providing a Credit Rating unless it believes that it has sufficient information and the appropriate analytical skills to do so. MISHK will require the applicable function within CSS review the feasibility of providing a Credit Rating for a type of structure that is materially different from the structures MISHK currently rates;

1.7.1 at least once every twelve months,
(a) MRG will review the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) and significant changes to the methodologies (including the credit rating models, credit rating scorecards and key ratings assumptions contained within the methodologies) MISHK uses; and
(b) a function(s) within MIS that is independent of the business lines should review the adequacy and effectiveness of its systems and internal control mechanisms. The findings of any such review will be comprehensively recorded in a written report, a copy of which should be provided to the SFC forthwith upon its completion. MISHK will take appropriate measures to address any deficiencies identified during the course of any such review.

1.7.2 MRG will assess whether existing methodologies and models for determining Credit Ratings of structured finance products are appropriate when MISHK determines that the risk characteristics of the assets underlying a structured finance product change materially. MISHK will refrain from issuing a Credit Rating in cases where the complexity or structure of a new type of structured finance product or the lack of robust data about the assets underlying the structured finance product raise serious questions as to whether MISHK can determine a credible Credit Rating.

1.8

a. Where practicable, in view of MISHK's staffing resources, Licensed Representatives who are involved in the Credit Rating process may be subject to an appropriate rotation mechanism which will provide for gradual change in rating teams after appropriate assessment is made by MISHK.

B. Monitoring and Updating

1.9.1 MISHK will apply changes in relevant methodologies, models or key rating assumptions both to current and newly assigned Credit Ratings. MISHK will review affected Credit Ratings as soon as possible and not later than six months after the change, and will in the meantime place those Credit Ratings under review.

a. Where a Credit Rating is made available to the public, MISHK will in a timely manner publicly announce (or assure that its affiliate publicly announces) if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions). Such public announcement will include full reasons for such withdrawal, indicate the date the Credit Rating was last updated, and note that the Credit Rating will no longer being updated.

C. Integrity of the Rating Process

a. All MISHK Employees and Licensed Persons are obligated to report issues covered by this Code and Appendix B promptly to the MISHK Compliance Officer or RO who will take appropriate action.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.5

a. MISHK will not carry on any business which can reasonably be considered to give rise to any conflict of interest in relation to its business of Providing Credit Rating Services. MISHK will have in place procedures and mechanisms designed to minimize the likelihood of conflicts of interest arising, and to identify any conflict of interest should it arise, in relation to the conduct by it of any Ancillary Services and Other Permissible Services. MISHK will consider why Ancillary Services and Other Permissible Services cannot reasonably be considered to have the potential to give rise to any conflict of interest with MISHK's Credit Rating business.

b. MISHK will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

B. Procedures and Policies

2.8 MISHK will disclose the general nature of its compensation arrangements with Rated Entities.

a. MISHK does not provide consulting services. MISHK does not receive from Rated Entities compensation unrelated to its Credit Rating Services. If MISHK or MIS were to receive from a Rated Entity compensation unrelated to its Credit Rating Services, MISHK would disclose the proportion such fees constitute against the total fees MISHK or MIS receives from the Rated Entity for Credit Rating Services.

b. MISHK will disclose if it receives 5 percent or more of its annual net billings, or in combination with MIS receives 5 percent or more of their combined annual net billings, from a single Issuer, originator, arranger or subscriber (including any affiliates of the Issuer, originator, arranger, or subscriber). MISHK will disclose the parties from which such annual net billings is received.

C. Analysts And Employees Independence

2.13.1 MISHK also will establish, maintain and enforce policies and controls to identify and eliminate, or manage and disclose, as appropriate, other actual or potential conflicts of interest that may influence the judgment and analyses of Employees who are involved in Credit Rating decisions.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

    a.   MISHK will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MISHK that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MISHK whether such public disclosure had been made.

3.4

    a.   MISHK may provide private ratings in accordance with its policy.

3.6

    a.   a clear prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

    b.   an indication if the debt security or preferred share is being newly issued, and whether MISHK is providing a Credit Rating on the debt security or preferred share for the first time;

    c.   the extent to which MISHK has examined the quality of information used in the rating process and whether it is satisfied with the quality of information on which it bases its Rating on; and

    d.   all material sources, including the Rated Entity and, where appropriate, a related party of the Rated Entity, which were used to prepare the Credit Rating. An indication should also be given as to whether the Credit Rating has been disclosed to the Rated Entity or to its related party and, following such disclosure, whether the Credit Rating has been amended before being issued.

3.7   MISHK will publicly disclose sufficient and easily comprehensible information about its rating committee process, procedures, methodologies, and any assumptions (including financial statements that deviate materially from information contained in the Issuer's published financial statements) so that investors and other users of Credit Ratings can understand how a Credit Rating assessment was made. This information will include (but will not be limited to) the meaning of each rating category, the definition of default or recovery, and the time horizon MISHK used when making a rating decision. The rating symbols and rating scales used by MISHK are publicly disclosed in MIS's Rating Symbols and Definitions handbook available on MIS's public website(s).

    a.   MISHK will publish sufficient information about its loss expectations and cash flow analysis relating to a structured finance Credit Rating and an indication of any expected change in the Credit Rating so that a financial market professional can understand the basis for the Credit Rating. To the extent practical, MISHK will disclose the degree to which it analyzes how sensitive a structured finance Credit Rating is to changes in MISHK's underlying Credit Rating assumptions.

    b.   MISHK will insert "(sf)" into all of its new and existing Credit Ratings of structured finance instruments. The insertion of "(sf)" will appear following the Credit Rating in all of MISHK's Credit Rating Announcements and research reports -- e.g., "Aa3(sf)" when referring to a specific Credit Rating.

    c.   MISHK will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MISHK verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is. MIS is subject to regulations in various markets globally and such regulations

do not state or imply that the regulatory authorities endorse MIS Credit Ratings nor may MIS use its registration status to advertise the quality of its Credit Ratings.

d. MISHK will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MISHK to provide a final rating.

e. MISHK will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

f. MISHK will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a. In addition, MISHK should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MISHK will explain this.

3.12

a. Where MISHK publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MISHK was provided access to accounts or other internal documents of the Issuer or its related party.

3.13

a. When methodologies, models or key rating assumptions used in preparing any of its Credit Ratings are changed, MISHK will immediately disclose the likely scope of Credit Ratings to be affected by using the same means of communication as was used for the distribution of the affected Credit Ratings.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.1 The provisions of the MIS Code and this Appendix B are derived primarily from the SFC CRA Code, the IOSCO Principles and the IOSCO Code. However, MISHK has made certain modifications to more closely align the MIS Code and this Appendix B with its business model and practices, as well as the laws adopted by various regulators globally. Such modifications to the MIS Code will be specifically identified and explained in a report outlining compliance with the MIS Code and explaining any deviations that may exist between the MIS Code and the IOSCO Code. MISHK will provide the SFC with a description of how the MIS Code and this Appendix B will be implemented and enforced.

5.3

a. MISHK will also disclose on a timely basis any changes to this Code.

5.4

a. The Compliance Department also will be responsible for assessing adherence to any law, rules, regulations, codes or other requirements which apply to MISHK and are issued, administered, or enforced by the SFC or any other regulatory authority or agency.

5.7 MISHK will maintain functions (either within MISHK or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MISHK will publish certain information about itself including the following:

b.   internal control mechanisms adopted to assure the quality of Credit Rating activities;

c.   its record-keeping policy; and

d.   its management and representative rotation policy.

Appendix C - Moody's de Mexico

Moody's de México S.A. de C.V., Institucion Calificadora de Valores ("MDM") is a credit rating agency authorized to engage in credit rating activities by the National Banking and Securities Commission ("CNBV") pursuant to Oficio No. DGSM 037/00. The Code along with this "Appendix C – Moody's de Mexico" ("Appendix C") govern the conduct of MDM and all MDM Employees in performing Credit Rating activities.

I. Defined Terms

For the purposes of this Appendix C, the terms below are defined as follows:

1. MDM refers to Moody's de México, S.A. de C.V., Institucion Calificadora de Valores.

2. MDM Board of Directors or MDM Board is the corporate body, whose members are appointed by the Shareholders Meeting. Currently the Board of Directors of MDM is integrated by 2 members, with their corresponding 2 Alternate Directors. The appointment of the Board members must be informed to the Comisión Nacional Bancaria y de Valores ("CNBV") which has 20 business days to reject such designation.

III. The Provisions

A. Quality of the Rating Process

1.2

a. Credit Rating methodologies, models and rating procedures will be approved by the MDM Board of Directors.

b. In the event that the credit quality analysis, opinion, evaluation and reporting methodologies and models are modified, said methodologies and models shall be used both for new and existing ratings. Within six months of any such change, MDM shall analyze whether or not the ratings assigned previously in accordance with prior methodologies and models require revision. MDM may refrain from reviewing, and if applicable, rate corresponding securities where it is concluded that the change in methodology and model does not affect the rating assigned previously. MDM must keep the analysis referred to in this paragraph on file for a period of 5 years for consultation by the CNBV.

1.6

a. MDM will provide the Rated Entity with the elements that explain the methodologies applicable to the Rated Entity or issuance before providing a Credit Rating.

1.7

MDM will refrain from issuing Credit Ratings when the complexity or structure of a new type of structured finance product or the lack of historical data about the underlying assets diminishes the credibility, in its opinion, of the rating that could be issued to that effect.

C. Integrity Of The Rating Process

1.20

MDM will respond to all legitimate questions or concerns that Rated Entities may have about their Credit Ratings, in order to preserve the integrity of the Credit Rating. For this reason, MDM will establish, maintain and enforce policies and controls relating to the receipt of questions or concerns and will refrain from taking or promising to take any Credit Rating Action, without evaluating the questions or concerns and any other supported elements provided by the Rated Entity. Under no circumstances may the mentioned mechanisms for receiving questions or concerns from Rated Entities be used by MDM to offer other services or renegotiate any existing contract or agreement.

2. Independence and Avoidance and/or Management of Conflicts of Interest

A. General

2.3

a. Under no circumstances may MDM consider the ratings issued by other credit rating agencies on the underlying asset backed securities, unless such rating meets the minimum requirements to be used in accordance with MDM's methodology.

2.4

a. Under no circumstances, will MDM condition the issuance of a Credit Rating or Credit Rating Action on the Rated Entity contracting any other product or service offered by MDM. This provision applies to all Credit Rating Services.

B. Procedures And Policies

2.8

    a.   The annual net billings from a single Issuer, originator, intermediary arranger or underwriter (including any affiliates or subsidiaries of the Issuer, originator, intermediary arranger or underwriter) may not exceed 10% of MDM's annual net billings.

C. Analyst And Employee Independence

2.18 MDM maintains and enforces policies and controls regarding the rotation of Analysts responsible for the preparation and, when applicable, the monitoring of Credit Ratings and the committees created for such purposes, as well as the gradual introduction of the successors of said Analysts and committees, with respect to the same Rated Entities, setting forth the maximum terms of permanence in each area of responsibility.

3. Responsibilities to the Investing Public and Issuers

A. Transparency And Timeliness Of Ratings Disclosure

3.2

    a.   MDM's public Credit Ratings and public Credit Rating Announcements will be posted on www.moodys.com.mx in a timely and precise manner.

    b.   Where, as a result of its Credit Rating being lowered, a Rated Entity has terminated its contract with MDM for the provision of services, no later than the business day following the date of termination, MDM will indicate that the Credit Rating is being withdrawn and is no longer being updated because the corresponding contract or agreement has been terminated.

.5

    a.   MDM will publicly disclose and will keep current its policies regarding the voting structure and process for the committees that, if applicable, determine and monitor Credit Ratings.

3.6.1   In addition to the disclosures described above, in its Credit Rating Announcements, MDM will disclose the following information: (a) the identity of Rated Entity, and if applicable, reference to the obligation; (b) the rating prior to the current rating action being taken; (c) the fact that the rating is only an opinion on the creditworthiness of the obligation or Rated Entity and is not an investment recommendation; (d) the meaning of ratings issued; and (e) the period used to obtain the financial information used to issue the Credit Rating.

3.7

    b.   MDM will make the following information available to the public free of charge, through its website (www.moodys.com.mx), in Spanish:

        1.   The policies for disclosing ratings, including their updates;

        2.   The definition of each of the ratings issued, as well as the definition of default;

        3.   The historical information on the default indexes for each rating category and the transition matrixes between the ratings given;

        4.   The methodologies used to evaluate the creditworthiness and any substantial modification in the same, as well as its material rating procedures and processes;

        5.   This Code and Appendix C, generally indicating the way in which it shall be complied with, and providing its modifications within the 2 business days following its approval;

6. The list of Credit Ratings that MDM has assigned to each Rated Entity, including the initial rating and, if applicable, any changes to the rating over time; and

7. An annual report, in accordance with the applicable regulations issued by the CNBV.

c. MDM will create a document for asset-backed securities that explains the differences that exist between the output of a quantitative model and the Credit Rating assigned to a security. The document to which this paragraph refers will be retained by MDM for a term of no less than 5 years and will be made available to the CNBV, in compliance with the current legal provisions.

d. In the event that MDM has received income from a Rated Entity for services other than Credit Rating Services, MDM must disclose the proportion of fees received in relation to those services as compared to those received in connection with the Credit Rating Services.

3.12 MDM may not issue nor maintain Unsolicited Credit Ratings.

D. MDM Board of Directors

3.25 In the event MDM has independent directors, it shall disclose through its website the number of said independent directors, and represent that said independent directors do not meet any of the criteria listed in sections I to V of article 26 of the Securities Exchange Law. In any case, payment to the independent directors shall not be subject to the profits obtained by MDM.

3.26 The MDM Board of Directors shall appoint a person or area responsible for communicating with the participants of the market, with the purpose of receiving questions, arguments or complaints that permit the board of directors to better design and make adjustments to the policies of MDM.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7 The MDM Compliance Department is the department that shall be designated by MDM's Board of Directors to be responsible for monitoring and evaluating the compliance of MDM, its Advisors, Management, Analysts and other Employees, with:

a. the applicable legislation on Credit Ratings;
b. the internal control policies and procedures described in the MIS Code and this Appendix C; and
c. the provisions issued by the CNBV, if applicable.

5.8 Notwithstanding the other attributes it has, MDM's Compliance Department shall receive the information disclosed to it by the MDM Board of Directors, Managers or other Employees, regarding the existence of behavior or activity that is unlawful, unethical or in breach of the guidelines set out in this Code, arising from a personal relationship or a potential conflict of interest that they may have with a Rated Entity or its Agents. The MDM Board of Directors, Managers or other Employees must disclose such issues at the time when the information is discovered. MDM's Compliance Department must take the measures established in the regulatory framework applicable within Mexico.

Appendix D - MIS Singapore

Moody's Investors Service Singapore Pte Ltd ("MIS Singapore") is licensed with the Monetary Authority of Singapore, ("MAS") under the Securities and Futures Act (Cap.289 of the laws of Singapore) for the provision of Credit Rating Services. The Code along with this "Appendix D -- MIS Singapore" ("Appendix D") have been adopted to satisfy paragraph 10.1 of the MAS's Code of Conduct for Credit Rating Agencies. The MIS Code and Appendix D govern the conduct of MIS Singapore, its Directors, Employee and all Licensed Persons in connection with Providing Credit Rating Services on behalf of MIS Singapore.

I. Defined Terms

For the purposes of this Appendix, the terms below are defined as follows

1. Contingent Fees are fees calculated on a predetermined basis relating to the outcome of a transaction or the result of the services performed by MIS Singapore. A fee is not regarded as being contingent if established by a court or other public authority.

2. A Director is any individual who is appointed to MIS Singapore's board of directors and approved by MAS.

3. A Licensed Person refers to any individual who has been notified and approved by the MAS as an "appointed representative" of MIS Singapore, as defined in section 2(1) of the SFA.

4. The MAS refers to the Monetary Authority of Singapore

5. The MAS CRA Code refers to the MAS's Code of Conduct for Credit Rating Agencies.

6. Providing Credit Rating Services means preparing, whether wholly or partly in Singapore, Credit Ratings in relation to activities in the securities and futures industry for:

    a. dissemination, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so disseminated; or

    b. distribution by subscription, whether in Singapore or elsewhere, or with a reasonable expectation that they will be so distributed, but does not include —

    i.   preparing a private credit rating pursuant to an individual order which is intended to be provided exclusively to the person who placed the order and not intended for public disclosure or distribution by subscription; or

    ii. preparing credit scores, credit scoring systems or similar assessments related to obligations arising from consumer, commercial or industrial relationships;

7. A Representative is an individual who is appointed and registered under section 99B of the SFA to carry on the Regulated Activity for MIS Singapore.

8. The SFA refers to the Securities and Futures Act (Cap.289 of the laws of Singapore).

III. The Provisions

1. Quality and Integrity of the Rating Process

A. Quality Of The Rating Process

1.4

    a. MIS Singapore will document reporting lines and allocate functions and responsibilities.

B. Monitoring And Updating

1.9

The review described in (c) above will take place as soon as possible and in any case not later than 6 months after the change and, before the review is carried out, MIS Singapore should place those Credit Ratings under observation

1.11

    a. Where a Credit Rating is made available to the public, MIS Singapore will in a timely manner publicly announce if the Credit Rating is withdrawn (except for routine debt maturities, calls, or redemptions), Such public announcement will indicate the date the Credit Rating was last updated and note that the Credit Rating will no longer being updated.

2. Independence and Avoidance and/or Management of Conflicts of Interest

D. General

2.5

    a. On a periodic basis, MIS Singapore will disclose on MIS's public website(s) any Ancillary Services and Other Permissible Services that it conducts.

    b. MIS Singapore will not enter into any Contingent Fee arrangement for Providing Credit Rating Services.

E. Procedures And Policies

2.8

    a. MIS Singapore will disclose if it receives 5 percent or more of its annual net billings from a single Rated Entity Issuer, originator, arranger or subscriber (including any affiliates of the Rated Entity, Issuer, originator, arranger, or subscriber).

F. Analyst And Employee Independence

2.13

    a. has an immediate relation (i.e., a spouse, partner, parent, child, or sibling, step-parent, adopted or step-child or step-sibling) who works for the Rated Entity, its affiliates or any of the identified third parties, in circumstances where this employment relationship either constitutes a conflict of interest or creates the impression of a conflict of interest that MIS deems to be unacceptable;

2.14

    a. MIS Singapore's Licensed Persons will comply with Regulation 4 and 4A (Register of Interests in Securities) of the Securities and Futures (Licensing and Conduct of Business) Regulations.

3. Responsibilities to the Investing Public and Issuers

A. Transparency and Timeliness of Ratings Disclosure

3.3

a. MIS Singapore will disclose in Credit Rating Announcements for structured finance Credit Ratings whether (1) the Issuer or originator has informed MIS Singapore that all relevant information regarding the underlying issue has been publicly disclosed, (2) such information has not been disclosed, or (3) the Issuer or originator has not informed MIS Singapore whether such public disclosure had been made.

3.4

a. MIS Singapore may provide private ratings in accordance with its policy.

3.6

a. a clear and prominent disclosure of the name and title of the lead Analyst and person primarily responsible for approving the Credit Rating;

b. an indication of when the Credit Rating was first distributed and when it was last updated; and

c. the extent to which MIS Singapore has examined the quality of information used in the Credit Rating process and whether it is satisfied with the quality of information on which it bases its Credit Rating.

3.7

a. MIS Singapore will clearly indicate the attributes and limitations of Credit Ratings, the risk of unduly relying on them to make investment or other financial decisions and generally the extent to which MIS Singapore verifies information provided to it by the Issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a Credit Rating is, and the limits to which Credit Ratings can be put to use vis-à-vis a particular type of financial product that MIS Singapore rates.

b. MIS Singapore will disclose, on a timely and ongoing basis, information concerning all structured finance products submitted to it for its initial review or for a preliminary rating. Such disclosure will be made irrespective of whether the Issuer of such a product engages MIS Singapore to provide a final rating.

c. MIS Singapore will disclose the level of assessment it has undertaken or whether it has relied on a third-party assessment concerning the due diligence process conducted in relation to the underlying finance products, or other assets, of structured finance products and indicate how such assessment influences the Credit Rating.

d. MIS Singapore will indicate whether the Credit Rating has been disclosed to the Issuer or to its related party and, following such disclosure, whether the Credit Rating was amended before being issued.

3.10

a. In order to promote transparency and to enable the market to best judge the aggregate performance of Credit Ratings on debt instruments, where possible, MIS Singapore will publish sufficient information about its historical default rates by rating category, the transitions between rating categories, and periodic performance metrics so that financial market professionals can understand the historical performance of securities assigned to different rating categories, as well as whether rating categories have changed and, if so, how. In addition, MIS Singapore should disclose whether the default rates of rating categories have changed over time. If the nature of a Credit Rating, or other circumstances, make an historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, MIS Singapore will explain this. Where feasible, this information will include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured and, where possible, standardized in such a way to assist financial market professionals in drawing performance comparisons between credit rating agencies.

3.12

    a. If MIS Singapore publishes an Unsolicited Credit Rating, the Credit Rating Announcement will disclose whether MIS Singapore was provided access to accounts or other relevant internal documents of the Issuer or its related party.

5. Enforcement and Disclosure of the MIS Code and Communication with Market Participants

5.7   MIS Singapore will maintain functions (either within MIS Singapore or MIS) that will communicate with market participants and the public regarding questions, concerns, and complaints that it has received.

5.8   On an annual basis, MIS Singapore will publish certain information about itself including:

    a. its legal structure;

    b. its ownership;

    c. financial information about its revenue;

    d. the internal control mechanisms adopted to assure the quality of Credit Rating activities;

    e. its record-keeping policy; and

    f. its management and representative rotation policy.

Appendix E – Moody's Latino America (Argentina, and Uruguay)

Moody's Latino America Agente de Calificacion de Riesgo, S. A. ("MLA") is a credit rating agency authorized to engage in credit rating activities in Argentina by the National Securities Commission ("CNV") pursuant to *Disposicion No 1919*; and in Uruguay by the Central Bank of Uruguay ("BCU") pursuant to *Comunicacion No 2001/100*. The Code along with this "Appendix E – Moody's Latino America" ("Appendix E") govern the conduct of MLA, its Directors, Employees and all Rating Personnel in performing Rating Services on behalf of MLA.

I.   Defined Terms

For the purposes of this Appendix E, the terms below are defined as follows:

1. MLA Consejo de Calificacion or MLA Consejo refers to MLA's rating committee who is responsible of issuing the Rating Reports and its decisions are binding for MLA. For purposes of the risk rating in Uruguay, MLA will use its own operating standards with respect to the function of its Consejo de Calificacion.
2. MLA Board of Directors or MLA Board is the corporate body, whose members are appointed by the Shareholders Meeting, and could be formed by one and up to seven Directors. The appointment of the Board members must be informed to the CNV.
3. Rating Report is issued by the MLA Consejo de Calificacion and it discloses the Credit Rating.

II. The Provisions

A. QUALITY OF THE RATING PROCESS

1.2

a. Credit Rating methodologies (referred to as rating procedures manuals) will be approved by the MLA Board of Directors.
b. All Credit Rating methodologies for Argentina and their amendments must be previously registered before the CNV and, once registered, must be submitted to the CNV and published in MLA's website (www.moodys.com.ar).

   i.   The methodologies must include the minimum content as established in the *Resolucion CNV 622/2013*.
   ii. The Credit Rating methodologies can only be used once registered before the CNV.
   iii. MLA must perform a permanent follow-up of the registered Credit Rating methodologies, and must review them at least once a year.
   iv. The revision of Credit Rating methodologies should be carried out by personnel independent of the rating activity, and the conclusions of the annual review should be submitted to the CNV.
   v.   Once an amendment to a Credit Rating methodology is registered, MLA must review the affected ratings as soon as possible and, at the most, within the 6 months following the Credit Rating methodology registration.

c. .

   i.   Credit Rating methodologies for Uruguay and their amendments must be previously registered before the BCU.

1.4

a. The MLA Consejo de Calificacion must be composed of at least 3 members, MLA may be able to raise said number if it considers it appropriate, which will be elected by MLA's Shareholders, at the proposal of the MLA Board; being able likewise to designate one or more members of the MLA Consejo as substitutes.

b. The position of the members of the MLA Consejo is personal and non-delegable; and they will last 2 years in their positions, being able to be re-elected, and they must meet the suitability requirements set by the *Resolucion CNV 622/2013*. The MLA Consejo shall be in charge of issuing the Rating Reports, it shall meet in ordinary sessions at least once a month and in extraordinary sessions when requested by one of the members of the MLA Consejo.

    i. In order to be appointed as a member of the MLA Consejo de Calificacion, the proposed individual should meet the requirements set by the CNV and evidence of said background requirements shall be submitted to the CNV.

    ii. The quorum for the meetings of the MLA Consejo will be of at least 3 of its members and its decisions will be adopted by simple majority of votes. Each meeting must be fully recorded in the minutes book of the MLA Consejo, which must have the formalities imposed by the *Resolucion CNV 622/2013* and will be signed. Once the MLA Consejo meeting is finalized, the meeting minutes for Argentina ratings must be submitted immediately to the CNV.

    iii. The minutes book of the MLA Consejo for Uruguay ratings must be numbered and kept in the legal domicile of MLA.

    iv. For Argentina ratings only, the CNV must be notified in writing of the holding of the MLA Consejo session with no less than 24 hours in advance, under penalty of nullity of everything there acted. When there are facts that make it necessary to immediately review the ratings, without there being the possibility of complying with the obligation to notify the CNV 24 hours in advance, such notification must be made as far in advance as possible.

    v. MLA Consejo may operate with members present or remote. If a member of the MLA Consejo is participating in the meeting remotely, this circumstance will be recorded in the meeting minutes. The quorum will be computed taking into account the present and remote members.

Responsibilities to the Investing Public and Issuers

TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

3.1

a. Immediately after the holding of each meeting of the MLA Consejo for a rating in Argentina, MLA must publish the rating and the Rating Report in the CNV's reporting system and on MLA's website.

b. When publishing a rating in Argentina, MLA will explain in its press releases the fundamental elements on which they are based, indicating the place where the Rating Report is available.

c. For ratings in Uruguay, MLA must notify them to the stock exchange in which the security trades, and must submit the Rating Report to the BCU in accordance to the CRA rules set by the BCU.

3.8

a. MLA will inform the Rated Entity only after the conclusion of the MLA Consejo de Calificacion.

Notes

BP55926



Code of Ethics

MOODY'S CORPORATION

**CODE OF ETHICS FOR CHIEF EXECUTIVE
AND SENIOR FINANCIAL OFFICERS**

February 24, 2004*

Moody's Corporation (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, which applies to the Company's Chief Executive Officer, Chief Financial Officer, and Controller (or persons performing similar functions) (collectively, "Senior Officers"), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must not only comply with applicable law; you also must engage in and promote honest and ethical conduct and abide by Moody's Code of Business Conduct and other Company policies and procedures that govern the conduct of our business. Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules and Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts of Interest

Your obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to the General Counsel and the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee"), and obtains the prior written approval of the full Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel. If, for any reason, the Senior Officer deems it inappropriate to report the suspected violation to the General Counsel, the Senior Officer may make his or her report to any member of the Audit Committee. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of the Code of Ethics, you must make full disclosure of your particular circumstances to the

General Counsel and the Chairman of the Audit Committee, and obtain the written approval of the full Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder, or any other person or entity.

* The effective date of this document has been added as of November 23, 2010.

MOODY'S

Anti-Bribery and Anti-Corruption Policy

Issued by:	Moody's Legal Department
Applicable to:	All Moody's Employees
Effective Date:	December 5, 2016

POLICY

It is the policy of Moody's (as defined below) to comply with all applicable anti-bribery and anti-corruption laws, including but not limited to the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act ("UKBA"), and all applicable anti-bribery and anti-corruption laws where Moody's operates, and to accurately reflect all transactions in Moody's books and records. It is also Moody's policy to require certain third-party intermediaries, agents, consultants and business partners who work on Moody's behalf to comply with these same laws and practices. This policy applies to Moody's Corporation and its wholly-owned subsidiaries (collectively, Moody's). Moody's majority-controlled subsidiaries have adopted substantially similar policies in consultation with Moody's Legal and Compliance Departments.

Making actual payments or even offering business courtesies (as described below) or anything else of value, such as gifts, entertainment or other hospitality, to public officials (as defined below) may violate the FCPA, the UKBA or other anti-bribery and anti-corruption laws. Commercial bribery (not involving public officials) is also illegal in many countries. This Policy prohibits all commercial or public sector bribery.

Moody's employees are prohibited from offering or paying bribes. Moody's employees are also prohibited from providing any business courtesy or other thing of value for the purpose of rewarding a person for performing a function or activity that he or she is otherwise required to perform, or for inducing or rewarding the improper performance of a function or activity. Whether a function or activity is performed "improperly" is judged by whether it breaches a reasonable person's expectation in relation to the performance of that function or activity, such as the expectation that a person will perform a function or activity impartially and in good faith.

For purposes of this Policy, outreach to and engagement with public officials (including legislators and regulators) for the purpose of advancing Moody's legitimate business interests is not considered improper, provided that such outreach or engagement complies with this Policy.

If you have questions about this Policy, please refer to the [Anti-Bribery Resource Center](#) for contact information.

PUBLIC OFFICIALS

Although this Policy prohibits both commercial and public sector bribery, payments to or on behalf of, and the offering of business courtesies to, public officials warrant close scrutiny and must undergo advance review and approval by Compliance (unless exempted pursuant to the exemptions below). For purposes of this Policy, "public official" is construed broadly and includes not only elected officials of a government, but also any officer or employee of a government or any department, agency or "instrumentality" thereof (such as a government-controlled company or other commercial enterprise) or of a public international organization. "Public official" also includes any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization. Examples of public officials include the following:

» Head of state
» Royal family member
» Ministry or agency official
» Judge, magistrate or legislator
» Officer or employee of a government-controlled company, including government-controlled financial, banking, healthcare and transportation institutions and utilities
» Private person acting officially on behalf of a government department, agency or instrumentality
» Official of a public international organization (e.g., World Bank, IMF, UN)
» Employee of any government agency
» Political party, party official, or candidate for public office
» Employee of a government-sponsored pension or retirement plan

For purposes of the anti-bribery and anti-corruption laws, it is irrelevant whether a person is considered a public official by the government at issue.

If you have questions whether a particular person is considered to be a public official, or whether a particular entity is considered to be an "instrumentality," please refer to the [Anti-Bribery Resource Center](#) for the appropriate contact.

BUSINESS COURTESIES

Bribery is not limited to the payment of cash with corrupt intent, but also may include the provision of business courtesies or other things of value, such as gifts, hospitality or entertainment, for an improper purpose. It is never permissible to provide any business courtesy for a corrupt or improper purpose. In addition, no business courtesy may be given, directly or indirectly, to a public official except in cases that are approved by Compliance in advance, as provided below (unless exempted pursuant to the exemptions below).

Business courtesies could include, among other things:

» Gifts
» Promotional items
» Travel expenses
» Meals, entertainment, recreation and other hospitality
» Tickets to sporting, cultural or other events
» Charitable donations – whether in cash or various forms of sponsorship (such as dinners or golf tournaments)
» Business opportunities
» Discounted or free products or services
» Internships, secondment or employment for public officials or their family members
» Loans
» Assistance with medical care

Restrictions on Providing Business Courtesies To Business Contacts That Are Not Public Officials

Employees may provide business courtesies to any business contact only if the following general requirements are met:

1. The cost of the business courtesies must be reasonable and justifiable under the circumstances;

2. The business courtesies must comply with applicable laws;

3. The business courtesies must not reasonably be interpreted as an attempt to obtain or retain an improper business advantage, and must not reflect negatively on the reputation of Moody's or the recipient;

4. The business courtesies must be bona fide and must directly relate to a legitimate business purpose such as:

    a. the promotion, demonstration or explanation of Moody's products and services, or

    b. the execution or performance of a contractual obligation; and

5. The business courtesies must be supported by receipts and must be properly documented in accordance with any applicable expense reimbursement and accounting procedures, such as Moody's Travel & Entertainment Policy.

Restrictions on Providing Business Courtesies To Public Officials

Employees may provide business courtesies to public officials only if all of the general requirements listed above are met and under the following additional conditions:

a. The business courtesies must be pre-approved by Compliance (unless exempted pursuant to the exemptions below);

b. The business courtesies must be given in an open and transparent manner and must not be given to induce or reward the improper performance of an official function or activity;

c. The business courtesies must not involve the transfer of cash; any business courtesies involving cash equivalents, such as gift cards or gift certificates, require pre-approval by Compliance; and

d. In the case of an actual gift, such as a holiday gift, the business courtesies must not be extravagant in value, must be provided only to reflect esteem or gratitude, and must be infrequent (no more than two times per year).

To obtain Compliance pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](), found on the [Anti-Bribery Resource Center]().

Exemptions from Pre-Approval Requirement for Certain Routine, Reasonable Business Courtesies Provided to Public Officials

From time to time, in the ordinary course of conducting its businesses, Moody's may provide routine, reasonable business courtesies to public officials that are exempted from the pre-approval requirement described above, provided that they are directly related to a legitimate business purpose and otherwise comply with all requirements set forth in this Policy, including compliance with local laws.

The exemptions are:

a. Meals and refreshments provided to attendees, participants and speakers at Moody's conferences and events, provided that the costs of such meals and refreshments are reasonable given the venue;

b. Meals and refreshments provided incidental to meetings with public officials, regardless of venue, provided that such meals and refreshments are of nominal value (less than or equal to US $50 per person or the relevant local equivalent);

c. Moody's-branded items that are provided at Moody's events and conferences, provided that such items are of nominal value (less than US $50 per person or the relevant local equivalent); and

d. Moody's research, provided that such research has already been published.

IF YOU HAVE ANY DOUBT ABOUT WHETHER A BUSINESS COURTESY FALLS WITHIN THESE EXEMPTIONS, CONTACT COMPLIANCE; REFER TO THE ANTI-BRIBERY RESOURCE CENTER FOR THE APPROPRIATE CONTACT.

COMMON SITUATIONS INVOLVING PUBLIC OFFICIALS

Advisory Boards/Committees

Moody's invites external parties to sit on a variety of Advisory Boards/Committees. Such an invitation, whether paid or voluntary, may be deemed to have value to the recipient. Accordingly, before offering such a position to a public official (or to a known family member or designee of a public official), you must obtain pre-approval.

Fees or payments for participation on such Advisory Boards/Committees may be permissible in exceptional circumstances. Before offering a public official (or a known family member or designee of a public official) a fee for participating on an Advisory Board/Committee, you must obtain pre-approval.

To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Employment; Internships

Employment decisions, including paid or unpaid internships and secondments, must be based on merit and not made to improperly influence public officials. Accordingly, if a known family member or designee of a public official is seeking employment at Moody's, including a secondment or internship, you must obtain pre-approval before proceeding with the recruiting or employment process.

To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Charitable Contributions and Donations

Requests from public officials for donations to specific charities or non-profit organizations, even if well-known, may be considered bribes if the donation is made to improperly influence any act or decision of that official. Any requests for such charitable contributions or donations must be pre-approved.

To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the Anti-Bribery Resource Center.

Conference and Event Sponsorships; Delegation Trips

Conference and Event Sponsorships and any associated payments may be considered bribes if made to improperly influence any act or decision of a public official. Requests by public officials for Moody's to sponsor conferences or other events must be pre-approved.

Complimentary admissions and discounted registration fees for public officials to attend Moody's-sponsored conferences and events must be pre-approved. To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Where public officials are invited as speakers at Moody's-sponsored conferences and events, paying for such public official's travel, meals and lodging must be pre-approved. To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Where a delegation of public officials is invited to visit Moody's offices, this Policy generally prohibits the payment by Moody's of such public officials' travel, meals and lodging expenses. In exceptional cases, Moody's may approve such expenses and business courtesies, but pre-approval is required. To obtain pre-approval, you must complete a [Request for Pre-Approval to Provide Business Courtesies to Public Officials](#), found on the [Anti-Bribery Resource Center](#).

Family Members

Providing business courtesies to the family members of a public official is generally prohibited. In exceptional cases, Moody's may approve such business courtesies, but pre-approval is required. To obtain pre-approval, you must complete a Request for Pre-Approval to Provide Business Courtesies to Public Officials, found on the [Anti-Bribery Resource Center](#).

FACILITATION PAYMENTS

The UKBA prohibits "facilitation payments," which are commonly defined as payments to governmental officials for routine governmental action to which the individual or company is legally entitled, such as processing papers, issuing visas and providing phone service. In other words, the official is ordinarily and commonly required to perform the duty but requires a relatively small "additional" payment to carry out that duty.

Facilitation Payments are prohibited under this Policy as a general matter. However, such payments may be made only in exceptional circumstances when, for, example, an employee is placed under duress and faces potential safety issues or personal harm. Under such circumstances you must report the payment to the Legal Department immediately and provide a description of the circumstances under which the payment was made. Such payments must be accurately described and recorded in Moody's books and records.

THIRD PARTY INTERMEDIARIES

Moody's must not make payments through third parties that, if made by Moody's itself, would violate this Policy or any applicable anti-bribery and anti-corruption laws. Accordingly, before entering into or renewing contracts with agents, consultants and other third party intermediaries who represent Moody's in customer or governmental matters, you must follow Moody's [Covered Third Party Anti-Corruption Due Diligence and Contracting Procedures](#).

Global anti-bribery and anti-corruption laws cover a broad range of conduct. If you encounter a situation in which you are unsure about the appropriate course of action, or a situation not addressed in this Policy or the Moody's Code of Business Conduct, please refer to the [Anti-Bribery Resource Center](#) for the appropriate contact.





Compensation of Designated Compliance Officer

Issued by: Compliance
Applicable to: Compliance
Effective Date: MAY 21, 2018
For Internal Use Only

The compensation of the Designated Compliance Officer and all employees within Compliance, while serving in such capacity, shall not be linked to the financial performance of MIS and shall be arranged so as to ensure the independence of the Designated Compliance Officer and Compliance; provided that the foregoing policy shall not prevent employees within Compliance, other than the Designated Compliance Officer, from participating in broad-based retirement plan benefits on the same terms and conditions made available to MIS Employees generally.

The General Counsel and the Chief Human Resources Officer shall cooperate on the implementation and ongoing monitoring of this requirement.

DEFINED TERMS

Compliance

The term Compliance means the Compliance Department and includes MIS Employees who are part of the Compliance Department.

Designated Compliance Officer

The Designated Compliance Officer (DCO) is the individual designated by MIS as its Designated Compliance Officer.

MIS Employee

The term "MIS Employee" means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name

Moody's

Electronic Communications Monitoring Policy

Issued By:	Compliance Department
Applicable To:	Moody's Employees in Specified countries
Scope:	Global
Effective Date:	March 1, 2021

Subject to the country-specific exceptions noted below, Moody's monitors all emails and Instant Messages (or IMs), including email communications and IMs sent or received via Moody's remote access application on a personal mobile device (if deployed) and any documents attached to emails and IMs sent or received by Moody's employees in Argentina, Australia, Brazil, Canada, Costa Rica, Cyprus, the Czech Republic, France, Germany, Hong Kong, India, Italy, Japan, Lithuania, Mexico, Panama, People's Republic of China, Peru, Russia, Saudi Arabia, Singapore, South Africa, Spain, Sweden, the United Arab Emirates, the United Kingdom, and the United States for the following reasons:

a. to detect possible violations of the EU Regulation 1060/2009 on Credit Rating Agencies, United States law, including the Securities and Exchange Commission Rules regarding Nationally Recognized Statistical Rating Organizations, Moody's Code of Business Conduct (the "MCO Code"), the MIS Code of Professional Conduct, the Policy for Record Retention, the MIS-MA Separation Policy, the Policy for Securities Trading or other relevant policies, procedures, codes, laws and/or regulations in any relevant jurisdiction (together "Rules");

b. where it is necessary due to impending or threatened litigation, government or regulatory investigations, proceedings or requests, or internal investigations; and

c. where there is a concern that employees are engaging, or employees or former employees have engaged, in illegal, improper, or unethical activity.

Subject to the country-specific exceptions noted below, emails and IMs to be monitored will be selected by a dedicated software program and/or a Compliance Officer:

» on the basis of random sampling;

» on the basis of the presence of certain "Hot List" words or phrases. The Hot List is a list of words and phrases which, when contained in an email or IM, may indicate a potential violation of one or more Rules; and/or

» following a specific request by a Compliance Officer or member of the Legal Department for a "for cause" monitoring of certain emails or IMs.

Emails and IMs selected for monitoring will be reviewed under the direction of the Compliance or Legal Departments.

Monitoring pursuant to this Policy may result in the processing of employees' personal communications. Such communications will be processed in accordance with local law, the MCO Code, and any separate consents or other documents an employee has signed with respect to such processing.

If a reviewed email or IM is suspected of reflecting inappropriate communication or behavior in violation of any of the Rules, the email will be escalated for further Compliance review.

Country-Specific Exceptions

This policy is subject to the following country-specific exceptions:

a. in **Australia**, the monitoring of IMs with third parties will be carried out only on a case-by-case basis where there is a specific cause for concern;

b. in **Brazil**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read;

c. in **Canada**, the monitoring of IMs with third parties will be carried out only on a case-by-case basis;

d. in **Cyprus**, if it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further;

e. in the **Czech Republic**, monitoring will not be carried out on the basis of random sampling;

f. in **France**, monitoring will be of MIS Employees only. In addition, personal emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which leads the reader to believe that they are personal emails) will not be read except by the IT officer ("Administrateur du système informatique") and only: (i) where there is a risk of or on the occurrence of a particular event as defined by French case law; (ii) in the presence of the employee concerned; or (iii) provided that the employee has been formally asked to be present. The IT officer may disclose the content of such email(s) to the employer if they threaten the good technical running or safety of the IT applications or if it is necessary to safeguard the company's interest. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent

that the email or IM is personal, it will be closed immediately and treated in the same way as emails expressly marked "personal" or "private" as described above;

g.   in **Germany**, monitoring will not be carried out on the basis of random sampling or the presence of certain "Hot List" words or phrases. Monitoring will only be carried out on a case-by-case basis where there is specific cause for concern (i.e. potential criminal behaviour or a severe infringement of obligations under the employment contract). Emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

h.   in **Italy**, monitoring will not be carried out on the basis of random sampling, and there will be no monitoring of IMs with third parties;

i.   in **Lithuania**, monitoring will not be carried out on the basis of random sampling. Emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IMs is personal, it will be closed immediately and not read further;

j.   in the **People's Republic of China**, monitoring will not be carried out with respect to any IMs between a Moody's employee in the People's Republic of China and a third party where that third party has not consented to the monitoring of that IM. If it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further;

k.   in **Peru**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

l.   in **Russia,** monitoring will be carried out pursuant to the Electronic Communication Monitoring Policy of the Branch Office of Private Company Ltd. By Shares Moody's Investors Service Limited (UK), Moscow, Russian Federation;

m.   in **Saudi Arabia**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

n. in **Singapore**, monitoring will not be carried out with respect to any IMs between a Moody's employee in Singapore and a third party where that third party has not consented to the monitoring of that IM;

o. in **Spain**, emails which are identified as being personal (i.e. emails the subject of which includes the express mention of "personal" or "private" or emails the subject of which clearly leads the reader to believe that they are personal emails) will not be read. If, on opening an email or IM that is not marked "personal" or "private" in the subject line, it becomes apparent that the email or IM is personal, it will be closed immediately and not read further;

p. in **Sweden**, if it is apparent, or, on opening it becomes apparent, that an email or IM is strictly personal, then it will not be opened or it will be closed immediately and not read further. The monitoring of emails or IMs containing personal information will not go further than the minimum necessary for compliance purposes;

q. in the **United Arab Emirates**, monitoring will not be carried out with respect to any email communication or IM between a Moody's employee in the United Arab Emirates and a third party where that third party has not consented to the monitoring of that email or IM. If it is apparent, or, on opening it becomes apparent, that an email or IM is personal, then it will not be opened or it will be closed immediately and not read further; and

r. in the **UK**, monitoring of emails or IMs marked "personal" or "private" will be avoided wherever possible and any monitoring of such emails or IMs will not go further than the minimum necessary for compliance purposes and as permitted by law.

DEFINED TERMS

Instant Messaging, Instant Message or "IM"

Refers to Internet-based forms of electronic communication, including direct messaging, private messaging or chat functionality, that enable two or more users to communicate with each other in real time.





Policy on Referring Violations of Law (SEC Rule 15E(u))

Issued by: Compliance
Applicable to: All MIS Employees
Scope: Global
Effective Date: May 02, 2016

POLICY

Under SEC Rule 15E(u), MIS is required to report certain information it receives from third parties alleging that a Rated Entity has committed a material violation of law. Specifically, MIS is required to refer to the appropriate law enforcement or regulatory authorities any information it receives from a third party and finds credible that alleges that an issuer of securities rated by MIS has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court in the United States of America.

Any MIS Employee who becomes aware of an allegation from a third party he or she believes may fall within this requirement must promptly report such allegation to the Compliance Department using the applicable email address. In the EU, use ComplianceEMEA@moodys.com. In Japan, use Moody'sComplianceJapan@moodys.com. In all other locations, use Moody'sCompliance@moodys.com.

Upon receiving such a report, the Compliance Department, in consultation with the Legal Department, will evaluate the allegation to determine whether the matter should be referred to the relevant law enforcement or regulatory authorities under the requirements outlined above.

DEFINED TERMS

MIS
MIS refers to Moody's Investors Service, Inc. and its affiliates that issue Ratings under the "Moody's Investors Service" brand name.

MIS Employee
The term MIS Employee means any full-time or part-time employee of MIS.

Rated Entity (ies)
A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.

Policy for Receipt, Review and Retention of External Complaints

Issued by: Compliance Department
Applicable to: All MIS Employees, All Moody's Local Employees and relevant MCO Employees supporting the MIS and/or Moody's Local ratings processes
Effective Date: October 21, 2020

POLICY

MIS and Moody's Local are required to provide for the receipt, review, and retention of certain complaints received from Rated Entities, their agents and other external parties. The purpose of this policy is to identify the types of complaints covered under the requirement.

COMPLAINTS COVERED BY THIS POLICY[1]

Complaints covered by this policy are communications received from a source outside of Moody's that contain:

a. Allegations of a specific violation of laws, regulations, the MIS Code of Professional Conduct, policies and/or procedures by MIS or by an MIS employee with respect to MIS's actions as a credit rating agency;

b. Allegations of a specific violation of laws, regulations, a Moody's Local Code of Professional Conduct, policies and/or procedures by a Moody's Local entity or by a Moody's Local Employee with respect to a Moody's Local entity's actions as a credit rating agency;

c. Specific factual assertions that a particular MIS or Moody's Local Credit Rating[2], model or methodology is unsupported or has been assigned or applied improperly; or

d. Allegations that an MIS or Moody's Local Employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a Credit Rating has performed in a manner that violates laws, regulations, policies and/or procedures.

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints: (1) general expressions of disagreement with particular Credit Ratings, the outcome of a Rating Committee or Risk Rating Consejo, or the models and/or methodologies used by MIS or Moody's Local in formulating its Credit Ratings; (2) an external request to appeal a Credit Rating; (3) a comment on whether in-use methodologies for determining Credit Ratings should be updated; or (4) a comment received by MIS or Moody's Local as part of the Request for Comment process.

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[1]   In Japan, MJKK and MSFJ have also the implemented local Complaint Handling Rules.
[2]   All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook and rating Review.
[3]   References to Credit Ratings include Risk Ratings and to the extent applicable, any related risk rating Outlook or risk rating Review in Moody's Local Argentina and Moody's Local Uruguay.

In addition, and subject to applicable law, anonymous complaints from Employees or external parties may be made via the Moody's Integrity Hotline as described in detail in Moody's Code of Business Conduct.

DEFINED TERMS

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an Issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

Issuer

The term Issuer means any entity by which a Security has been issued, guaranteed, or by which the credit underlying the Security has been otherwise supported. The term Issuer also includes the corporate parent or majority-owned subsidiary of an Issuer.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and it affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Moody's Local (ML)

ML refers to Moody's Local and its affiliates that issue ratings under the "Moody's Local" brand name. A suffix will be added to specify each jurisdiction using the brand name.

Moody's Local Employee

The term Moody's Local Employee means any full-time or part-time employee.

Other Risk (L-AR, ML-UY)

Other Risks are any other risks different from credit risks, which can be requested by a customer of Moody´s Local – AR or Moody's Local - UY to rate, and for which Moody´s Local – AR or Moody's Local UY has a corresponding risk rating methodology registered before the Comision Nacional de Valores and the Banco Central del Uruguay accordingly.

Other Risk Assessments, Ratings or Related Activities (ML-UY)

Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings conducted by Moody's Local-UY.

Outlook

An Outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. For further information, please consult the applicable Rating Symbols and Definitions document.

Outlook (ML – AR, ML - UY)

An Outlook is an opinion regarding the likely direction of an issuer's Risk Rating over the medium term. For further information, please consult the applicable Rating Scales document.

Rated Entity (ies)

A Rated Entity means any entity rated by a Moody's credit rating agency or any entity that issues securities rated

by a Moody's credit rating agency.

Review

A Review is an indication that a rating is under consideration for a change in the near term. For further information see the applicable Ratings Symbols and Definitions document.

Review (ML – AR, ML - UY)

A Review is an indication that a Risk Rating is under consideration for a change in the near term. For further information, please consult the applicable Rating Scales document.

Risk Rating (ML-AR)

Risk Rating (ML-AR) refers to Moody´s Local – AR professional activity, as requested by interested entities, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Risk Rating – opinions on the solvency of an institution, a credit commitment, a debt security or similar, or an issuer; and

(ii)   Rating of Other Risks - opinions on Other Risks.

Risk Ratings are not recommendations to purchase, sell nor maintain any tradable security. Risk Ratings exclude all Related and Complementary Activities ("Actividades Afines y Complementarias").

Risk Rating (ML-UY)

Risk Rating (ML-UY) refers to Moody´s Local – UY professional activity, provided according to registered Risk Rating Methodologies and a defined risk rating system for risk rating categories, that includes:

(i)   Credit Rating is an opinion from Moody's Local – UY regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.; and

(ii)   (ii) Other Risk Assessments, Ratings or Related Activities are risk assessments, ratings or related activities other than Credit Ratings by Moody's Local - UY.

Risk Rating Consejo (ML - AR, ML - UY)

A Risk Rating Consejo is the committee in charge of a Risk Rating Action, according to the respective risk rating methodologies.



Policy for Internal Complaints Regarding MIS Ratings or the Ratings Process

Issued by:	MIS Compliance Department
Applicable to:	All MIS Employees
Scope:	Global
Effective Date:	December 18, 2017

POLICY

All Employees are encouraged to raise any and all concerns regarding potential violations of law, regulation or Moody's policy. This policy defines and describes the handling of certain types of complaints submitted by Employees regarding MIS Ratings and/or the MIS Rating Process. Nothing in this policy limits the ability of any Moody's Employee to raise any concern that may fall under the Moody's Code of Business Conduct or the Open Door Policy.

MIS is required to provide for the receipt, review and retention of complaints, as defined below, that are received from Employees. For complaints received from Rated Entities, their Agents, and other external parties, please refer to the Policy for Receipt, Review and Retention of External Complaints.

Complaints addressed by this policy, including anonymous complaints from Employees, may be made via the Moody's Integrity Hotline and/or via the Open Door Policy as described in Moody's Code of Business Conduct.

INTERNAL COMPLAINTS COVERED BY THIS POLICY

Complaints covered by this policy are communications, whether written or oral, made by Moody's Employees that contain:

a. Allegations of a specific violation of laws, regulations, the MIS Code of Professional Conduct, policies and/or procedures by MIS, or by an MIS Employee, with respect to MIS's actions as a Credit Rating Agency;

b. Specific factual assertions that a particular MIS Credit Rating[1], model or methodology is unsupported or has been assigned or applied improperly; or

c. Allegations that an MIS Employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a Credit Rating has performed in a manner that violates laws, regulations, policies and/or procedures.

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[1] All references to a Credit Rating in this document shall include the Credit Rating and to the extent applicable, any related rating Outlook and rating Review.

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints: (1) general expressions of disagreement with particular Credit Ratings, the outcome of a Rating Committee, or the models and/or methodologies used by MIS in formulating its Credit Ratings; (2) an internal request to appeal a Credit Rating; or (3) a comment on whether in-use methodologies for determining Credit Ratings should be updated.

REVIEWING COMPLAINTS

Upon receipt, the Compliance Department is responsible for reviewing all internal complaints and, in consultation with the appropriate personnel, determining what response, if any, is required. If the Compliance Department determines that further review is required, it will be responsible for conducting that review.

RECORD RETENTION

All records and documentation obtained or produced by the Compliance Department in connection with the review of an internal complaint, including all reports and other materials, must be maintained by the Compliance Department as set forth in the Appendix of Rating Services Record Retention Schedules, following the completion of the review.

DEFINED TERMS

Agents

An agent is any party working on behalf of a Rated Entity, or working on behalf of an agent of the Rated Entity.

Credit Rating

A Credit Rating is an opinion from MIS regarding the creditworthiness of an entity, a debt or financial obligation, debt security, preferred share or other financial instrument, or of an issuer of such a debt or financial obligation, debt security, preferred share or other financial instrument, issued using an established and defined ranking system of rating categories.

Credit Rating Agency

Credit Rating Agency means a legal person whose occupation includes the issuing of credit ratings on a professional basis.

Employee(s)

An Employee is any full-time or part-time employee of Moody's Corporation or any of its wholly-owned subsidiaries, wherever located.

MIS Employee

The term MIS Employee means any full-time or part-time employee of MIS.

Moody's Investors Service, Inc. (MIS)

MIS refers to Moody's Investors Service, Inc. and it affiliates that issue Ratings under the "Moody's Investors Service" brand name.

Rated Entity (ies)

A Rated Entity means any entity rated by MIS or any entity that issues securities rated by MIS or any entity that is seeking a Credit Rating from MIS.